06010537

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd.

*CURRENT ADDRESS 456 Alexandra Road, NOL Building
Singapore 119962

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 01 2006
THOMSON FINANCIAL

FILE NO. 82- 2605 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: ERS

DAT : [redacted]
1/31/06

MASNET No. 58 OF 24.02.2004
Announcement No. 58

NOL

NEPTUNE ORIENT LINES LIMITED

Unaudited Financial Statements for the full year ended 26 December 2003

Attached is our Company's announcement relating to the above.

NOL FY2003.pdf

Submitted by Ms Marjorie Wee & Ms Wong Kim Wah, Joint Company Secretaries on 24/02/2004 to the SGX

NEPTUNE ORIENT LINES LIMITED
Unaudited Financial Statements
For the full year ended 26 December 2003

		Group			Company		
		US$'000 2003	US$'000 2002	% Increase/ (Decrease)	US$'000 2003	US$'000 2002	% Increase/ (Decrease)
1.(a)(i)	Revenue	5,522,583	4,641,818	19	10,202	13,564	(25)
	Cost of sales	(4,407,172)	(4,103,392)	7	(13,934)	(18,296)	(24)
	Gross profit/(loss)	1,115,411	538,426	107	(3,732)	(4,732)	(21)
	Other operating income	47,427	7,382	542	9,254	17,114	(46)
	Administrative expenses	(590,964)	(584,657)	1	(18,428)	(14,872)	24
	Other operating expenses	(138,639)	(150,102)	(8)	(60,814)	(58,487)	4
	Gain on disposal of a discontinued operation [1]	133,902	-	N/M	199,459	-	N/M
	Operating profit/(loss)	567,137	(188,951)	N/M	125,739	(60,977)	N/M
	Finance and investment income	10,811	11,061	(2)	21,820	80,940	(73)
	Finance costs	(121,487)	(140,558)	(14)	(41,445)	(41,421)	0
	Share of results of associated companies before tax	159	(1,489)	N/M	-	-	0
	Share of results of joint ventures before tax	103	2,127	(95)	-	-	0
	Profit/(loss) before tax	456,723	(317,810)	N/M	106,114	(21,458)	N/M
	Income tax expense	(22,484)	(9,885)	127	(3,640)	(1,955)	86
	Profit/(loss) from ordinary activities after tax	434,239	(327,695)	N/M	102,474	(23,413)	N/M
	Minority interest	(5,413)	(2,461)	120	-	-	0
	Net profit/(loss)	428,826	(330,156)	N/M	102,474	(23,413)	N/M

[1] American Eagle Tankers Group ("AET") was sold on 22 July 2003.

1.(a)(ii) Notes to the Income Statement

	Group			Company		
	US$'000 2003	US$'000 2002	% Change	US$'000 2003	US$'000 2002	% Change
(A) Investment Income	216	1,256	(83)	18,318	78,291	(77)
(B) Other Income Including Interest Income [2]	184,297	11,399	1,517	210,766	19,764	966
(C) Interest on Borrowings	(115,744)	(134,233)	(14)	(40,179)	(39,977)	1
(D) Depreciation and Amortisation	(291,881)	(327,075)	(11)	(1,492)	(1,653)	(10)
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(11,111)	(29,598)	(62)	(22,577)	(9,889)	128
(F) Provision for Impairment in Value of Investments	(8,462)	(682)	1,141	(27,615)	(34,387)	(20)
(G) Foreign Exchange Gain	10,087	8,588	17	926	(721)	N/M
(H) Adjustment for Over/(Under) Provision for Tax in Prior Years	8,427	(20,565)	N/M	-	(955)	(100)
(I) Profit/(Loss) on Sale of Investments, Properties and Property, Plant and Equipment [2]	153,168	(3,291)	N/M	202,480	11,734	1,626

[2] Included in items under 1.(a)(ii) (B) and 1.(a)(ii) (I) for both Group and Company is the gain on sale of AET completed on 22 July 2003.

N/M : not meaningful

1.(b)(i) Balance Sheet

	Group			Company		
	US$'000	US$'000	%	US$'000	US$'000	%
	26 Dec 2003	27 Dec 2002	Increase / (Decrease)	26 Dec 2003	27 Dec 2002	Increase / (Decrease)
<u>Current Assets</u>						
Cash and cash equivalents	542,517	334,530	62	145,925	3,109	4,594
Trade and other receivables	666,726	595,152	12	202,561	434,797	(53)
Inventories at cost	62,108	68,551	(9)	448	448	0
Other current assets	46,342	51,441	(10)	10,270	2,096	390
Total current assets	1,317,693	1,049,674	26	359,204	440,450	(18)
<u>Non-current Assets</u>						
Investments in subsidiaries	-	-	0	946,052	1,263,404	(25)
Investments in associated companies	44	10,406	(100)	64	1,349	(95)
Investments in joint ventures	1,503	2,975	(49)	-	-	0
Long term investments	20,432	24,294	(16)	4,467	10,332	(57)
Property, plant and equipment	2,299,717	3,169,440	(27)	6,401	7,640	(16)
Deferred charges	4,746	8,271	(43)	335	402	(17)
Intangible assets	44,755	58,196	(23)	198	393	(50)
Goodwill arising on consolidation	259,588	291,853	(11)	-	-	0
Deferred tax assets	41,024	32,464	26	-	-	0
Other non-current assets	74,235	121,604	(39)	42,335	44,610	(5)
Total non-current assets	2,746,044	3,719,503	(26)	999,852	1,328,130	(25)
TOTAL ASSETS	4,063,737	4,769,177	(15)	1,359,056	1,768,580	(23)
<u>Current Liabilities</u>						
Trade and other payables	723,698	627,013	15	42,774	34,001	26
Current tax liabilities	56,245	31,369	79	10,540	9,724	8
Borrowings	105,193	263,736	(60)	14,096	40,653	(65)
Provisions	49,907	35,287	41	37,649	13,003	190
Other current liabilities	135,980	105,424	29	-	-	0
Total current liabilities	1,071,023	1,062,829	1	105,059	97,381	8
<u>Non-current Liabilities</u>						
Borrowings	1,147,126	2,560,275	(55)	297,275	1,131,085	(74)
Provisions	71,127	87,115	(18)	24,570	39,361	(38)
Deferred income	25,421	30,509	(17)	-	-	0
Deferred tax liabilities	256,459	284,747	(10)	10,727	10,921	(2)
Other non-current liabilities	177,313	166,518	6	44,563	35,129	27
Total non-current liabilities	1,677,446	3,119,164	(46)	377,135	1,216,496	(69)
TOTAL LIABILITIES	2,748,469	4,181,993	(34)	482,194	1,313,877	(63)
NET ASSETS	1,315,268	587,184	124	876,862	454,703	93
<u>Shareholders' Equity</u>						
Share capital	798,527	654,623	22	798,527	654,623	22
Reserves	505,541	(98,570)	N/M	78,335	(199,920)	N/M
Total shareholders' equity	1,304,068	556,053	135	876,862	454,703	93
Minority interests	11,200	31,131	(64)	-	-	0
	1,315,268	587,184	124	876,862	454,703	93
Net current assets/(liabilities)	246,670	(13,155)	N/M	254,145	343,069	(26)

N/M : not meaningful

1.(b)(ii) Borrowings

	As at 26 December 2003			
	US$'000 Secured Bank Loans [3]	US$'000 Unsecured Bank Loans	US$'000 Unsecured Finance Lease Liabilities	US$'000 Total
Amount repayable in one year or less, or on demand	70,729	-	34,464	105,193
Amount repayable in :				
2005	60,479	-	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	-	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	502,620	395,617	354,082	1,252,319

	As at 27 December 2002			
	US$'000 Secured Bank Loans [3]	US$'000 Unsecured Bank Loans	US$'000 Unsecured Finance Lease Liabilities	US$'000 Total
Amount repayable in one year or less, or on demand	96,827	133,871	33,038	263,736
Amount repayable in :				
2004	119,245	6,000	34,822	160,067
2005	225,330	307,945	36,304	569,579
2006	266,707	221,000	38,384	526,091
2007	133,000	1,000	39,716	173,716
Thereafter	243,519	671,605	205,698	1,120,822
	1,084,628	1,341,421	387,962	2,814,011

[3] The loans are secured either on vessels or properties.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in :						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

As at 27 December 2002	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable in one year or less	296,759	85,513	81,574	25,706	70,123	559,675
Amount repayable in :						
2004	258,582	58,044	80,857	25,425	57,737	480,645
2005	226,804	41,246	80,758	25,425	45,885	420,118
2006	155,697	25,254	81,237	25,280	37,701	325,169
2007	120,337	17,861	72,015	22,660	24,733	257,606
Thereafter	645,876	4,134	1,339,595	27,158	64,131	2,080,894
	1,704,055	232,052	1,736,036	151,654	300,310	4,124,107

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(b)(iii) **Operating Lease Commitments (Continued)**

The contingent rent component included under the above non-cancellable operating leases are as follows:

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable in one year or less	3,694	-	14,820	-	-	18,514
Amount repayable in :						
2005	4,186	-	14,820	-	-	19,006
2006	4,422	-	14,820	-	-	19,242
2007	4,281	-	14,820	-	-	19,101
2008	3,844	-	14,820	-	-	18,664
Thereafter	7,195	-	291,455	-	-	298,650
	27,622	-	365,555	-	-	393,177

As at 27 December 2002	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable in one year or less	9,371	773	14,820	-	-	24,964
Amount repayable in :						
2004	9,839	292	14,820	-	-	24,951
2005	10,165	-	15,159	-	-	25,324
2006	10,081	-	15,507	-	-	25,588
2007	9,612	-	15,484	-	-	25,096
Thereafter	31,590	-	631,614	-	-	663,204
	80,658	1,065	707,404	-	-	789,127

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

The present value for the aggregated operating lease commitments as at 26 December 2003 is US$2.17 billion (2002: US$2.65 billion). The present values are computed based on the Group's weighted average cost of capital ("WACC") of 6.8%. The same WACC is used for 2002 comparatives.

1.(c)(i) Consolidated Cash Flow Statement

	Group US$'000 2003	US$'000 2002
Cash Flows from Operating Activities		
Profit/(loss) before tax	456,723	(317,810)
Adjustments for :		
Amortisation of non-current assets and deferred income	35,365	45,768
Depreciation of property, plant and equipment	256,516	281,307
Interest expense	115,744	134,233
Interest income	(8,469)	(6,944)
Investment income	(216)	(1,256)
Net loss on disposal of intangible assets	-	967
Net (profit)/loss on disposal of property, plant and equipment	(6,768)	4,320
Write-off of property, plant and equipment	1,108	4,671
Write-off of intangible assets	4,433	7,485
Gain on disposal of a discontinued operation	(133,902)	-
Net profit on disposal of subsidiaries	(224)	(517)
Net profit on disposal of associated companies	-	(48)
Net profit on disposal of long term investments	(12,274)	(1,432)
Net profit on early extinguishment of debts	(28)	(706)
Net provision for impairment in value of intangible assets	-	5,741
Net provision for impairment in value of goodwill	-	4,185
Net provision for doubtful loans and non-trade debts to associated companies	6,308	14,129
Net (write-back of)/provision for doubtful loans receivable	(3,681)	9,330
Net provision for impairment in value of property, plant and equipment	44,201	12,504
Net provision for impairment in value of an associated company	5,118	-
Net provision for impairment in value of a joint venture company	1,576	-
Net provision for impairment in value of long term investments	1,769	682
Net provision for restructuring and termination costs	7,899	35,963
Net provision for onerous contract	4,000	-
Net provision for drydocking costs	3,360	5,054
Net (write-back of)/provision for foreseeable shipping losses	(11,480)	27,774
Net provision for associated companies	14,296	662
Share of results of associated companies	(159)	1,489
Share of results of joint ventures	(103)	(2,127)
Exchange difference	(745)	(1,786)
Operating cashflow before working capital changes	780,366	263,638
Changes in operating assets and liabilities, net of effects from purchase and disposal of subsidiaries and a discontinued operation:		
Deferred charges	(769)	(1,871)
Deferred income	441	(812)
Receivables	(109,157)	33,830
Inventories	(5,943)	(14,190)
Payables	146,655	60,204
Net amount due from/(to) associated companies	14,098	(9,919)
Trading securities	2,317	(2,174)
Cash generated from operations	828,008	328,706
Interest paid	(113,004)	(129,889)
Interest received	8,498	6,964
Net income tax paid	(30,516)	(45,760)
Net cash inflow from operating activities	692,986	160,021
Cash Flows from Investing Activities		
Acquisition of subsidiaries, net of cash acquired	-	(20,292)
Additional payments to seller of subsidiary acquired	-	(1,646)
Dividends paid to minority interests	(838)	-
Net proceeds from loans receivable	41,754	3,855
Investment income received	216	1,256
Additions in long term investments	(1,218)	(2,157)
Purchase of property, plant and equipment [6]	(317,686)	(286,365)
Purchase of intangible assets	(3,948)	(9,390)
Proceeds from disposal of property, plant and equipment	34,605	10,120
Proceeds from disposal of intangible assets	-	1,165
Proceeds from disposal of long term investments	26,079	9,973
Proceeds from disposal of associated companies	35	72
Proceeds from return of capital investment in an associated company	-	2,280
Proceeds (net of transaction cost) from disposal of subsidiaries and a discontinued operation [5]	532,343	316
Net cash inflow/(outflow) from investing activities	311,342	(290,813)

1.(c)(i) Consolidated Cash Flow Statement (continued)

	Group US$'000 2003	US$'000 2002
Cash Flows from Financing Activities		
Proceeds from borrowings	-	200,272
Capital contribution by minority interests	135	-
Proceeds from issue of new ordinary shares	319,685	36
Repayment of borrowings	(1,116,161)	(185,815)
Net cash (outflow)/inflow from financing activities	(796,341)	14,493
Net change in cash and cash equivalents	207,987	(116,299)
Cash and cash equivalents at beginning of financial year	334,530	450,829
Cash and cash equivalents at end of financial year	542,517	334,530

[5] Summary of Effect of Changes On Disposal Of Subsidiaries And A Discontinued Operation

Net assets disposed :		
Property, plant and equipment	858,175	91
Other non-current assets	15,609	66
Current assets	55,964	621
Current liabilities	(76,634)	(152)
Non-current liabilities	(404,253)	-
Net attributable assets disposed	448,861	626
Less : Minority interest	(23,957)	(273)
Less : Foreign currency translation reserve	615	(554)
	425,519	(201)
Profit on disposal of a discontinued operation [7]	133,902	-
Profit on disposal of subsidiaries	224	517
Net proceeds from disposal of subsidiaries and a discontinued operation	559,645	316
Less : Cash of subsidiaries and a discontinued operation disposed	(22,711)	-
Less : Amount receivable from buyer of a discontinued operation	(4,591)	-
Net cash inflow on disposal of subsidiaries and a discontinued *operation, net of cash disposed*	532,343	316

[6] Purchase of Property, Plant and Equipment

During the financial year, the Group acquired property, plant and equipment with an aggregate cost of US$317.7 million (2002: US$379.7 million). Cash payments of US$317.7 million (2002: US$286.4 million) were made for these property, plant and equipment.

[7] This relates to the sale of AET to Malaysia International Shipping Corporation Berhad ("MISC") completed on 22 July 2003.

1.(d)(i) Statement of Changes in Equity

	Share Capital US$'000	Share Premium US$'000	Foreign Currency Translation Reserves US$'000	Accumulated Losses US$'000	Total US$'000
GROUP					
Balance at 28 December 2002	654,623	376,754	5,517	(480,841)	556,053
Currency translation differences	-	-	(496)	-	(496)
Net loss not recognised in income statement	-	-	(496)	-	(496)
Net gain for the financial year	-	-	-	428,826	428,826
Total (losses)/gains recognised for the financial year	-	-	(496)	428,826	428,330
Issue of new ordinary shares	143,904	175,781	-	-	319,685
Balance at 26 December 2003	798,527	552,535	5,021	(52,015)	1,304,068
Balance at 29 December 2001	654,589	376,752	4,821	(150,685)	885,477
Currency translation differences	-	-	696	-	696
Net gain not recognised in income statement	-	-	696	-	696
Net loss for the financial year	-	-	-	(330,156)	(330,156)
Total gains/(losses) recognised for the financial year	-	-	696	(330,156)	(329,460)
Issue of new ordinary shares	34	2	-	-	36
Balance at 27 December 2002	654,623	376,754	5,517	(480,841)	556,053

	Share Capital US$'000	Share Premium US$'000	Foreign Currency Translation Reserves US$'000	Accumulated Losses US$'000	Total US$'000
COMPANY					
Balance at 28 December 2002	654,623	376,754	-	(576,674)	454,703
Net gain for the financial year	-	-	-	102,474	102,474
Issue of new ordinary shares	143,904	175,781	-	-	319,685
Balance at 26 December 2003	798,527	552,535	-	(474,200)	876,862
Balance at 29 December 2001	654,589	376,752	-	(553,261)	478,080
Net loss for the financial year	-	-	-	(23,413)	(23,413)
Issue of new ordinary shares	34	2	-	-	36
Balance at 27 December 2002	654,623	376,754	-	(576,674)	454,703

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

As at 26 December 2003, the Company's issued and paid-up capital comprised 1,426,468,029 (27 December 2002 : 1,176,133,887) ordinary shares of S$1.00 each.

During the financial year, the Company issued:
(a) 236,000,000 ordinary shares of par value S$1.00 each, for cash at S$2.32 per share.

(b) 13,884,142 ordinary shares of par value S$1.00 each, fully paid to participants of the NOL Group Share Option Plan ("SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.05 per share.

(c) 450,000 ordinary shares of par value S$1.00 each to participants of the NOL Group Performance Share Plan ("PSP") whose performance shares were released and vested on 31 December 2001 and 26 December 2003 respectively.

As at 26 December 2003, options to subscribe for 44,747,157 (27 December 2002 : 51,975,543) ordinary shares remain outstanding under the SOP. There were 34,500 options exercised in 2003 but shares have yet to be allotted.

2. **Audit or Review of Figures**

The figures have not been audited nor reviewed by our auditors.

3. **Auditors' Report (including any qualifications or emphasis of matter)**

N.A.

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for and the effect of the change.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 27 December 2002.

5.(a) **Changes in accounting policies and methods of computation, including any required by an accounting standard. To include reasons for, and the effect of, the change.**

N.A.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

GROUP	2003	2002
Earnings/(Loss) per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue	35.42 US cts	(28.07) US cts
b) On a fully diluted basis (detailing any adjustments made to the losses)	35.29 US cts	(28.07) US cts

7. **Net Asset Value**

	Group			Company		
	26 Dec 2003 US$	27 Dec 2002 US$	Inc / (Dec) %	26 Dec 2003 US$	27 Dec 2002 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	0.91	0.47	94	0.61	0.39	56

8. Review of the Performance of the Group

FY 2003 vs FY 2002

NOL Group recorded a 19% increase in revenue to US$5.52 billion (2002: US$4.64 billion) as revenue increased significantly in both the Liner and Logistics business units.

The Group achieved a net profit of US$428.8 million (2002 : loss of US$330.2 million). The Liner business was the main contributor to the fine set of results.

Q4 2003 vs Q4 2002

The Group recorded a 19% increase in revenue to US$1.55 billion (2002 : US$1.30 billion) and a net profit of US$134.2 million (2002 : loss of US$145.9 million). The improvement came from the Liner and Logistics business units.

	FY 2003 US$'m	Q4 2003 US$'m	Q3 2003 US$'m	Q2 2003 US$'m	Q1 2003 US$'m
Revenue					
Liner	4,180	1,228	1,058	937	957
Logistics	975	286	235	223	231
Chartering [8]	317	15	39	122	141
Others	161	39	34	44	44
Elimination	(110)	(21)	(24)	(34)	(31)
Total	**5,523**	**1,547**	**1,342**	**1,292**	**1,342**
Core EBIT [9]					
Liner	406	179	140	82	5
Logistics	7	4	2	2	(1)
Chartering	75	2	2	27	44
Others	(23)	(5)	(9)	(3)	(6)
Total	**465**	**180**	**135**	**108**	**42**

	FY 2002 US$'m	Q4 2002 US$'m	Q3 2002 US$'m	Q2 2002 US$'m	Q1 2002 US$'m
Revenue					
Liner	3,443	945	843	794	861
Logistics	813	240	200	177	196
Chartering [8]	349	108	84	78	79
Others	163	42	36	34	51
Elimination	(126)	(35)	(28)	(31)	(32)
Total	**4,642**	**1,300**	**1,135**	**1,052**	**1,155**
Core EBIT [9]					
Liner	(72)	(8)	7	(18)	(53)
Logistics	(27)	(16)	-	(4)	(7)
Chartering	9	(3)	3	2	7
Others	6	13	2	(5)	(4)
Total	**(84)**	**(14)**	**12**	**(25)**	**(57)**

[8] AET was sold on 22 July 2003.

[9] Earnings before Interest, Tax and Exceptional Items.

Analysis by Business Units

(i) **Liner**

FY 2003 vs FY 2002

2003 was an outstanding year for Liner business. Core EBIT was US$406 million, which marked a turnaround from a loss of US$72 million in 2002. This was attributed to the turnaround in the shipping industry which allowed the successful implementation of the general rate recovery programs. Yield management initiatives, network optimisation and cost containment also contributed significantly to the improved performance.

Q4 2003 vs Q4 2002

Liner business saw a significant improvement in revenue as a result of network adjustment and re-deployment of equipment to meet strong demand in all key trades. Improved freight rates in the Trans-Pacific, Asia-Europe, Intra-Asia and Trans-Atlantic markets were the main contributors to the 30% increase in overall revenue. Average freight rates rose by 19% against the corresponding quarter last year. Cost savings initiatives like contract re-negotiations, improved productivity and network rationalisation also continued to contribute to the improved performance.

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Load Factors %					
Trans-Pacific East Bound	94%	88%	95%	96%	98%
Trans-Pacific West Bound	76%	73%	63%	74%	99%
Trans-Pacific Trade	**87%**	**82%**	**82%**	**87%**	**98%**
Latin America - North Bound	64%	63%	65%	64%	67%
Latin America - South Bound	68%	78%	70%	61%	55%
Latin America Trade	**66%**	**71%**	**68%**	**63%**	**61%**
Asia-Europe	101%	99%	101%	90%	103%
Europe-Asia	94%	97%	94%	102%	95%
Asia-Europe Trade	**98%**	**98%**	**98%**	**96%**	**99%**
Trans-Atlantic - East Bound	76%	70%	81%	78%	74%
Trans-Atlantic - West Bound	100%	95%	104%	104%	98%
Trans-Atlantic Trade	**88%**	**82%**	**93%**	**91%**	**86%**

	FY 2002	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Load Factors %					
Trans-Pacific East Bound	92%	97%	94%	93%	82%
Trans-Pacific West Bound	89%	91%	81%	101%	85%
Trans-Pacific Trade	**91%**	**94%**	**89%**	**96%**	**83%**
Latin America - North Bound	84%	79%	88%	86%	85%
Latin America - South Bound	73%	69%	75%	72%	75%
Latin America Trade	**78%**	**74%**	**82%**	**79%**	**80%**
Asia-Europe	98%	99%	103%	100%	92%
Europe-Asia	91%	94%	88%	99%	86%
Asia-Europe Trade	**95%**	**97%**	**96%**	**100%**	**89%**
Trans-Atlantic - East Bound	68%	74%	66%	58%	70%
Trans-Atlantic - West Bound	97%	100%	98%	100%	92%
Trans-Atlantic Trade	**82%**	**87%**	**82%**	**79%**	**81%**

APL Q4 RESULTS 2003 and 2002
Unaudited

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Volume (000s FEU)					
Americas					
Trans-Pacific	603	164	144	132	163
Latin America	119	33	30	27	29
	722	197	174	159	192
Europe					
Asia-Europe	300	83	71	68	78
Trans-Atlantic	101	25	25	24	27
	401	108	96	92	105
Asia/Middle East					
Intra-Asia	393	114	91	88	100
Total Volume	**1,516**	**419**	**361**	**339**	**397**
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	1,970	533	486	446	505
Latin America	361	103	90	80	88
	2,331	636	576	526	593
Europe					
Asia-Europe	654	185	158	150	161
Trans-Atlantic	222	62	52	49	59
	876	247	210	199	220
Asia/Middle East					
Intra-Asia	567	166	132	130	139
Total Operating Expenses	**3,774**	**1,049**	**918**	**855**	**952**
Analysis of Expenses (US$'m)					
Operating Cost	3,168	879	758	723	808
General and Administrative	401	114	113	85	89
Depreciation and Amortisation	201	56	46	46	53
Others [10]	4	0	1	1	2
Total Operating Expenses	**3,774**	**1,049**	**918**	**855**	**952**

	FY 2002	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Volume (000s FEU)					
Americas					
Trans-Pacific	600	162	149	147	142
Latin America	118	30	28	29	31
	718	192	177	176	173
Europe					
Asia-Europe	278	74	61	62	81
Trans-Atlantic	83	24	20	18	21
	361	98	81	80	102
Asia/Middle East					
Intra-Asia	421	99	99	105	118
Total Volume	**1,500**	**389**	**357**	**361**	**393**
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	1,859	505	459	427	468
Latin America	313	84	75	77	77
	2,172	589	534	504	545
Europe					
Asia-Europe	591	162	131	130	168
Trans-Atlantic	180	52	42	39	47
	771	214	173	169	215
Asia/Middle East					
Intra-Asia	572	150	129	139	154
Total Operating Expenses	**3,515**	**953**	**836**	**812**	**914**
Analysis of Expenses (US$'m)					
Operating Cost	2,919	778	702	675	764
General and Administrative	382	108	87	90	97
Depreciation and Amortisation	207	65	46	45	51
Others [10]	7	2	1	2	2
Total Operating Expenses	**3,515**	**953**	**836**	**812**	**914**

[10] Others consists of minority interest and share of results of associated companies.

(ii) **Logistics**

FY 2003 vs FY 2002

Revenue increased by US$162 million or 20% to US$975 million (2002: US$813 million). Core EBIT in 2003 was US$7 million as compared to a loss of US$27 million in 2002. All regions showed improvement in revenue. Core EBIT improvement came from both Contract Logistics and International Services.

Q4 2003 vs Q4 2002

Strong revenue growth in all regions came mainly from consumer electronics and automotive segments. Core EBIT improved by US$20 million, primarily due to growth in International Services, which was driven by NVOCC (Non-Vessel Operating Common Carrier) activities.

APLL Q4 RESULTS 2003 and 2002

Unaudited

US$ millions

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
BY REGION					
Revenue					
Americas	696	196	166	160	174
Europe	120	41	26	31	22
Asia & Middle East	159	49	43	32	35
Total Revenue	**975**	**286**	**235**	**223**	**231**
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	711	202	170	164	175
International Services	264	84	65	59	56
Total Revenue	**975**	**286**	**235**	**223**	**231**
Operating Expenses					
Contract Logistics Services	722	203	173	166	180
International Services	246	79	60	55	52
Total Operating Expenses	**968**	**282**	**233**	**221**	**232**
Core EBIT [11]					
Contract Logistics Services	(11)	(1)	(3)	(2)	(5)
International Services	18	5	5	4	4
Total Core EBIT	**7**	**4**	**2**	**2**	**(1)**
Analysis of Expenses					
Operating Cost	791	239	186	179	187
General and Administrative	145	34	39	36	36
Depreciation and Amortisation	29	8	7	6	8
Others [12]	3	1	1	0	1
Total Operating Expenses	**968**	**282**	**233**	**221**	**232**

[11] Earnings before Interest, Tax and Exceptional Items.

[12] Others consist of minority interest and share of results of associated companies.

APLL Q4 RESULTS 2003 and 2002 (Continued)
Unaudited
US$ millions

	FY 2002	Q4 2002	Q3 2002	Q2 2002	Q1 2002
BY REGION					
Revenue					
Americas	614	179	146	135	154
Europe	74	24	20	16	14
Asia & Middle East	125	37	34	26	28
Total Revenue	**813**	**240**	**200**	**177**	**196**
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	606	178	143	134	151
International Services	207	62	57	43	45
Total Revenue	**813**	**240**	**200**	**177**	**196**
Operating Expenses					
Contract Logistics Services	636	184	150	141	161
International Services	204	72	50	40	42
Total Operating Expenses	**840**	**256**	**200**	**181**	**203**
Core EBIT [11]					
Contract Logistics Services	(30)	(6)	(7)	(7)	(10)
International Services	3	(10)	7	3	3
Total Core EBIT	**(27)**	**(16)**	**0**	**(4)**	**(7)**
Analysis of Expenses					
Operating Cost	663	204	159	140	160
General and Administrative	138	41	31	32	34
Depreciation and Amortisation	37	10	9	9	9
Others [12]	2	1	1	0	0
Total Operating Expenses	**840**	**256**	**200**	**181**	**203**

[11] Earnings before Interest, Tax and Exceptional Items.
[12] Others consist of minority interest and share of results of associated companies.

(iii) Chartering

FY 2003 vs FY 2002
Chartering reported a 9% decline in revenue to US$317 million (2002: US$349 million). The decrease is due to the sale of AET completed on 22 July 2003. Core EBIT rose by 733% to US$75 million (2002: US$9 million). This is mainly due to significant improvement in TCE rates for Aframax, VLCC and Product Tankers.

Q4 2003 vs Q4 2002
Chartering reported a 86% decline in revenue to US$15 million (2002: US$108 million). The decrease is due to the sale of AET completed on 22 July 2003. Core EBIT increased by US$5 million to US$2 million (2002: loss of US$3 million), mainly due to improvement in TCE rates.

CHARTERING Q4 RESULTS 2003 and 2002
Unaudited
US$ millions

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Revenue	317	15	39	122	141
Operating Expenses	242	13	37	95	97
Core EBIT [11]	**75**	**2**	**2**	**27**	**44**
Analysis of Expenses					
Operating Cost	189	9	28	74	78
General and Administrative	13	2	3	5	3
Depreciation and Amortisation	39	2	6	15	16
Others [12]	1	0	0	1	0
Total Operating Expenses	**242**	**13**	**37**	**95**	**97**

	FY 2002	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Revenue	349	108	84	78	79
Operating Expenses	340	111	81	76	72
Core EBIT [11]	**9**	**(3)**	**3**	**2**	**7**
Analysis of Expenses					
Operating Cost	269	90	63	61	55
General and Administrative	12	4	3	2	3
Depreciation and Amortisation	59	17	15	14	13
Others [12]	0	0	0	(1)	1
Total Operating Expenses	**340**	**111**	**81**	**76**	**72**

[11] Earnings before Interest, Tax and Exceptional Items.
[12] Others consist of minority interest and share of results of associated companies.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Group
The Group's continued focus on strengthening its balance sheet, cost savings, improving the Liner and Logistics businesses and the progressive recovery of freight rates had resulted in a strong turnaround in performance for the Group as compared to 2002.

The Group's balance sheet has been strengthened considerably through the good operating performance in 2003, the sale of its tanker unit, AET, completed on 22 July 2003 and the Share Placement in November 2003. The Group will continue to explore avenues to take advantage of any growth opportunities in the future.

Barring any unforeseen circumstances, the Group expects to continue to perform better in 2004.

Liner
APL remains focused on additional cost savings and a strong emphasis on yield management to optimise utilisation of existing resources. Based on current industry outlook, we expect that supply and demand for container slots will remain in good balance, and that freight rates will continue to improve. We therefore expect to better our performance in 2004. We see Q1 performance reflecting the growth and profit momentum of 2003, and for this momentum to carry through for the rest of the year.

Logistics
Logistics will leverage its operational improvements to-date and work towards bettering its performance in 2004.

Chartering
With the sale of Neptune Associated Shipping announced on 17 February 2004, NOL has effectively made an exit from the Chartering business.

11. **Dividend**

11.(a) **Any dividend recommended for the current financial period reported on?**

Directors are pleased to recommend a final dividend of 3.85 Singapore cents per share, less tax of 22%, in respect of the financial year ended 26 December 2003 for approval by shareholders at the next Annual General Meeting to be convened on 20 April 2004.

The recommended final dividend has not been provided for in these financial statements. This dividend will be accounted for in the shareholders' equity as an appropriation of FY 2003 profits after tax in the financial statements for the year ending 31 December 2004.

Name of dividend	Final
Divident Type	Cash
Dividend Amount per share	3.85 Singapore cents
Dividend Rate	3.85%
Par value of Shares	S$1.00
Tax Rate	22%

11.(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

11.(c) **Date payable**

The recommended final dividend of 3.85 Singapore cents per share, less tax of 22%, if approved at the Annual General Meeting to be held on 20 April 2004, will be paid on 14 May 2004.

11.(d) **Books closure date**

Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 27 April 2004 will be registered before entitlements to the dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed from 28 April 2004 to 30 April 2004, both dates inclusive, for payment of dividend.

11.(e) **If no dividend has been declared (recommended), a statement to that effect.**

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

12. **Segment Information**
Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner - Global container transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Latin America, Asia-Europe, Trans-Atlantic and Intra-Asia.

2. Logistics - Integrated management of all activities related to the supply chain. It comprises all of the supply chain processes that plan, implement and control the effective flow and storage of goods, services and information from the origin to the point of consumption.

3. Chartering - Chartering of tankers, containerships and bulk carriers. The tanker business being the main chartering operation, concentrates mainly in the Aframax and Very Large Crude Carriers ("VLCCs") markets. The Aframax fleet provides petroleum transportation services in the Atlantic and lightering services in the US Gulf, while the VLCC fleet offers point-to-point services for the transportation of crude oil. The Aframax and VLCC fleet under AET has been sold on 22 July 2003.

The terms of inter-segment sales are established by negotiation between the various business units.

	Liner US$'000	Logistics US$'000	Chartering [13] US$'000	Others US$'000	Elimination US$'000	Total US$'000
2003						
Revenues						
External sales	4,164,848	975,348	311,672	70,715	-	5,522,583
Inter-segment sales	14,987	91	5,756	89,920	(110,754)	-
Total revenue	4,179,835	975,439	317,428	160,635	(110,754)	5,522,583
Segment result	416,102	4,022	217,859	(74,247)	-	563,736
Interest expense						(115,744)
Interest income						8,469
Share of results of associated companies	32	-	-	127	-	159
Share of results of joint ventures	-	-	-	103	-	103
Profit before tax						456,723
Tax						(22,484)
Group profit after tax						434,239
Minority interest	(1,640)	(2,590)	(1,099)	(84)	-	(5,413)
Group profit for the year						428,826
Segment assets	3,036,572	398,341	104,124	298,629	(263,180)	3,574,486
Associated companies	20	-	-	24	-	44
Joint ventures	-	-	-	1,503	-	1,503
Unallocated assets						487,704
Consolidated total assets						4,063,737
Segment liabilities	848,117	363,258	112,017	123,234	(263,180)	1,183,446
Unallocated liabilities						1,565,023
Consolidated total liabilities						2,748,469
Capital expenditures						
- property, plant & equipment	133,196	6,231	174,082	4,177	-	317,686
- intangible assets	2,338	1,557	-	53	-	3,948
Depreciation	192,923	12,147	36,054	15,392	-	256,516
Amortisation	8,469	16,338	2,342	8,216	-	35,365
Net provision for impairment	-	265	263	52,135	-	52,663
Other non-cash expenses	12,580	7,892	(7,690)	21,936	-	34,718

[13] AET was sold on 22 July 2003.

12. **Segment Information (Continued)**
Primary Segment Reporting By Business Segments (Continued)

	Liner US$'000	Logistics US$'000	Chartering US$'000	Others US$'000	Elimination US$'000	Total US$'000
2002						
Revenues						
External sales	3,425,129	812,785	342,709	61,195	-	4,641,818
Inter-segment sales	17,973	86	6,374	101,593	(126,026)	-
Total revenue	3,443,102	812,871	349,083	162,788	(126,026)	4,641,818
Segment result	(98,558)	(52,680)	(10,628)	(29,293)	-	(191,159)
Interest expense						(134,233)
Interest income						6,944
Share of results of associated companies	-	-	-	(1,489)	-	(1,489)
Share of results of joint ventures	-	-	-	2,127	-	2,127
Loss before tax						(317,810)
Tax						(9,885)
Group loss after tax						(327,695)
Minority interest	(433)	(1,475)	-	(553)	-	(2,461)
Group loss for the year						(330,156)
Segment assets	2,926,022	398,785	883,126	462,669	(207,611)	4,462,991
Associated companies	24	-	-	10,382	-	10,406
Joint ventures	-	-	-	2,975	-	2,975
Unallocated assets						292,805
Consolidated total assets						4,769,177
Segment liabilities	705,522	227,154	230,123	96,678	(207,611)	1,051,866
Unallocated liabilities						3,130,127
Consolidated total liabilities						4,181,993
Capital expenditures						
- property, plant & equipment	217,918	10,823	131,336	19,592	-	379,669
- intangible assets	2,631	6,221	-	538	-	9,390
Depreciation	196,114	15,284	56,620	13,289	-	281,307
Amortisation	11,022	21,885	2,640	10,221	-	45,768
Net provision for impairment	-	9,926	3,195	9,991	-	23,112
Other non-cash expenses	30,111	13,812	36,766	30,424	-	111,113

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Trans-Atlantic
Americas	Trans-Pacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were billed and significantly performed.

In respect of chartering and other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under Financial Reporting Standard 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales 2003 US$'000	Sales 2002 US$'000	Sales % Increase/ (Decrease)	Total Assets 2003 US$'000	Total Assets 2002 US$'000	Total Assets % Increase/ (Decrease)
Asia/Middle East	927,866	840,632	10	898,281	1,175,665	(24)
Europe	1,213,924	840,754	44	150,421	31,864	372
Americas	3,380,793	2,960,432	14	983,095	728,269	35
Subtotal	5,522,583	4,641,818		2,031,797	1,935,798	
Vessels	-	-	0	1,746,398	2,545,826	(31)
Containers	-	-	0	252,981	246,961	2
Drydocking costs	-	-	0	32,561	40,592	(20)
Total	5,522,583	4,641,818		4,063,737	4,769,177	

	Capital Expenditure - Fixed Assets [15] 2003 US$'000	2002 US$'000	% Increase/ (Decrease)	Capital Expenditure - Intangible Assets 2003 US$'000	2002 US$'000	% Increase/ (Decrease)
Asia/Middle East	4,804	8,270	(42)	53	2,332	(98)
Europe	488	3,131	(84)	148	653	(77)
Americas	21,591	41,955	(49)	3,747	6,405	(41)
Subtotal	26,883	53,356		3,948	9,390	
Vessels [14]	218,918	180,285	21	-	-	0
Containers	41,606	118,244	(65)	-	-	0
Drydocking costs	30,279	27,784	9	-	-	0
Total	317,686	379,669		3,948	9,390	

[14] Breakdown of vessels as follows:

	US$'m	US$'m	Inc/(Dec) %
i) Containerships	56	51	10
ii) Tankers	163	116	41
iii) Others	-	13	(100)
	219	180	

[15] The capital expenditure incurred on IT equipment and software for 2003 was US$9m (2002 : US$20m).

13. **Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Please refer to Note 8 for an analysis by business units.

14.(a) **Breakdown of sales as follows :-**

	Group 2003 US$'000	Group 2002 US$'000	Group % Increase/ (Decrease)	Company 2003 US$'000	Company 2002 US$'000	Company % Increase/ (Decrease)
Sales reported for the first half year	2,634,367	2,207,432	19	5,880	7,904	(26)
Operating gains/(losses) after tax before deducting minority interests reported for first half year	91,784	(154,134)	N/M	(53,953)	(30,063)	79
Sales reported for the second half year	2,888,216	2,434,386	19	4,322	5,660	(24)
Operating gains/(losses) after tax before deducting minority interests reported for second half year	342,455	(173,561)	N/M	156,427	6,650	2,252

N/M : not meaningful

14.(b) Interested Party Transactions

Aggregate value of transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than S$100K)	US$'000 2003	US$'000 2002
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates [16]	414	1,380
PSA Corporation Limited [16]	68,317	82,184
Sembcorp Marine Limited and its associates [16]	3,868	3,715

Aggregate value of transactions during the financial year under review (excluding transactions less than S$100K and transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual) pursuant to Rule 907 of the SGX Listing Manual	US$'000 2003	US$'000 2002
Transactions for the Sale of Goods and Services		
Keppel Corporation Limited and its associates [16]	312	508
PSA Corporation Limited and its associates [16]	647	797
Singapore Technologies Marine Limited	-	125
Sembcorp Industries Limited and its associates [16]	3,517	4,074
Transactions for the Purchase of Goods and Services		
Keppel Corporation Limited and its associates [16]	491	832
Sembcorp Industries Limited and its associates [16]	107	274
Pacific Internet Limited and its associates [16, 17]	185	429

[16] Relates to cumulative value of transactions more than S$100k.

[17] Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

15. Breakdown of total annual dividend

N.A.

16 Subsequent Events

On 17 February 2004, Neptune Orient Lines ("NOL") announced it had reached a conditional agreement ("the Agreement") to sell its product tanker and bunkering business Neptune Associated Shipping Pte Ltd ("NAS") to a wholly-owned subsidiary of Hong Kong-listed oil services company Titan (Holdings) Limited, Titan Orient Lines Pte Ltd ("Titan").

Under the terms of the agreement, Titan will pay a purchase price of US$55.1 million for the entire issued and paid-up capital of NAS and the settlement of the inter-company debt as at the closing date of the sale. The purchase price is net of the interim dividends of US$6.4 million declared by NAS for FY2003, which was settled on 23 December 2003. The purchase price is subject to adjustment by reference to the provisions of the Agreement. The sale will result in a profit of around US$8 million (net of transaction cost) which will be reflected in the Group's results in Q1 2004.

BY ORDER OF THE BOARD

MARJORIE WEE
Company Secretary

Dated this 24 February 2004

RECEIVED
2004 JAN 26 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MASNET No. 7 OF 23.03.2004
Announcement No. 7

NOL

NEPTUNE ORIENT LINES LIMITED

First and Final Dividend for Financial Year 2003 – Change of Corporate Income Tax Rate

On 24 February 2004, the Company announced a proposed first and final dividend of 3.85 Singapore cents, less tax of 22%, in respect of the financial year ended 26 December 2003 for approval by shareholders at the next Annual General Meeting to be convened on 20 April 2004.

In the 2004 Budget that was announced on 27 February 2004, the corporate tax rate was reduced from 22% to 20%. Accordingly, the proposed first and final dividend, subject to shareholders' approval at the forthcoming Annual General Meeting of the Company, will be 3.85 Singapore cents, less 20% (instead of 22%).

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 23/03/2004 to the SGX

MASNET No. 34 OF 13.05.2004
Announcement No. 34

NEPTUNE ORIENT LINES LIMITED

Unaudited Quarterly Financial Statements for the 1st Quarter Ended 2 April 2004

Attached is our Company's announcement relating to the above.

NOL Q1 2004.pd

Submitted by Ms Marjorie Wee & Ms Wong Kim Wah, Company Secretaries on 13/05/2004 to the SGX

NEPTUNE ORIENT LINES LIMITED
Unaudited Quarterly Financial Statements
For the Quarter Ended 2 April 2004

		Group		
		US$'000 Q1 2004	US$'000 Q1 2003	% Increase/ (Decrease)
1.(a)(i)	Revenue	1,552,706	1,341,818	16
	Cost of sales	(1,213,858)	(1,145,102)	6
	Gross profit	338,848	196,716	72
	Other operating income	16,321	18,152	(10)
	Administrative expenses	(149,722)	(139,241)	8
	Other operating expenses	(16,318)	(21,267)	(23)
	Operating profit	189,129	54,360	248
	Finance and investment income	2,466	5,565	(56)
	Finance costs	(26,230)	(36,598)	(28)
	Share of results of associated companies before tax	380	1	37,900
	Share of results of joint ventures before tax	576	1,213	(53)
	Profit before tax	166,321	24,541	578
	Income tax expense	(1,475)	(2,739)	(46)
	Profit from ordinary activities after tax	164,846	21,802	656
	Minority interest	(1,676)	(1,522)	10
	Net profit	163,170	20,280	705

1.(a)(ii) Notes to the Income Statement

	Group		
	US$'000 Q1 2004	US$'000 Q1 2003	% Change
(A) Investment Income	-	101	(100)
(B) Other Income Including Interest Income [1]	16,941	22,349	(24)
(C) Interest on Borrowings	(24,623)	(34,886)	(29)
(D) Depreciation and Amortisation	(69,454)	(84,606)	(18)
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(3,353)	(3,145)	7
(F) Write-back/(Provision) for Impairment in Value of Investments	1,256	(15)	N/M
(G) Foreign Exchange Gain	2,610	3,204	(19)
(H) Adjustment for Over Provision for Tax in Prior Years	8,342	8,461	(1)
(I) Profit on Sale of Investments, Properties and Property, Plant and Equipment [1]	9,075	12,551	(28)

[1] Included in items under 1.(a)(ii)(B) and 1.(a)(ii)(I) is the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") completed on 16 March 2004.

N/M : not meaningful

1.(b)(i) Balance Sheet

	Group			Company		
	US$'000 2 Apr 2004	US$'000 26 Dec 2003	% Increase/ (Decrease)	US$'000 2 Apr 2004	US$'000 26 Dec 2003	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	695,329	542,517	28	204,544	145,925	40
Trade and other receivables	718,766	666,726	8	418,669	202,561	107
Inventories at cost	59,372	62,108	(4)	448	448	0
Other current assets	54,717	46,342	18	10,282	10,270	0
Total current assets	1,528,184	1,317,693	16	633,943	359,204	76
Non-current Assets						
Investments in subsidiaries	-	-	0	912,685	946,052	(4)
Investments in associated companies	4,950	44	11,150	63	64	(2)
Investments in joint ventures	2,079	1,503	38	-	-	0
Long term investments	21,200	20,432	4	5,767	4,467	29
Property, plant and equipment	2,245,350	2,299,717	(2)	6,300	6,401	(2)
Deferred charges	4,316	4,746	(9)	318	335	(5)
Intangible assets	33,923	36,445	(7)	154	198	(22)
Goodwill arising on consolidation	262,982	267,898	(2)	-	-	0
Deferred tax assets	40,395	41,024	(2)	-	-	0
Other non-current assets	76,763	74,235	3	41,624	42,335	(2)
Total non-current assets	2,691,958	2,746,044	(2)	966,911	999,852	(3)
TOTAL ASSETS	4,220,142	4,063,737	4	1,600,854	1,359,056	18
Current Liabilities						
Trade and other payables	687,259	723,698	(5)	39,357	42,774	(8)
Current tax liabilities	63,649	56,245	13	10,589	10,540	0
Borrowings	134,866	105,193	28	14,231	14,096	1
Provisions	62,460	49,907	25	52,035	37,649	38
Other current liabilities	152,759	135,980	12	-	-	0
Total current liabilities	1,100,993	1,071,023	3	116,212	105,059	11
Non-current Liabilities						
Borrowings	1,143,899	1,147,126	(0)	347,275	297,275	17
Provisions	56,399	71,127	(21)	13,707	24,570	(44)
Deferred income	24,077	25,421	(5)	-	-	0
Deferred tax liabilities	242,794	256,459	(5)	10,157	10,727	(5)
Other non-current liabilities	168,873	177,313	(5)	45,748	44,563	3
Total non-current liabilities	1,636,042	1,677,446	(2)	416,887	377,135	11
TOTAL LIABILITIES	2,737,035	2,748,469	(0)	533,099	482,194	11
NET ASSETS	1,483,107	1,315,268	13	1,067,755	876,862	22
Shareholders' Equity						
Share capital	802,552	798,527	1	802,552	798,527	1
Reserves	668,670	505,541	32	265,203	78,335	239
Total shareholders' equity	1,471,222	1,304,068	13	1,067,755	876,862	22
Minority interests	11,885	11,200	6	-	-	0
	1,483,107	1,315,268	13	1,067,755	876,862	22
Net current assets	427,191	246,670	73	517,731	254,145	104

1.(b)(ii) Borrowings

	As at 2 April 2004			
	US$'000 Secured bank loans [2]	US$'000 Unsecured bank loans	US$'000 Unsecured finance lease liabilities	US$'000 Total
Amount repayable in one year or less, or on demand	67,868	-	66,998	134,866
Amount repayable on or before 2 April :				
2006	61,373	-	25,176	86,549
2007	128,995	-	26,910	155,905
2008	105,867	-	28,491	134,358
2009	47,020	347,275	30,538	424,833
Thereafter	77,015	98,316	166,923	342,254
	488,138	445,591	345,036	1,278,765

	As at 26 December 2003			
	US$'000 Secured bank loans [2]	US$'000 Unsecured bank loans	US$'000 Unsecured finance lease liabilities	US$'000 Total
Amount repayable in one year or less, or on demand	70,729	-	34,464	105,193
Amount repayable in :				
2005	60,479	-	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	-	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	502,620	395,617	354,082	1,252,319

[2] The loans are secured either on vessels or containers.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

As at 2 April 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in 2004	226,428	47,289	60,101	18,986	56,281	409,085
Amount repayable in :						
2005	242,269	57,265	79,910	25,315	58,271	463,030
2006	164,363	42,015	80,006	25,174	45,628	357,186
2007	118,295	34,212	69,675	22,605	31,132	275,919
2008	117,660	17,068	56,123	20,123	25,413	236,387
Thereafter	445,292	8,662	893,631	7,236	57,261	1,412,082
	1,314,307	206,511	1,239,446	119,439	273,986	3,153,689

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in :						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

The contingent rent component included under the above non-cancellable operating leases are as follows:

As at 2 April 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in 2004	1,074	-	11,115	-	-	12,189
Amount repayable in :						
2005	2,374	-	14,820	-	-	17,194
2006	2,849	-	14,820	-	-	17,669
2007	2,943	-	14,820	-	-	17,763
2008	2,812	-	14,820	-	-	17,632
Thereafter	5,697	-	291,460	-	-	297,157
	17,749	-	361,855	-	-	379,604

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in one year or less	3,694	-	14,820	-	-	18,514
Amount repayable in :						
2005	4,186	-	14,820	-	-	19,006
2006	4,422	-	14,820	-	-	19,242
2007	4,281	-	14,820	-	-	19,101
2008	3,844	-	14,820	-	-	18,664
Thereafter	7,195	-	291,455	-	-	298,650
	27,622	-	365,555	-	-	393,177

[3] Others relate mainly to warehouse space, warehouse equipment, office space and land.

The present value for the aggregated operating lease commitments as at 2 April 2004 is US$2.13 billion (2003: US$2.17 billion). The present values are computed based on the Group's weighted average cost of capital ("WACC") of 6.8%. The same WACC is used for 2003 comparatives.

1.(c)(i) Consolidated Cash Flow Statement

	Group	
	US$'000	US$'000
	Q1 2004	Q1 2003
Cash Flows from Operating Activities		
Profit before tax	166,321	24,541
Adjustments for :		
Amortisation of non-current assets and deferred income	6,949	11,075
Depreciation of property, plant and equipment	62,505	73,531
Interest expense	24,623	34,886
Interest income	(1,972)	(5,435)
Investment income	-	(101)
Net profit on disposal of property, plant and equipment	(378)	(157)
Write-off of property, plant and equipment	-	120
Net profit on disposal of subsidiaries	(8,365)	(172)
Net profit on additional interest in subsidiary	(446)	-
Net loss/(profit) on disposal of long term investments	114	(12,222)
Net profit on early extinguishment of debts	-	(28)
Net (write-back of)/provision for impairment in value of long term investments	(1,256)	15
Net (write-back of)/provision for doubtful loans and non-trade debts to associated companies	(425)	3,734
Net provision for/(write-back of) doubtful loans receivable	18	(160)
Net provision for/(write-back of) impairment in value of property, plant and equipment	4,597	(14)
Net provision for drydocking costs	266	446
Net provision for associated companies	1,447	1,434
Net provision for termination and restructuring costs	238	-
Net write-back of provision for foreseeable shipping losses	(1,109)	-
Share of results of associated companies	(380)	(1)
Share of results of joint ventures	(576)	(1,213)
Exchange difference	(663)	(4,729)
Operating cashflow before working capital changes	251,508	125,550
Changes in operating assets and liabilities, net of effects from purchase and disposal of subsidiaries :		
Deferred charges	-	(15)
Deferred income	6	123
Receivables	(65,654)	(67,951)
Inventories	1,403	(11,717)
Payables	(17,354)	46,717
Net amount due to associated companies	(614)	(1,798)
Trading securities	-	840
Cash generated from operations	169,295	91,749
Interest paid	(26,449)	(29,671)
Interest received	1,896	5,474
Net income tax (paid)/refunded	(4,134)	10,252
Net cash inflow from operating activities	140,608	77,804
Cash Flows from Investing Activities		
Additional acquisition of interest in a subsidiary	(1,287)	-
Dividends paid to minority interests	(133)	(36)
Net proceeds from loans receivable	743	185
Investment income received	-	101
Additions in long term investments	(616)	-
Investment in associated companies	(3,515)	-
Purchase of property, plant and equipment [4]	(60,637)	(104,756)
Purchase of intangible assets	(462)	(1,838)
Proceeds from disposal of property, plant and equipment	1,578	1,502
Proceeds from disposal of long term investments	-	23,482
Proceeds (net of transaction cost) from disposal of subsidiaries [5]	45,824	2
Net cash outflow from investing activities	(18,505)	(81,358)
Cash Flows from Financing Activities		
Proceeds from borrowings	50,000	27,000
Capital contribution by minority interests	-	135
Proceeds from issue of new ordinary shares	4,365	56
Repayment of borrowings	(23,656)	(105,806)
Net cash inflow/(outflow) from financing activities	30,709	(78,615)
Net change in cash and cash equivalents	152,812	(82,169)
Cash and cash equivalents at beginning of financial period	542,517	334,530
Cash and cash equivalents at end of financial period	695,329	252,361

1.(c)(i) Consolidated Cash Flow Statement (continued)

[4] Purchase of Property, Plant and Equipment

During the financial period, the Group acquired property, plant and equipment with an aggregate cost of US$60.6 million (Q1 2003: US$104.8 million). Cash payments of US$60.6 million (Q1 2003: US$104.8 million) were made for these property, plant and equipment.

	Group	
	US$'000 Q1 2004	US$'000 Q1 2003
[5] Summary of Effect of Changes on Disposal of Subsidiaries on the Group's Cash Flows		
Net assets disposed :		
Property, plant and equipment	47,584	-
Other non-current assets	12	-
Current assets	14,148	1,269
Current liabilities	(4,662)	(533)
Non-current liabilities	(9,769)	-
Net attributable assets disposed	47,313	736
Less : Foreign currency translation reserve	54	258
	47,367	994
Profit on disposal of subsidiaries	8,365	172
Net proceeds from disposal of subsidiaries	55,732	1,166
Less : Cash of subsidiaries disposed	(7,476)	(1,164)
Less : Cash receivable from buyer of a subsidiary	(2,432)	-
Net cash inflow on disposal of subsidiaries, net of cash disposed	45,824	2

1.(d)(i) Statement of Changes in Equity

	Share capital	Share premium	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
GROUP					
Balance at 27 December 2003	798,527	552,535	5,021	(52,015)	1,304,068
Currency translation differences	-	-	(381)	-	(381)
Net loss not recognised in income statement	-	-	(381)	-	(381)
Net gain for the financial period	-	-	-	163,170	163,170
Total (losses)/gains recognised for the financial period	-	-	(381)	163,170	162,789
Issue of new ordinary shares	4,025	340	-	-	4,365
Balance at 2 April 2004	802,552	552,875	4,640	111,155	1,471,222
Balance at 28 December 2002	654,623	376,754	5,517	(480,841)	556,053
Currency translation differences	-	-	641	-	641
Net gain not recognised in income statement	-	-	641	-	641
Net gain for the financial period	-	-	-	20,280	20,280
Total gains recognised for the financial period	-	-	641	20,280	20,921
Issue of new ordinary shares	56	-	-	-	56
Balance at 4 April 2003	654,679	376,754	6,158	(460,561)	577,030
COMPANY					
Balance at 27 December 2003	798,527	552,535	-	(474,200)	876,862
Net gain for the financial period	-	-	-	186,528	186,528
Issue of new ordinary shares	4,025	340	-	-	4,365
Balance at 2 April 2004	802,552	552,875	-	(287,672)	1,067,755
Balance at 28 December 2002	654,623	376,754	-	(576,674)	454,703
Net gain for the financial period	-	-	-	(11,632)	(11,632)
Issue of new ordinary shares	56	-	-	-	56
Balance at 4 April 2003	654,679	376,754	-	(588,306)	443,127

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

As at 2 April 2004, the Company's issued and paid-up capital comprised 1,433,363,132 (26 December 2003 : 1,426,468,029) ordinary shares of S$1.00 each.

During the financial period, the Company issued 6,895,103 ordinary shares of par value S$1.00 each fully paid to participants of the NOL Group Share Option Plan ("SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.05 per share.

As at 2 April 2004, options to subscribe for 37,709,554 (26 December 2003: 44,747,157) ordinary shares remain outstanding under the SOP. There were 30,000 (26 December 2003: 34,500) options exercised in Q1 2004 but shares have yet to be allotted.

2. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

3. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

4. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for and the effect of the change.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2003.

5.(a) Changes in accounting policies and methods of computation, including any required by an accounting standard. To include reasons for, and the effect of, the change.

N.A.

5.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

	Q1 2004	Q1 2003
GROUP **Earnings per ordinary share after deducting any provision for preference dividends**		
a) Based on the weighted average number of ordinary shares on issue	**11.41 US cts**	**1.72 US cts**
b) On a fully diluted basis (detailing any adjustments made to the losses)	**11.31 US cts**	**1.72 US cts**

7. Net Asset Value

	Group			Company		
	2 Apr 2004 US$	26 Dec 2003 US$	Inc / (Dec) %	2 Apr 2004 US$	26 Dec 2003 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.03	0.91	13.19	0.74	0.61	21.31

8. Review of the Performance of the Group

NOL Group recorded a 16% increase in revenue to US$1.55 billion (Q1 2003 : US$1.34 billion) and 705% increase in net profit to US$163.2 million (Q1 2003: US$20.3 million). The continued turnaround came from improved performances from both the Liner and Logistics business units.

		Q1 2004 US$'m	Q1 2003 US$'m
(a)	**Revenue**		
	Liner	1,231	957
	Logistics	288	231
	Others	55	185
	Elimination	(21)	(31)
	Total	**1,553**	**1,342**
(b)	**Core EBIT [6]**		
	Liner	176	5
	Logistics	3	(1)
	Others	(3)	38
	Total	**176**	**42**

[6] Earnings before Interest, Tax and Exceptional Items.

(c) Analysis by Business Units

(c)(i) Liner

The Liner business achieved very good results in Q1 2004. Core EBIT rose to US$176 million from US$5 million for the same period last year.

Revenue increased by 29% over Q1 2003 to a five year high of US$1.23 billion. This was because of continued strong demand in all key trade lanes, active yield management and a higher freight rate base at the beginning of the year.

Discipline continued around costs. Saving initiatives that contributed to the net improvement included contract re-negotiations, network rationalisation and various innovative equipment arrangements which improved trade imbalance. This helped offset higher bunker and vessel costs.

	Q1 2004	Q1 2003
Load Factors %		
Trans-Pacific East Bound	94%	98%
Trans-Pacific West Bound	88%	99%
Trans-Pacific Trade	**92%**	**98%**
Latin America - North Bound	77%	67%
Latin America - South Bound	75%	55%
Latin America Trade	**76%**	**61%**
Asia-Europe	95%	103%
Europe-Asia	99%	95%
Asia-Europe Trade	**97%**	**99%**
Trans-Atlantic - East Bound	76%	74%
Trans-Atlantic - West Bound	89%	98%
Trans-Atlantic Trade	**83%**	**86%**

APL Q1 RESULTS 2004 and 2003
Unaudited

	Q1 2004	Q1 2003
Volume (000s FEU)		
Americas		
Trans-Pacific	175	163
Latin America	36	29
	211	192
Europe		
Asia-Europe	86	78
Trans-Atlantic	26	27
	112	105
Asia/Middle East		
Intra-Asia	119	100
Total Volume	**442**	**397**
Operating Expenses (US$'m)		
Americas		
Trans-Pacific	549	505
Latin America	98	88
	647	593
Europe		
Asia-Europe	182	161
Trans-Atlantic	61	59
	243	220
Asia/Middle East		
Intra-Asia	165	139
Total Operating Expenses	**1,055**	**952**
Analysis of Expenses (US$'m)		
Operating Cost	895	808
General and Administrative	104	89
Depreciation and Amortisation	57	53
Others [7]	(1)	2
Total Operating Expenses	**1,055**	**952**

[7] Others consists of minority interest and share of results of associated companies.

(c)(ii) **Logistics**

Logistics business continued to show improvement.

Revenue increased by 25% to US$288 million (Q1 2003: US$231 million). Core EBIT was US$3 million compared to a loss of US$1 million in Q1 2003.

This was a result of continued strong revenue growth particularly from Contract Logistics in Americas and from International Services in Asia and Europe.

APLL Q1 RESULTS 2004 and 2003
Unaudited
US$ millions

	Q1 2004	Q1 2003
BY REGION		
Revenue		
Americas	207	174
Europe	40	22
Asia & Middle East	41	35
Total Revenue	**288**	**231**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	209	175
International Services	79	56
Total Revenue	**288**	**231**
Operating Expenses		
Contract Logistics Services	208	180
International Services	77	52
Total Operating Expenses	**285**	**232**
Core EBIT [8]		
Contract Logistics Services	1	(5)
International Services	2	4
Total Core EBIT	**3**	**(1)**
Analysis of Expenses		
Operating Cost	238	187
General and Administrative	39	36
Depreciation and Amortisation	7	8
Others [9]	1	1
Total Operating Expenses	**285**	**232**

[8] Earnings before Interest, Tax and Exceptional Items.
[9] Others consist of minority interest and share of results of associated companies.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Group
With the positive business environment, yield management and continued cost cutting, the Group continues to expect to perform better in 2004, barring any unforeseen circumstances.

Liner
The outlook for the rest of this year remains buoyant with on-going strong demand growth and high utilisation. By continuing to focus on efficient use of existing resources and tight cost management, we expect to mitigate against higher bunker costs. APL is expected to achieve significant earnings in FY 2004.

Logistics
APLL expects to improve its performance for FY 2004 through cost controls, revenue growth and building on the initiatives implemented in FY 2003.

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

Nil

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

11.(c) Date payable

N.A.

11.(d) Books closure date

N.A.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**US$'000 Q1 2004**	**US$'000 Q1 2003**
Transactions for the Purchase of Goods and Services		
PSA Corporation Limited and its associates	30,363	20,520
Sembcorp Marine Ltd and its associates	1,884	1,382

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**US$'000 Q1 2004**	**US$'000 Q1 2003**
Transactions for the Sale of Goods and Services		
Sembcorp Industries Ltd and its associates	-	68
Keppel Telecommunications & Transportation Ltd and its associates	168	76
CWT Distribution Limited and its associates	506	329
Transactions for the Purchase of Goods and Services		
Singapore Petroleum Company Limited and its associates	7,130	9,192
Keppel Telecommunications & Transportation Ltd and its associates	99	336
PSA Corporation Limited and its associates	775	297
Pacific Internet Limited and its associates [10]	-	63

The above relates to cumulative value of transactions more than S$100k.

[10] Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

13 Subsequent Events

On 15 April 2004, Neptune Orient Lines Limited ("NOL") announced it had completed the sale of its entire stake in its ship chandelling business, Orient Marine Pte Ltd ("OMPL"), to STH Logistics Pte Ltd ("STH").

The sale of OMPL, announced on 25 March 2004, sees the transfer of NOL's 72.5% equity stake and CIAS Enterprises Pte Ltd's 27.5% equity stake in OMPL to STH. NOL received a cash sum of US$1.67 million for its shareholding in OMPL.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 13th May 2004

MASNET No. 24 OF 18.05.2004
Announcement No. 24

NOL

NEPTUNE ORIENT LINES LIMITED

Announcement Of Appointment Of Director and Audit Committee Member

Date of appointment:	18/05/2004	
Name:	Lau Loke Sam Christopher	
Age:	57	
Country of principal residence:	Singapore	
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive	
Working experience and occupation(s) during the past 10 years:	1994	: Advocate & Solicitor, Singapore
	1995 - 1998	: Judicial Commissioner, Supreme Court, Singapore
	1998 - Present	: Advocate & Solicitor, Singapore, Arbitrator

Other directorships

Past (for the last five years)

NIL

Present

NIL

Shareholding in the listed issuer and its subsidiaries:	No
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	No
Conflict of interest:	No

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) **Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?**
○ Yes ● No

(b) **Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?**

○ Yes ● No

(c) **Whether there is any unsatisfied judgment against him?**
○ Yes ● No

(d) **Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?**
○ Yes ● No

(e) **Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?**
○ Yes ● No

(f) **Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?**
○ Yes ● No

(g) **Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

(h) **Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?**
○ Yes ● No

(i) **Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?**
○ Yes ● No

(j) **Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —**

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
○ Yes ● No

RECEIVED
[illegible] JAN 25 A 9:[illegible]
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MASNET No. 45 OF 27.07.2004
Announcement No. 45

NOL

NEPTUNE ORIENT LINES LIMITED

Unaudited Quarterly Financial Statements for the 2nd Quarter Ended 25 June 2004

Attached is our Company's announcement relating to the above.

NOL Q2 2004.pd

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 27/07/2004 to the SGX

NEPTUNE ORIENT LINES LIMITED
Unaudited Quarterly Financial Statements
For the 2nd Quarter Ended 25 June 2004

		Group			Group		
		US$'000 YTD 2004	US$'000 YTD 2003	% Increase/ (Decrease)	US$'000 Q2 2004	US$'000 Q2 2003	% Increase/ (Decrease)
1.(a)(i)	Revenue	3,003,013	2,634,367	14	1,450,307	1,292,549	12
	Cost of sales	(2,317,681)	(2,190,249)	6	(1,103,823)	(1,045,147)	6
	Gross profit	685,332	444,118	54	346,484	247,402	40
	Other operating income	23,637	27,702	(15)	7,316	9,550	(23)
	Administrative expenses	(280,092)	(265,309)	6	(130,370)	(126,068)	3
	Other operating expenses	(20,807)	(42,528)	(51)	(9,405)	(21,261)	(56)
	Operating profit	408,070	163,983	149	214,025	109,623	95
	Finance and investment income	4,189	6,346	(34)	1,723	781	121
	Finance costs	(49,073)	(66,615)	(26)	(22,843)	(30,017)	(24)
	Share of results of associated companies before tax	656	(58)	N/M	276	(59)	N/M
	Share of results of joint ventures before tax	1,490	381	291	914	(832)	N/M
	Profit before tax	365,332	104,037	251	194,095	79,496	144
	Income tax expense	(7,644)	(12,253)	(38)	(6,169)	(9,514)	(35)
	Profit from ordinary activities after tax	357,688	91,784	290	187,926	69,982	169
	Minority interest	(3,624)	(3,027)	20	(1,948)	(1,505)	29
	Net profit	354,064	88,757	299	185,978	68,477	172

1.(a)(ii) Notes to the Income Statement

	Group			Group		
	US$'000 YTD 2004	US$'000 YTD 2003	% Change	US$'000 Q2 2004	US$'000 Q2 2003	% Change
(A) Investment Income	122	168	(27)	122	67	82
(B) Other Income Including Interest Income [1]	24,975	31,145	(20)	8,034	8,796	(9)
(C) Interest on Borrowings	(45,970)	(63,891)	(28)	(21,347)	(29,005)	(26)
(D) Depreciation and Amortisation	(118,267)	(157,313)	(25)	(53,729)	(72,707)	(26)
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(5,853)	(8,409)	(30)	(2,500)	(5,264)	(53)
(F) Write-back of/(Provision for) Impairment in Value of Investments	1,256	(22)	N/M	-	(7)	(100)
(G) Foreign Exchange Gain/(Loss)	1,126	6,534	(83)	(1,484)	3,330	N/M
(H) Adjustment for Over/(Under) Provision for Tax in Prior Years	12,761	7,880	62	4,419	(581)	N/M
(I) Profit/(Loss) on Sale of Investments, Properties and Property, Plant and Equipment [1]	9,806	12,434	(21)	731	(117)	N/M

[1] Included in items under 1.(a)(ii)(B) and 1.(a)(ii)(I) is the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") completed on 16 March 2004.

N/M : not meaningful
YTD : Year to Date

1.(b)(i) Balance Sheet

	Group			Company		
	US$'000 25 Jun 2004	US$'000 26 Dec 2003	% Increase/ (Decrease)	US$'000 25 Jun 2004	US$'000 26 Dec 2003	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	807,526	542,517	49	99,119	145,925	(32)
Trade and other receivables	745,452	666,726	12	778,956	202,561	285
Inventories at cost	62,118	62,108	0	448	448	0
Other current assets	46,389	46,342	0	9,192	10,270	(10)
Total current assets	1,661,485	1,317,693	26	887,715	359,204	147
Non-current Assets						
Investments in subsidiaries	-	-	0	909,274	946,052	(4)
Investments in associated companies	5,187	44	11,689	37	64	(42)
Investments in joint ventures	2,993	1,503	99	-	-	0
Long term investments	20,980	20,432	3	5,767	4,467	29
Property, plant and equipment	2,232,391	2,299,717	(3)	5,724	6,401	(11)
Deferred charges	4,255	4,746	(10)	302	335	(10)
Intangible assets	31,446	36,445	(14)	116	198	(41)
Goodwill arising on consolidation	267,898	267,898	0	-	-	0
Deferred tax assets	38,035	41,024	(7)	-	-	0
Other non-current assets	72,560	74,235	(2)	41,429	42,335	(2)
Total non-current assets	2,675,745	2,746,044	(3)	962,649	999,852	(4)
TOTAL ASSETS	4,337,230	4,063,737	7	1,850,364	1,359,056	36
Current Liabilities						
Trade and other payables	724,207	723,698	0	66,078	42,774	54
Current tax liabilities	27,289	56,245	(51)	7,533	10,540	(29)
Borrowings	120,423	105,193	14	14,070	14,096	(0)
Provisions	54,365	49,907	9	45,905	37,649	22
Other current liabilities	158,735	135,980	17	-	-	0
Total current liabilities	1,085,019	1,071,023	1	133,586	105,059	27
Non-current Liabilities						
Borrowings	1,113,223	1,147,126	(3)	347,275	297,275	17
Provisions	56,678	71,127	(20)	15,179	24,570	(38)
Deferred income	22,850	25,421	(10)	-	-	0
Deferred tax liabilities	243,392	256,459	(5)	10,187	10,727	(5)
Other non-current liabilities	163,789	177,313	(8)	45,177	44,563	1
Total non-current liabilities	1,599,932	1,677,446	(5)	417,818	377,135	11
TOTAL LIABILITIES	2,684,951	2,748,469	(2)	551,404	482,194	14
NET ASSETS	1,652,279	1,315,268	26	1,298,960	876,862	48
Shareholders' Equity						
Share capital	804,807	798,527	1	804,807	798,527	1
Reserves	834,245	505,541	65	494,153	78,335	531
Total shareholders' equity	1,639,052	1,304,068	26	1,298,960	876,862	48
Minority interests	13,227	11,200	18	-	-	0
	1,652,279	1,315,268	26	1,298,960	876,862	48
Net current assets	576,466	246,670	134	754,129	254,145	197

1.(b)(ii) Borrowings

	As at 25 June 2004			
	Secured bank loans [2]	Unsecured bank loans	Unsecured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	69,658	6,495	44,270	120,423
Amount repayable on or before 25 June :				
2006	62,345	-	25,526	87,871
2007	129,787	-	27,263	157,050
2008	91,541	297,275	29,107	417,923
2009	43,040	50,000	31,078	124,118
Thereafter	75,386	91,916	158,959	326,261
	471,757	445,686	316,203	1,233,646

	As at 26 December 2003			
	Secured bank loans [2]	Unsecured bank loans	Unsecured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	70,729	-	34,464	105,193
Amount repayable in :				
2005	60,479	-	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	-	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	502,620	395,617	354,082	1,252,319

[2] The loans are secured either on vessels or containers.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

As at 25 June 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in 2004	178,292	31,803	38,683	13,142	38,212	300,132
Amount repayable in :						
2005	288,477	57,243	78,055	25,310	60,857	509,942
2006	187,148	42,009	78,612	25,169	46,025	378,963
2007	124,493	34,206	68,672	22,601	31,033	281,005
2008	117,494	17,067	56,247	20,121	25,107	236,036
Thereafter	445,282	8,663	893,716	7,235	55,368	1,410,264
	1,341,186	190,991	1,213,985	113,578	256,602	3,116,342

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in :						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

The contingent rent component included under the above non-cancellable operating leases are as follows:

As at 25 June 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in 2004	769	-	7,410	-	-	8,179
Amount repayable in :						
2005	2,370	-	14,820	-	-	17,190
2006	2,844	-	14,820	-	-	17,664
2007	2,944	-	14,820	-	-	17,764
2008	2,824	-	14,820	-	-	17,644
Thereafter	5,848	-	291,460	-	-	297,308
	17,599	-	358,150	-	-	375,749

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [3] US$'000	Total US$'000
Amount repayable in one year or less	3,694	-	14,820	-	-	18,514
Amount repayable in :						
2005	4,186	-	14,820	-	-	19,006
2006	4,422	-	14,820	-	-	19,242
2007	4,281	-	14,820	-	-	19,101
2008	3,844	-	14,820	-	-	18,664
Thereafter	7,195	-	291,455	-	-	298,650
	27,622	-	365,555	-	-	393,177

[3] Others relate mainly to warehouse space, warehouse equipment, office space and land.

The present value for the aggregated operating lease commitments as at 25 June 2004 is US$2.01 billion (26 December 2003: US$2.09 billion). The present values are computed based on the Group's weighted average cost of capital ("WACC") of 7.6%. The same WACC is used for 2003 comparatives.

1.(c)(i) Consolidated Cash Flow Statement

	Group			
	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q2 2004	US$'000 Q2 2003
Cash Flows from Operating Activities				
Profit before tax	365,332	104,037	194,095	79,496
Adjustments for :				
Amortisation of non-current assets and deferred income	3,685	19,808	1,652	8,733
Depreciation of property, plant and equipment	114,582	137,505	52,077	63,974
Interest expense	45,970	63,891	21,347	29,005
Interest income	(3,918)	(6,149)	(1,946)	(714)
Investment income	(122)	(168)	(122)	(67)
Net (profit)/loss on disposal of property, plant and equipment	(584)	(119)	(206)	38
Write-off of property, plant and equipment	-	120	-	-
Net (profit)/loss on disposal of subsidiaries	(8,890)	(93)	(525)	79
Net profit on acquisition of additional interest in subsidiary	(446)	-	-	-
Net loss/(profit) on disposal of long term investments	114	(12,222)	-	-
Net profit on early extinguishment of debts	-	(28)	-	-
Net (write-back of)/provision for impairment in value of long term investments	(1,256)	22	-	7
Net (write-back of)/provision for doubtful loans and non-trade debts to associated companies	(89)	6,718	336	2,984
Net provision for/(write-back of) doubtful loans receivable	10	(142)	(8)	18
Net provision for impairment in value of property, plant and equipment	4,895	2,909	298	2,923
Net provision for drydocking costs	517	2,327	251	1,881
Net provision for associated companies	1,745	1,746	298	312
Net (write-back of)/provision for termination and restructuring costs	(5,199)	398	(5,437)	398
Net write-back of provision for foreseeable shipping losses	(2,055)	-	(946)	-
Share of results of associated companies	(656)	58	(276)	59
Share of results of joint ventures	(1,490)	(381)	(914)	832
Exchange difference	91	332	754	5,061
Operating cash flow before working capital changes	512,236	320,569	260,728	195,019
Changes in operating assets and liabilities, net of effects from purchase and disposal of subsidiaries :				
Deferred charges	(248)	(772)	(248)	(757)
Deferred income	7	157	1	34
Receivables	(83,426)	(81,622)	(17,772)	(13,671)
Inventories	(2,956)	(6,596)	(4,359)	5,121
Payables	27,304	49,880	44,658	3,163
Net amount due from/(to) associated companies	357	(851)	971	947
Trading securities	(1)	2,279	(1)	1,439
Cash generated from operations	453,273	283,044	283,978	191,295
Interest paid	(52,196)	(59,966)	(25,747)	(30,295)
Interest received	3,831	6,319	1,935	845
Net income tax paid	(43,560)	(8,773)	(39,426)	(19,025)
Net cash inflow from operating activities	361,348	220,624	220,740	142,820
Cash Flows from Investing Activities				
Additional acquisition of interest in a subsidiary	(1,287)	-	-	-
Net proceeds from/(repayment of) loans receivable	1,317	98	574	(87)
Investment income received	178	168	178	67
Additions in long term investments	(421)	-	195	-
Investment in associated companies	(3,532)	-	(17)	-
Purchase of property, plant and equipment [4]	(106,152)	(202,021)	(45,515)	(97,265)
Purchase of intangible assets	(746)	(2,263)	(284)	(425)
Proceeds from disposal of property, plant and equipment	5,710	3,647	4,132	2,145
Proceeds from disposal of long term investments	-	23,482	-	-
Proceeds (net of transaction cost) from disposal of subsidiaries [5]	47,215	2	1,391	-
Net cash outflow from investing activities	(57,718)	(176,887)	(39,346)	(95,565)
Cash Flows from Financing Activities				
Proceeds from borrowings	50,444	196,290	444	169,290
Dividends paid to shareholders	(26,318)	-	(26,318)	-
Dividends paid to minority interests	(358)	(666)	(225)	(630)
Capital contribution by minority interests	-	135	-	-
Proceeds from issue of new ordinary shares	6,925	946	2,560	890
Repayment of borrowings	(69,314)	(473,327)	(45,658)	(367,521)
Net cash outflow from financing activities	(38,621)	(276,622)	(69,197)	(197,971)
Net change in cash and cash equivalents	265,009	(232,885)	112,197	(150,716)
Cash and cash equivalents at beginning of financial period	542,517	334,530	695,329	252,361
Cash and cash equivalents at end of financial period	807,526	101,645	807,526	101,645

YTD : Year to Date

1.(c)(i) Consolidated Cash Flow Statement (continued)

[4] Purchase of Property, Plant and Equipment

During the 6 months ended 25 June 2004, the Group acquired property, plant and equipment with an aggregate cost of US$106.2 million (YTD 2003: US$202.0 million). Cash payments of US$106.2 million (YTD 2003: US$202.0 million) were made for these property, plant and equipment.

	Group			
	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q2 2004	US$'000 Q2 2003
[5] Summary of Effect of Changes on Disposal of Subsidiaries on the Group's Cash Flows				
Net assets disposed :				
Property, plant and equipment	49,307	-	1,723	-
Other non-current assets	150	-	138	-
Current assets	18,093	650	3,945	(619)
Current liabilities	(8,728)	(18)	(4,066)	515
Non-current liabilities	(9,769)	-	-	-
Net attributable assets disposed	49,053	632	1,740	(104)
Less : Minority interest	(463)	-	(463)	-
Less : Foreign currency translation reserve	54	441	-	183
	48,644	1,073	1,277	79
Profit/(loss) on disposal of subsidiaries	8,890	93	525	(79)
Net proceeds from disposal of subsidiaries	57,534	1,166	1,802	-
Less : Cash of subsidiaries disposed	(7,887)	(1,164)	(411)	-
Less : Cash receivable from buyer of a subsidiary	(2,432)	-	-	-
Net cash inflow on disposal of subsidiaries, net of cash disposed	47,215	2	1,391	-

YTD : Year to Date

1.(d)(i) Statement of Changes in Equity

	Share capital	Share premium	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
GROUP					
Balance at 27 December 2003	798,527	552,535	5,021	(52,015)	1,304,068
Currency translation differences	-	-	(381)	-	(381)
Net loss not recognised in income statement	-	-	(381)	-	(381)
Net gain for the financial period	-	-	-	163,170	163,170
Total (losses)/gains recognised for the financial period	-	-	(381)	163,170	162,789
Issue of new ordinary shares	4,025	340	-	-	4,365
Balance at 2 April 2004					
- As previously reported	802,552	552,875	4,640	111,155	1,471,222
- Effect of early adoption of FRS 103	-	-	-	4,916	4,916
- As restated	802,552	552,875	4,640	116,071	1,476,138
Currency translation differences	-	-	694	-	694
Net gain not recognised in income statement	-	-	694	-	694
Net gain for the financial period	-	-	-	185,978	185,978
Total gains recognised for the financial period	-	-	694	185,978	186,672
Dividends paid out	-	-	-	(26,318)	(26,318)
Issue of new ordinary shares	2,255	305	-	-	2,560
Balance at 25 June 2004	804,807	553,180	5,334	275,731	1,639,052
Balance at 28 December 2002	654,623	376,754	5,517	(480,841)	556,053
Currency translation differences	-	-	641	-	641
Net gain not recognised in income statement	-	-	641	-	641
Net gain for the financial period	-	-	-	20,280	20,280
Total gains recognised for the financial period	-	-	641	20,280	20,921
Issue of new ordinary shares	56	-	-	-	56
Balance at 4 April 2003	654,679	376,754	6,158	(460,561)	577,030
Currency translation differences	-	-	129	-	129
Net gain not recognised in income statement	-	-	129	-	129
Net gain for the financial period	-	-	-	68,477	68,477
Total gains recognised for the financial period	-	-	129	68,477	68,606
Issue of new ordinary shares	869	21	-	-	890
Balance at 27 June 2003	655,548	376,775	6,287	(392,084)	646,526

1.(d)(i) **Statement of Changes in Equity (continued)**

	Share capital	Share premium	Foreign currency translation reserve	Accumulated losses	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
COMPANY					
Balance at 27 December 2003	798,527	552,535	-	(474,200)	876,862
Net gain for the financial period	-	-	-	186,528	186,528
Issue of new ordinary shares	4,025	340	-	-	4,365
Balance at 2 April 2004	802,552	552,875	-	(287,672)	1,067,755
Net gain for the financial period	-	-	-	254,963	254,963
Dividends paid out	-	-	-	(26,318)	(26,318)
Issue of new ordinary shares	2,255	305	-	-	2,560
Balance at 25 June 2004	804,807	553,180	-	(59,027)	1,298,960
Balance at 28 December 2002	654,623	376,754	-	(576,674)	454,703
Net loss for the financial period	-	-	-	(11,632)	(11,632)
Issue of new ordinary shares	56	-	-	-	56
Balance at 4 April 2003	654,679	376,754	-	(588,306)	443,127
Net loss for the financial period	-	-	-	(42,321)	(42,321)
Issue of new ordinary shares	869	21	-	-	890
Balance at 27 June 2003	655,548	376,775	-	(630,627)	401,696

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

As at 25 June 2004, the Company's issued and paid-up capital comprised 1,436,974,986 (26 December 2003: 1,426,468,029) ordinary shares of S$1.00 each.

During the 6 months ended 25 June 2004, the Company issued 10,506,957 ordinary shares of par value S$1.00 each fully paid to participants of the NOL Share Option Plan ("SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.05 per share.

As at 25 June 2004, options to subscribe for 31,684,920 (26 December 2003: 44,747,157) ordinary shares remain outstanding under the SOP.

As at 25 June 2004, there were 239,500 (26 December 2003: 34,500) options exercised but shares have yet to be allotted.

2. **Audit or Review of Figures**

The figures have not been audited nor reviewed by our auditors.

3. **Auditors' Report (including any qualifications or emphasis of matter)**

N.A.

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2003.

5.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for and the effect of the change.**

On 1 July 2004, the Council on Corporate Disclosure and Governance issued Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn.

These standards are to be applied to the accounting for business combinations for annual periods beginning on or after 1 July 2004. However, early adoption of these standards is permitted under certain circumstances, and must be applied prospectively from the same date.

The accounting treatment for business combinations, impairment of assets and intangible assets under FRS 103, revised FRS 36 and revised FRS 38 is now more in line with Generally Accepted Accounting Principles in the United States, which is the accounting framework for the Liner and Logistics businesses. Since it is generally considered good practice to adopt a new accounting standard once it is promulgated, and with the objective of ensuring a consistent accounting policy throughout the Group, NOL has elected to apply these three standards prospectively from the beginning of FY 2004.

The early adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in a change in the accounting treatment for goodwill. FRS 103 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised, instead, impairment is tested annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced FRS 22 Business Combinations required acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

The early adoption of FRS 103 resulted in a restatement to the Group's opening retained earnings of Q2 2004 as at 2 April 2004 of US$4.9 million, arising from the reversal of goodwill amortisation previously charged against the Group's net profit in Q1 2004. No restatement was made to the Group's retained earnings as at 2 April 2004 as a result of the early adoption of revised FRS 36 and revised FRS 38.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

	YTD 2004	YTD 2003	Q2 2004	Q2 2003
GROUP				
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue	**24.71 US cts**	**7.54 US cts**	**12.95 US cts**	**5.82 US cts**
b) On a fully diluted basis (detailing any adjustments made to the losses)	**24.55 US cts**	**7.53 US cts**	**12.87 US cts**	**5.81 US cts**

7. **Net Asset Value**

	Group			Company		
	25 Jun 2004 US$	**26 Dec 2003 US$**	**Inc / (Dec) %**	**25 Jun 2004 US$**	**26 Dec 2003 US$**	**Inc / (Dec) %**
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.14**	**0.91**	**25.27**	**0.90**	**0.61**	**47.54**

YTD : Year to Date

8. Review of the Performance of the Group

YTD 2004 vs YTD 2003

NOL Group recorded a 14% increase in revenue to US$3.00 billion (YTD 2003: US$2.63 billion) and 299% increase in net profit to US$354.1 million (YTD 2003: US$88.8 million). This reflects the considerably improved performance of the Liner business and better performance of the Logistics business.

Q2 2004 vs Q2 2003

The Group recorded a 12% increase in revenue to US$1.45 billion (Q2 2003: US$1.29 billion) due to significant improvements in the revenue generated by the Liner and Logistics businesses.

The Group achieved a net profit of US$186.0 million compared with US$68.5 million for the same period in 2003, an improvement of 172%. The Liner business was the main contributor to the Group's net profit for the current quarter.

		Q2 2004 US$'m	Q1 2004 US$'m	Q2 2003 US$'m	Q1 2003 US$'m
(a)	**Revenue**				
	Liner	1,172	1,231	937	957
	Logistics	263	288	223	231
	Others	33	55	166	185
	Elimination	(18)	(21)	(34)	(31)
	Total	**1,450**	**1,553**	**1,292**	**1,342**
(b)	**Core EBIT** [6]				
	Liner	189	176	82	5
	Logistics	5	3	2	(1)
	Others	7	(3)	24	38
	Total	**201**	**176**	**108**	**42**

[6] Earnings before Interest, Tax and Exceptional Items.

(c) Analysis by Business Units

(c)(i) Liner

YTD 2004 vs YTD 2003

The Liner business continued its strong performance from Q1 2004.

Revenue increased by 27% to US$2.40 billion (YTD 2003: US$1.89 billion) while Core EBIT improved significantly by 320% to US$365 million (YTD 2003: US$87 million).

Demand continued to be strong, with volumes increasing by 15% while average freight rates registered a 10% increase over the same period in 2003.

Liner's continued discipline over costs and its cost savings initiatives further contributed to the net improvement and helped offset higher bunker, vessel and other operational costs.

Q2 2004 vs Q2 2003

Revenue increased by 25% to US$1.17 billion (Q2 2003: US$ 937 million) while Core EBIT was US$189 million (Q2 2003: US$ 82 million), a 130% improvement.

Increased volumes, higher average freight rates and cost savings all contributed to the improvement in Core EBIT.

APL Q2 RESULTS 2004 and 2003
Unaudited

	Q2 2004	Q1 2004	Q2 2003	Q1 2003
Load Factors %				
Trans-Pacific East Bound	100%	94%	96%	98%
Trans-Pacific West Bound	78%	88%	74%	99%
Trans-Pacific Trade	**92%**	**92%**	**87%**	**98%**
Latin America - North Bound	76%	77%	64%	67%
Latin America - South Bound	83%	75%	61%	55%
Latin America Trade	**80%**	**76%**	**63%**	**61%**
Asia-Europe	101%	95%	90%	103%
Europe-Asia	100%	99%	102%	95%
Asia-Europe Trade	**101%**	**97%**	**96%**	**99%**
Trans-Atlantic - East Bound	85%	76%	78%	74%
Trans-Atlantic - West Bound	101%	89%	104%	98%
Trans-Atlantic Trade	**93%**	**83%**	**91%**	**86%**
Volume (000s FEU)				
Americas				
Trans-Pacific	151	175	132	163
Latin America	33	36	27	29
	184	211	159	192
Europe				
Asia-Europe	75	86	68	78
Trans-Atlantic	26	26	24	27
	101	112	92	105
Asia/Middle East				
Intra-Asia	119	119	88	100
Total Volume	**404**	**442**	**339**	**397**
Operating Expenses (US$'m)				
Americas				
Trans-Pacific	501	549	446	505
Latin America	90	98	80	88
	591	647	526	593
Europe				
Asia-Europe	166	182	150	161
Trans-Atlantic	61	61	49	59
	227	243	199	220
Asia/Middle East				
Intra-Asia	165	165	130	139
Total Operating Expenses	**983**	**1,055**	**855**	**952**
Analysis of Expenses (US$'m)				
Operating Cost	836	895	723	808
General and Administrative	96	104	85	89
Depreciation and Amortisation	50	57	46	53
Others [7]	1	(1)	1	2
Total Operating Expenses	**983**	**1,055**	**855**	**952**

[7] Others consists of minority interest and share of results of associated companies.

(c)(ii) **Logistics**

YTD 2004 vs YTD 2003

Revenue increased by 21% to US$551 million (YTD 2003: US$454 million) and Core EBIT improved by US$7 million to US$8 million (YTD 2003: US$1 million). This was a result of higher volumes in the Vascor Joint Venture and new businesses in Global Warehousing and International Services.

Q2 2004 vs Q2 2003

Logistics achieved a 18% increase in revenue from US$223 million in Q2 2003 to US$263 million in Q2 2004. Core EBIT also showed an improvement of US$3 million to US$5 million in Q2 2004 (Q2 2003: US$2 million). This was a result of continued strong revenue growth from Contract Logistics Services in the Americas region and operational improvements in the Vascor Joint Venture.

APLL Q2 RESULTS 2004 and 2003
Unaudited
US$ millions

	Q2 2004	Q1 2004	Q2 2003	Q1 2003
BY REGION				
Revenue				
Americas	193	207	160	174
Europe	31	40	31	22
Asia & Middle East	39	41	32	35
Total Revenue	**263**	**288**	**223**	**231**
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	194	209	164	175
International Services	69	79	59	56
Total Revenue	**263**	**288**	**223**	**231**
Operating Expenses				
Contract Logistics Services	193	208	166	180
International Services	65	77	55	52
Total Operating Expenses	**258**	**285**	**221**	**232**
Core EBIT [8]				
Contract Logistics Services	1	1	(2)	(5)
International Services	4	2	4	4
Total Core EBIT	**5**	**3**	**2**	**(1)**
Analysis of Expenses				
Operating Cost	216	238	179	187
General and Administrative	37	39	36	36
Depreciation and Amortisation	5	7	6	8
Others [9]	-	1	-	1
Total Operating Expenses	**258**	**285**	**221**	**232**

[8] Earnings before Interest, Tax and Exceptional Items.

[9] Others consist of minority interest and share of results of associated companies.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Group

With the positive business environment and our continued focus on yield management and cost containment, the very strong performance of the Group in the 1st half is expected to continue for the rest of the year, barring any unforeseen circumstances.

Liner

The outlook for the year remains buoyant with continued strong demand and high utilisation. Liner is expected to achieve significant earnings in FY 2004 by continuing to focus on optimising on resources and tight cost management despite higher operating and bunker costs.

Logistics

APLL expects to improve its performance in FY 2004 through revenue growth and continued operational improvement.

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

Directors are pleased to recommend an interim dividend of 8.75 Singapore cents per share, less tax of 20%.

The recommended interim dividend has not been provided for in this financial information. This dividend will be accounted for in the shareholders' equity as an appropriation of FY 2004 profits after tax in Q3 2004.

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	8.75 Singapore cents
Dividend Rate	8.75%
Par value of Shares	S$1.00
Tax Rate	20%

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

11.(c) Date payable

The interim dividend of 8.75 Singapore cents per share, less tax of 20%, will be paid on 30 August 2004.

11.(d) Books closure date

Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 12 August 2004 will be registered before entitlements to the dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed from 13 August 2004 to 16 August 2004, both dates inclusive, for payment of dividend.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q2 2004	US$'000 Q2 2003
Transactions for the Purchase of Goods and Services				
PSA Corporation Limited and its associates	49,248	39,501	19,527	19,571
SembCorp Marine Limited and its associates	951	414	-	223
Transactions for the Leasing-in of Assets				
SembCorp Marine Limited and its associates	1,857	1,799	924	608

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q2 2004	US$'000 Q2 2003
Transactions for the Sale of Goods and Services				
CWT Distribution Limited and its associates	772	851	266	522
Keppel Telecommunications & Transportation Limited and its associates	636	476	468	400
PSA Corporation Limited and its associates	242	166	242	166
SembCorp Industries Limited and its associates	-	110	-	42
SembCorp Marine Limited and its associates	1,018	1,987	1,018	1,987
Transactions for the Purchase of Goods and Services				
CapitaLand Limited and its associates	59	-	59	-
Keppel Telecommunications & Transportation Limited and its associates	247	579	148	243
Pacific Internet Limited and its associates [10]	-	129	-	66
PSA Corporation Limited and its associates	2,741	1,959	1,324	1,072
Singapore Petroleum Company Limited and its associates	10,384	13,065	3,254	3,873

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[10] Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

YTD : Year to Date

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 27th July 2004

MASNET No. 91 OF 27.07.2004
Announcement No. 91

NOL

NEPTUNE ORIENT LINES LIMITED

SUSTAINED GROWTH & PROFITABILITY

Singapore, 27 July 2004: - Global transportation and logistics company, Neptune Orient Lines (NOL), today reported second quarter (2Q) 2004 net profits of US$186 million, more than double 2Q 2003's net profits of US$68 million. Total net profits for the first half (1H) increased 299% to US$354 million.

The strong 2Q net profit growth was achieved on revenue growth of 12% to US$1.45 billion. This reflects the added value derived from continued tight cost controls.

Core Earnings Before Net Interest Expense, Tax and Exceptional Items (EBIT) in 2Q 2004 reached US$201 million. For the half year, Core EBIT totalled US$377 million, a 151% increase over the corresponding period last year.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	2Q04	2Q03	Change	1H04	1H03	Change
Revenue (US$m)	1,450	1,292	12%	3,003	2,634	14%
Core EBIT (US$m)	201	108	86%	377	150	151%
Exceptional items (US$m)	11	(2)	nm	27	9	200%
Net profits (US$m)	186	68	172%	354	89	299%
EPS (US cts per share)	12.95	5.82	123%	24.71	7.54	228%
Net Gearing (x)	NA	NA	NA	0.26	3.77	(93%)

The balance sheet has strengthened further with net gearing of 0.26x boosted by strong cash flows from the Group's operations.

NOL also announced a new dividend policy. The Group will maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher. In line with this policy, the Board has declared an interim dividend of 7 Singapore cents per share net (8.75 cents gross).

Mr Cheng Wai Keung, Chairman of NOL, said, "The quarterly profit performance of both the Liner and Logistics businesses has improved further, despite rising costs within the industry. This is a commendable achievement."

2Q 2004 OPERATING PERFORMANCE

Mr David Lim, Group President and CEO, commented, "The strong 2Q results is the result of management's continuing focus on enhancing utilisation, supported by a tight rein on costs. Year-on-year, 2Q revenues have increased 12% while Core EBIT has grown 86% to US$201 million. At the same time, we have maintained our high service standards that have won us customers, in spite of increasing demand putting pressure on the transportation infrastructure worldwide."

Exceptional items in the 2Q amounted to US$11 million. This arose largely from a write-back of provisions and a reversal in goodwill amortisation due to the early adoption of a new accounting standard, Financial Reporting Standard (FRS) 103. Under FRS 103, goodwill shall no longer be amortised. For the Group, this amounts to about US$18 million yearly.

Group capital expenditure reached US$107 million at the end of the 2Q, with the bulk invested in new container equipment.

Liner

NOL's Liner business, APL, achieved Core EBIT of US$189 million in the 2Q, a 130% improvement over last year.

APL CEO, Mr Ron Widdows, said, "strong volume growth and a strong focus on maximising asset utilisation, managing the mix of the business, and controlling costs produced higher average revenue per FEU (forty-foot equivalent unit) boosted Liner performance. Volumes in the 2Q grew 19% year-on-year with continued strong demand and the introduction of additional capacity in the key trade routes of Trans-Pacific, Asia-Europe and Intra-Asia".

The Group has introduced new services in the 1H of 2004. In March, APL launched the SSX (serving the Indian-Subcontinent) followed by the startup of the ACX (Australia/China Express) in May. In June, the New World Alliance reintroduced the PSV (South China/Los Angeles Express) service. We have also announced the launch of SCX, a new Asia-Europe service from July. The combined new services have added capacity in excess of 5,000 TEUs (twenty-foot equivalent units) per week compared with the capacity in the 1Q of 2004.

Charter rates remained high across the industry in the 2Q. However, the impact on APL was US$7.4 million in the 1H of 2004. For the full year, additional charter hire costs due to higher charter rates are expected to be around US$22 million.

APL has recently signed new charter agreements for the delivery of four containerships in 2007/2008.

The Group along with the rest of the industry, also continues to face infrastructural pressures globally, which is putting upward pressure on other operating costs. However, improved efficiency, higher utilisation and cost management helped to

mitigate the impact.

Further targeted cost savings of US$23 million were achieved in the 2Q. This brings cost savings to a total of US$40 million for the 1H of 2004. The Group is on track to achieve its target of US$100 million for the full year as most of the targeted savings will accompany the seasonally heavier volume flow in the second half of the year.

Overall Liner costs per unit fell 3% comparing 1H03 with 1H04.

Logistics

Profits at NOL's supply chain management company, APL Logistics, continued to improve. Core EBIT in 2Q 2004 was US$5 million. This compares with the Core EBIT of US$3 million in the first quarter of 2004 and US$2 million in the 2Q of 2003.

Revenues grew 18% year-on-year in the 2Q, from both Contract Logistics and International Services in the Americas and in Asia.

APL Logistics CEO, Mr Hans Hickler, said that Logistics revenues have benefited from globalisation. Longer and more complex supply chains are emerging as multinational companies seek new markets for sourcing and production.

BALANCE SHEET AND CASH FLOWS

Group Chief Financial Officer, Mr Lim How Teck, said that for the second quarter ended 25 June 2004, net gearing stood at 0.26x.

Total debt stood at US$1.2 billion, a 4% decline over the 1Q. At these debt levels, the Group is not aggressively geared in comparison with industry averages. The Group will continue to monitor its debt position, and decide later if other measures should be adopted to maintain an appropriate level of debt financing. However, given the cyclicality of the industry, the Group intends to be less geared in a rising market to give it the flexibility to take advantage of procurement and investment opportunities that may arise when markets turn.

Total cash grew from US$695 million in the 1Q to US$808 million, boosted by continuing strong cash flows from the Group's operations.

FUEL AND CURRENCY EXPOSURES

The Group continues to maintain a hedging policy of up to 50% of bunker fuel requirements, with the remaining 50% recoverable from customers through Bunker Adjustment Factor (BAF) provisions. As at the end of 2Q 2004, about 15% of expected fuel requirements had been hedged at an average price of US$135 per metric tonne.

The total actual cost of fuel for the 1H of 2004 increased by US$26 million because of business expansion. However, the average price per metric tonne remains close to last year's level.

The Group's revenues and costs are largely denominated in US$. There is exposure,

due to local operating costs, to other currencies, the most significant being the Euro, Japanese Yen and the Singapore Dollar. For 2004, the Group has hedged about 80% of its Euro, 90% of its Japanese Yen and 60% of its Singapore Dollar exposures. Total exposure for 2004 is forecast to be about US$300 million.

DIVIDEND POLICY & INTERIM DIVIDENDS

NOL intends to maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher.

In line with this policy, the Board of Directors has declared an interim dividend of 7 Singapore cents per share net (8.75 cents gross). This dividend is issued out of existing Section 44 tax credits and is payable on 30 August 2004.

GROUP OUTLOOK FOR 2004

The outlook for the rest of the year remains buoyant. Liner volume growth is strong and utilisation rates have maintained at healthy levels. Higher charter rates and oil prices will put some pressure on costs. Demand, while strong, will also depend on the continuing strength of key consumption markets such as the US and Europe. The Group aims to manage these risks by sustaining an ongoing strategy of yield and network management as well as tight cost controls.

Logistics will continue to improve on its margins as the Group seeks to increase business volumes by leveraging on its existing infrastructure network.

The very strong performance of the Group in the 1H is expected to continue for the rest of the year, barring unforeseen circumstances.

LOOKING AHEAD

NOL intends to continue to build broader capabilities around our core Liner and Logistics business. We believe that our larger and more global customers will look to us for more integrated services and supply chain solutions for their freight movements. At the same time, the lag in infrastructure development in mature economies as well as developing markets will put a premium on "door to door" freight services and the ability to efficiently flow freight through the supply chain for all customers. The Group will structure its capabilities and business so that it can respond speedily and effectively to service these customer needs.

We will also continue to maintain a strong balance sheet going forward. With the sustained performance over the last six quarters, we have built and will continue to build strong retained earnings, which will allow us to confidently face the cyclical challenges of our core shipping business. This will enable us to grow by taking advantage of the cyclical lows to build up our capacity and competitiveness.

Media Enquiries:

-
Corporate Communications
Ms. Sarah Lockie
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
sarah_lockie@nol.com.sg

Investor Enquiries:

-
Investor Relations
Ms. Lim Siew Siew
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL
NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 27/07/2004 to the SGX

MASNET No. 1 OF 04.08.2004
Announcement No. 1

NOL NEPTUNE ORIENT LINES LIMITED

Mandatory Conditional Cash Offer By Goldman Sachs (Singapore) Pte. Ltd. For And On Behalf Of Lentor Investments Pte. Ltd., a wholly-owned subsidiary of Temasek Holdings (Private) Limited, For Neptune Orient Lines Limited

1. Introduction

The board of directors (the "**Board**") of Neptune Orient Lines Limited (the " **Company**") wishes to inform the shareholders of the Company (the " **Shareholders**") that Goldman Sachs (Singapore) Pte. Ltd., for and on behalf of Lentor Investments Pte. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Temasek Holdings (Private) Limited ("**Temasek**"), has by letter dated 3 August 2004 (the "**Offer Announcement**") made a mandatory conditional cash offer (the " **Offer**") for all of the issued ordinary shares of par value S$1.00 each (the "**Shares**") in the capital of the Company (the "**Offer Shares** ") and to be issued in pursuant to the NOL Share Option Scheme ("**NOL Scheme**") in accordance with Rule 14 of The Singapore Code on Take-overs and Mergers (the "**Code**"), on the following basis:

Offer price per Offer Share ("Offer Price") : S$2.80 in cash

2. Terms of the Offer

As set out in the Offer Announcement, the Offer will be made on, *inter alia*, the following basis:

(a) The Offeror will make the Offer for all the Shares not already owned by the Offeror and parties acting or deemed to be acting in concert with the Offeror in connection with the Offer as at the date of the Offer (the "**Offer Shares**"), in accordance with Section 139 of the Securities and Futures Act, Chapter 289 and the Code.

(b) The Offer will be extended to (i) all the issued Shares owned, controlled, or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer (other than Temasek and Startree Investments Pte. Ltd., a concert party of the Offeror) and (ii) all new Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the Offer of any options (each, an "**Option**") to subscribe for new Shares granted under the NOL Scheme. For the purpose of the Offer, the expression " **Offer Shares**" shall include such Shares.

3. Condition of the Offer

(a) The Offer shall be subject to the Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of the Company as at the close of the Offer (including any voting rights attributable to Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer).

(b) Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50 per cent. of the maximum potential issued share capital of the Company. For this purpose, the "**maximum potential issued share capital of the Company**" means the total number of Shares which would be in issue had all the Options been validly exercised as at the date of such declaration.

4. Options

Under the rules of the NOL Scheme, the Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer).

Further details and information of the Offer are set out in the Offer Announcement, a copy of which is attached to this Announcement.

5. Offer Document

The formal document, setting out the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance of the Offer (the "**Offer Document**"), will be dispatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement.

6. Independent Financial Adviser

In accordance with Rule 7 of the Code, the Board will be appointing an independent financial adviser to the independent directors in connection with the Offer as soon as possible. A circular containing the advice of the independent financial adviser and the recommendation of the independent directors of the Company (the "**Offeree Circular**") will be sent to Shareholders within 14 days of Goldman Sachs (Singapore) Pte. Ltd., for and

on behalf of the Offeror posting the Offer Document to Shareholders.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares which may be prejudicial to their interests until they or their advisers have considered the information and the recommendations of the independent directors of the Company as well as the advice of the independent financial adviser set out in the Offeree Circular to be issued in due course.

7. Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from the Offer Announcement or published or publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

Goldman Sachs Offer Announcement-030804

By Order of the Board

Ms Marjorie Wee & Ms Wong Kim Wah
Company Secretaries

4 August 2004

Submitted by Ms Marjorie Wee & Ms Wong Kim Wah, Company Secretaries on 4 August 2004 to the SGX

MANDATORY CONDITIONAL CASH OFFER

By

Goldman Sachs

Goldman Sachs (Singapore) Pte.

for and on behalf of

Lentor Investments Pte. Ltd.
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

Temasek Holdings (Private) Limited
(Incorporated in the Republic of Singapore)

for

Neptune Orient Lines Limited
(Incorporated in the Republic of Singapore)

1. **Introduction**

Goldman Sachs (Singapore) Pte. ("**Goldman Sachs**") wishes to announce, for and on behalf of Lentor Investments Pte. Ltd. (the "**Offeror**"), that the Offeror intends to make a mandatory conditional cash offer (the "**Offer**") for all the ordinary shares of S$1.00 each ("**Shares**") in the capital of Neptune Orient Lines Limited ("**NOL**") in issue and to be issued pursuant to the NOL Share Option Scheme (the "**NOL Scheme**").

Upon completion of purchases of 20,297,000 Shares from the market on 3 August 2004, the Offeror, together with Temasek Holdings (Private) Limited ("**Temasek**") and Startree Investments Pte. Ltd. ("**Startree**"), a wholly owned subsidiary of Temasek, owned or controlled 433,746,362 Shares, representing approximately 30.14 per cent. of the existing issued and paid-up share capital of NOL.

In accordance with Rule 14 of the Singapore Code on Take-overs and Mergers as revised with effect from 1 January 2002 (the "**Code**"), the Offeror is required to make a mandatory conditional take-over offer for all the Shares not already owned by the Offeror, Temasek or Startree.

Based on the information received by the Offeror as at 3 August 2004, none of the parties acting or deemed to be acting in concert with the Offeror own or control any Shares. Accordingly, as at the date of this Announcement, the Offeror, Temasek and parties acting or

---

In this Announcement, the issued and paid-up share capital of NOL used is S$1,439,115,986, comprising 1,439,115,986 Shares.

deemed to be acting in concert with the Offeror in connection with the Offer (including Startree) owned or controlled 433,746,362 Shares, representing approximately 30.14 per cent. of the existing issued and paid-up share capital of NOL.

2. **The Offer**

(a) The Offeror will make the Offer for all the Shares not already owned by the Offeror, Temasek or Startree as at the date of the Offer (the **"Offer Shares"**), in accordance with Section 139 of the Securities and Futures Act, Chapter 289 and the Code.

(b) The Offer will be extended to (i) all the issued Shares owned, controlled, or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer (other than Temasek and Startree) and (ii) all new Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the Offer of any options (each, an **"Option"**) to subscribe for new Shares granted under the NOL Scheme. For the purpose of the Offer, the expression **"Offer Shares"** shall include such Shares.

(c) The Offer, when made, will be on the following basis:

***For each Offer Share:* S$2.80 in cash** (the **"Offer Price"**).

Shareholders accepting the Offer will be entitled to retain the Interim Dividend referred to paragraph 2(e) below.

(d) *Premium Over Past Trading Prices*

The Offer Price represents:

(i) a premium of 3.7 per cent. over the last transacted price of the Shares on 3 August 2003 (the date of this Announcement) and a premium of 13.8 per cent. over the last transacted price of the Shares on 2 August 2004 (the day prior to the date of this Announcement);

(i) a premium of 15.2 per cent. over S$2.43, the volume weighted average of the prices at which the Shares were transacted over the last one month up to and including the date of this Announcement; and

(ii) a premium of 29.6 per cent. over S$2.16, the volume weighted average of the prices at which the Shares were transacted over the last six months up to and including the date of this Announcement.

(e) *Premium Over Theoretical Ex-Dividend Trading Prices*

On 27 July 2004, NOL announced an interim dividend of S$0.0875 per Share gross (S$0.07 per Share net) payable on 30 August 2004 (the **"Interim Dividend"**).

Based on the gross Interim Dividend, the Offer Price represents:

(i) a premium of 7.2 per cent. over the theoretical ex-dividend last transacted price of the Shares on 3 August 2003 (the date of this Announcement) and a premium of 18.0 per cent. over the theoretical ex-dividend last transacted price of the Shares on 2 August 2004 (the day prior to the date of this Announcement);

(i) a premium of 19.5 per cent. over S$2.34, the theoretical ex-dividend volume

---

Information on the historical transacted prices of the Shares was obtained from Bloomberg.

The theoretical ex-dividend price of the Shares has been calculated by deducting the gross interim dividend of S$0.0875 per Share from the transacted prices of the Shares for the whole of the relevant period.

weighted average of the prices at which the Shares were transacted over the last one month up to and including the date of this Announcement; and

(iii) a premium of 35.1 per cent. over S$2.07, the theoretical ex-dividend volume weighted average of the prices at which the Shares were transacted over the last six months up to and including the date of this Announcement.

(f) The Offer Shares will be acquired (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by NOL on or after the date of this Announcement, save for the Interim Dividend.

3. **Condition**

(a) The Offer shall be subject to the Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50 per cent. of the voting rights attributable to the issued share capital of NOL as at the close of the Offer (including any voting rights attributable to Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer).

(b) Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50 per cent. of the maximum potential issued share capital of NOL. For this purpose, the "maximum potential issued share capital of NOL" means the total number of Shares which would be in issue had all the Options been validly exercised as at the date of such declaration.

4. **Options**

Under the rules of the NOL Scheme, the Options are not transferable by the holders thereof. In view of this restriction, the Offeror will not make an offer to acquire the Options (although, for the avoidance of doubt, the Offer will be extended to all new Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer).

5. **Offeror**

The Offeror was incorporated in the Republic of Singapore on 28 May 2004. The Offeror is an investment holding company and has an authorised share capital of S$1,000,000,000 divided into 990,000,000 ordinary shares of S$1.00 each and 10,000,000 Series A redeemable preference shares of S$1.00 each (**"RPS"**), of which two ordinary shares of S$1.00 have been issued and paid up at par and ten RPS have been issued and paid up at S$100,000 per RPS. The Directors of the Offeror are Margaret Lui-Chan Ann Soo, Phua Kok Kim and Ong Kian Ngee. The Offeror is a wholly-owned subsidiary of Temasek.

6. **NOL**

NOL is a Singapore-based global transportation and logistics company. It was incorporated in the Republic of Singapore on 30 December 1968 and was publicly listed in 1981 on Singapore Exchange Securities Trading Limited (**"SGX-ST"**). Its container transportation arm,

American President Lines Ltd ("APL"), is a top-10 container transportation company that provides services to more than 140 countries through a network combining high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services for global customers, employing the latest information technology and data connectivity for maximum supply chain visibility and control.

7. **Rationale for the Offer**

In the equity private placement conducted by NOL in November 2003, Temasek's shareholding was diluted to below 30 per cent. Temasek, through the Offeror, has increased its investment in NOL to beyond 30 per cent., thereby requiring a mandatory offer to be made under the provisions of the Code.

The Offer Price exceeds the highest closing price of the Shares since 4 January 1994.

8. **Continuation of Existing Activities**

It is the intention of the Offeror that NOL continues with its existing activities.

9. **Disclosures**

(a) As at the date of this Announcement, the Offeror owns 20,297,000 Shares.

(b) As at the date of this Announcement, (i) the Offeror and its Directors and (ii) Temasek, its Directors and certain of its wholly-owned subsidiaries which are deemed to be acting in concert with it (each, a "**Relevant Person**") own, control or have agreed to acquire an aggregate of 433,746,362 Shares, representing approximately 30.14 per cent. of the issued share capital of NOL (based on the latest information available to the Offeror as at the date of this Announcement). Details of the Shares held by the Relevant Persons and their dealings in the Shares during the six-month period immediately preceding the date of this Announcement are set out in the Appendix to this Announcement.

(c) None of the Relevant Persons hold Options or has dealt in any Options during the six-month period immediately preceding the date of this Announcement.

(d) Save as disclosed in this Announcement, none of the Offeror and the Relevant Persons (i) owns, controls or has agreed to acquire any Shares or Options as at the date of this Announcement, (ii) has dealt for value in any Shares or Options during the six-month period immediately preceding the date of this Announcement or (iii) has received any irrevocable undertaking from any party to accept or reject the Offer as of the date at this Announcement.

(e) In the interests of confidentiality, the Offeror has not made enquiries in respect of certain other parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in due course and in the Offer Document (as defined below).

10. **Financing**

Goldman Sachs, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the Offer by the holders of the Offer Shares.

11. **Offer Document**

The formal document, setting out the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance of the Offer (the **"Offer Document"**), will be dispatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement.

12. **Responsibility Statement**

The Directors of the Offeror and Temasek (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to NOL and its subsidiaries and associated companies), the sole responsibility of the Directors of the Offeror and Temasek has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

Issued by
Goldman Sachs (Singapore) Pte.

For and on behalf of
Lentor Investments Pte. Ltd.
3 August 2004
Singapore

Any inquiries relating to this Announcement or the Offer should be directed to the following individuals:

Eva Ho
Director of Corporate Communications
Temasek Holdings (Private) Limited
Telephone: 6828 6828 / 6828 6763
Fax: 6828 6263

Tim Leissner
Managing Director
Goldman Sachs (Singapore) Pte.
Telephone: 6889 2682
Fax: 6889 2308

APPENDIX

Details of Holdings in Shares

The details of the number of Shares held by the Relevant Persons as at the date of this Announcement are as follows:

Name of Relevant Person	Number of Shares	Type of Interest
Lentor Investments Pte. Ltd.	20,297,000	Direct
Temasek Holdings (Private) Limited	383,465,362	Direct
Startree Investments Pte. Ltd.	29,984,000	Direct

Details of Dealings in Shares

The details of dealings in the Shares by the Relevant Persons during the six-month period prior to the date of this Announcement are as follows:

Name of Relevant Person	Number of Shares Bought/ (Sold)	Price (S$)	Dealing Date
Startree Investments Pte. Ltd.	1,979,000	2.0277	16 Feb 2004
Startree Investments Pte. Ltd.	5,500,000	2.0397	3 Mar 2004
Startree Investments Pte. Ltd.	245,000	1.97	4 Mar 2004
Startree Investments Pte. Ltd.	769,000	1.98	4 Mar 2004
Startree Investments Pte. Ltd.	1,861,000	1.99	4 Mar 2004
Startree Investments Pte. Ltd.	3,787,000	2.00	4 Mar 2004
Startree Investments Pte. Ltd.	3,161,000	2.01	4 Mar 2004
Startree Investments Pte. Ltd.	1,488,000	2.02	4 Mar 2004
Startree Investments Pte. Ltd.	1,702,000	2.03	4 Mar 2004
Startree Investments Pte. Ltd.	1,987,000	2.04	4 Mar 2004
Lentor Investments Pte. Ltd.	13,331,000	2.50	3 Aug 2004
Lentor Investments Pte. Ltd.	379,000	2.56	3 Aug 2004
Lentor Investments Pte. Ltd.	1,190,000	2.57	3 Aug 2004

Lentor Investments Pte. Ltd.	1,523,000	2.58	3 Aug 2004
Lentor Investments Pte. Ltd.	778,000	2.62	3 Aug 2004
Lentor Investments Pte. Ltd.	1,900,000	2.65	3 Aug 2004
Lentor Investments Pte. Ltd.	1,196,000	2.68	3 Aug 2004

MASNET No. 7 OF 12.08.2004
Announcement No. 7

NOL

NEPTUNE ORIENT LINES LIMITED

Appointment of HSBC as Independent Financial Adviser to Neptune Orient Lines Limited

The board of directors (the "**Board**") of Neptune Orient Lines Limited (the "**Company**") refers to the announcement by the Company on 4 August 2004 in relation to the mandatory conditional cash offer (the "**Offer**") made on 3 Aug 2004 by Goldman Sachs (Singapore) Pte., for and on behalf of Lentor Investments Pte. Ltd. (the "**Offeror**"), a wholly owned subsidiary of Temasek Holdings (Private) Limited, for all the ordinary shares of S$1.00 each ("**Shares**") in the capital of the Company in issue and to be issued pursuant to the Company's Share Option Scheme (the "**Offer Shares**").

The directors of the Company who are considered independent for the purpose of appointing an Independent Financial Adviser (the "**IFA**") wish to announce that they have appointed The Hongkong and Shanghai Banking Corporation Limited ("HSBC") as the **IFA** to advise the directors of the Company who are considered independent for the purpose of making a recommendation to shareholders of the Company in connection with the Offer (the "**Independent Directors**"). A circular containing the advice of the IFA and the recommendation of the Independent Directors will be sent to shareholders of the Company within 14 days of the posting of the offer document to be issued by the Offeror.

In the meantime, shareholders of the Company are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

Responsibility Statement

The directors of the Company (including those who have delegated supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from the announcement of the Offer on 3 August 2004 or publicly available sources, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

A copy of the Press Release relating to the appointment of HSBC is attached.

Press Release on IFA Appt.p

By Order of the Board
NEPTUNE ORIENT LINES LIMITED

Submitted by Ms Marjorie Wee & Ms Wong Kim Wah, Company Secretaries on 12/08/2004 to the SGX

NOL Appoints HSBC as Independent Financial Adviser

Singapore, 12 August 2004: - Neptune Orient Lines' board of directors today announced it has appointed The Hongkong and Shanghai Banking Corporation Limited (HSBC) as its independent financial adviser (IFA) to evaluate the mandatory conditional cash offer from a wholly owned subsidiary of Temasek Holdings for all of NOL's shares.

NOL was notified of the mandatory conditional cash offer on 3 August. A formal offer document is required to be forwarded to NOL's shareholders between 17 – 24 August.

Once the IFA has assessed the formal offer and reported to the Board, a circular with the IFA's advice and the recommendation of NOL's independent directors will be sent to NOL shareholders within 14 days.

NOL Chairman Mr Cheng Wai Keung said, "The Board is committed to making the best decisions in the interests of all shareholders and we are considering the offer carefully."

The process that must be followed by NOL is set out in the Singapore Code on Take-overs and Mergers and, depending on the Board's recommendation, may take from a minimum of six to eight weeks to several months to conclude.

While the process unfolds, the company is advising shareholders to refrain from taking any action in relation to their shares that may be prejudicial to their interests.

Meanwhile, it is business as usual for NOL and its core businesses, APL and APL Logistics, Mr Cheng said. "The offer and the offer process have no impact on our operations," he said.

Media inquiries
Sarah Lockie
+65 6371 5022
sarah_lockie@nol.com.sg

Note to Editors: Timeline attached

Timeline for Mandatory General Offer

Event	Timing	Date 2004
Notification of offer by Temasek	D	3 Aug
NOL public notice to shareholders informing them of the offer	D+1	4 Aug
NOL notifies shareholders of appointment of independent financial adviser (IFA),	D+1 – D+13	12 Aug
Formal, detailed offer document to be delivered to NOL's shareholders	D+14 – D+21	17 Aug - 24 Aug
IFA evaluates offer, makes recommendation to NOL Board. Board deliberates.	Up to D+35	18 Aug – 6 Sept
NOL Circular to Shareholders setting out advice from IFA and recommendations of Board	By D+28 - D+35	By 31 Aug - 7 Sept
First closing date (offer must be open for minimum 28 days after formal offer document delivered). Temasek is able to extend the offer.	D+42 – D+49	14 Sept - 21 Sept
Level of acceptances announced If acceptance level > 50%: declared Unconditional, extend at least 14 days If acceptance level < 50%: Offer lapses or Temasek can choose to extend the offer	D+43 – D+50	15 Sept - 22 Sept
Offer closes. Last date for offer to be declared unconditional (requires 50% acceptance)	D+56 – D+63	28 Sept – 5 Oct
Final level of acceptances announced	D+57 – D+64	29 Sept – 6 Oct
Offer lapses	D+63 – D+70	5 Oct – 12 Oct

MASNET No. 48 OF 16.08.2004
Announcement No. 48

NOL
NEPTUNE ORIENT LINES LIMITED

NOL OPERATING PERFORMANCE FOR PERIOD 7, 2004

Attached is the operating performance for the 4 weeks (Period 7) between 26 June 2004 and 23 July 2004.

NOL Operating Performance for P7, 2004

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 16/08/2004 to the SGX

Monthly Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962

16 August 2004

NOL's operating performance for the 4 weeks (Period 7) from 26 June 2004 to 23 July 2004 is as follows:

	Period 7, 04	Period 7, 03	% Change
Liner			
a) Volume (FEU)	136,000	119,000	14
b) Average Revenue Per FEU (US$/FEU)	2,825	2,664	6
Logistics			
a) Revenue by Biz Segments (US$ '000)			
Contract Logistics Services	57,300	51,300	12
International Services	26,900	23,300	15

Note: Summation may not add up due to rounding

Liner: Volumes rose 14% YoY, with contributions from the key Trans-Pacific, Asia-Europe and Intra-Asia trade routes. The introduction of additional capacity, combined with improved utilisation, thus far in 2004 has helped to boost volumes compared with last year. Average revenue per FEU posted a 6% increase YoY and is also 6% higher than the previous period, due to mix, rate increases and fees reflecting seasonal factors in several key trade lanes.

Logistics: Revenues increased 13% YoY, with growth at both the Contract Logistics Services and International Services units.

Note: Period 1 and Period 12 encompass a 6-week period. Reported volumes for these periods should be adjusted to a normalised 4-week period for meaningful comparisons.

APL Average Revenue per FEU (updated as at Period 7, 2004)

APL Average Revenue per FEU (2002-2004)



3,000
2,500
2,000
1,500
US$/Feu
Period 7, 2004
Y-o-Y : +6%
P1 02
P2 02
P3 02
P4 02
P5 02
P6 02
P7 02
P8 02
P9 02
P10 02
P11 02
P12 02
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
Period

MASNET No. 75 OF 17.08.2004
Announcement No. 75

NOL

NEPTUNE ORIENT LINES LIMITED

Mandatory Conditional Cash Offer by Goldman Sachs (Singapore) Pte., for and on behalf of Lentor Investments Pte. Ltd., for Neptune Orient Lines Limited

The Board of Directors (the "**Board**") of Neptune Orient Lines Limited (the "**Company**") refers to the announcement issued by Goldman Sachs on 17 August 2004 (the " **Despatch Announcement**") stating that the offer document dated 17 August 2004 containing the formal terms and conditions of the Offeror's mandatory conditional cash offer (the "**Offer**") for all the issued and paid-up ordinary shares of par value S$1.00 each in the capital of the Company and to be issued pursuant to the NOL Share Option Plan other than those already owned, controlled or agreed to be acquired by the Offeror or its concert parties, has been despatched to shareholders of the Company (the "**Shareholders**") on 17 August 2004.

A circular (the "**Circular**") containing, among others, the advice of the independent financial adviser to the independent Directors (the "**Independent Directors**") and the recommendation of the Independent Directors in respect of the Offer will be despatched to the Shareholders within 14 days from 17 August 2004.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares which may be prejudicial to their interests until they or their advisers have considered the information and recommendations of the Independent Directors of the Company as well as the advice of the independent financial adviser set out in the Circular to be issued. The Company will make another announcement to inform Shareholders as soon as it despatches the Circular.

Responsibility Statement

The Directors (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from the Despatch Announcement, the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

By Order of the Board

Ms Majorie Wee & Ms Wong Kim Wah
Company Secretaries
17 August 2004

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 17/08/2004 to the SGX

MASNET No. 87 OF 24.08.2004
Announcement No. 94

NOL

NEPTUNE ORIENT LINES LIMITED

UPDATE ON MANDATORY CONDITIONAL CASH OFFER TIMELINE

The Company wishes to update shareholders on the projected timetable for the mandatory conditional cash offer for all of the issued ordinary shares of $1.00 each in the capital of the Company.

Since the publication on the initial timeline on 12 August 2004, certain of the dates and events in the timeline have crystallized. Therefore, the Company is now in a position to update the timeline so as to provide shareholders with a more definite picture of upcoming events in the offer process.

The Offer Document was despatched to shareholders by Goldman Sachs (Singapore) Pte, for and on behalf of Lentor Investments Pte. Ltd. (the "Offeror"), on 17 August 2004. In that Offer Document, the Offeror stated that the closing date of the offer will be 15 September 2004, or such later date as may be announced from time to time by or on behalf of the Offeror.

In accordance with The Singapore Code on Take-overs and Mergers, the Company must despatch its Circular to shareholders by 31 August 2004. This Circular will contain the views of HSBC, the independent financial adviser appointed by the Company, and the recommendation of the independent directors of the Company on the offer.

A more detailed timeline is attached for shareholders' information.

Timeline-240804.pc

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 24/08/2004 to the SGX

TIMELINE FOR MANDATORY GENERAL OFFER ("GO")

Event	Timing	Date	Steps to be taken for GO	Reference
Announcement of firm intention to make an offer	D	3 August 2004	• Announcement of GO for NOL	Rule 3.5 of the Singapore Code on Take-overs and Mergers ("Code")
		4 August 2004	• NOL issues holding announcement	Rule 3.2 of the Code
		12 August 2004	• NOL issues announcement of appointment of HSBC as IFA	Rule 7.1 of the Code
Despatch of Offer document	D + 14	17 August 2004	• Despatch of Offer document by Offeror, setting out, inter alia, the terms of the GO, the conditions attached to it and the acceptance procedure, to NOL's shareholders.	Rule 22.1
Despatch of NOL's circular	D + 28	31 August 2004	• Last date for despatch of NOL's circular setting out, inter alia, the views or recommendation of the independent financial advisor to the NOL independent directors and the recommendation of the independent directors of NOL	Rule 22.2 of the Code
First Closing Date		15 September 2004	• Closing date stated in Offer Document (may be revised by Offeror to such other date as the Offeror may announce, subject to Rule 22.9 of the Code (Final Day) Rule) • If Offer not unconditional as to acceptances by this date, the Offeror may extend up to D+74 or the Offer may lapse	Rule 22.3 of the Code
Possible close of GO if GO is unconditional on First Closing Date		29 September 2004	• If Offer is unconditional on First Closing Date and if no Shut Out notice is given before 15 September 2004, the Offeror must keep the Offer open until this date	Rule 22.6 of the Code

Event	Timing	Date	Steps to be taken for GO	Reference
Possible Final Closing Date	D + 74	16 October 2004	•If the Offer is extended beyond the First Closing Date, the Offeror may choose any date after the First Closing Date up to and including D + 74 as the next Closing Date • D + 74 is the last day the Offer will be capable of becoming or being declared unconditional as to acceptances	Rules 22.4 and 22.9 of the Code Rule 22.9 of the Code
Consideration of the Offer to be paid out			• Shares must be paid for as soon as practicable, but in any event within 21 days after: (i) the offer becomes or is declared unconditional in all respects; and (ii) receipt of valid acceptances where such acceptances were tendered after the Offer has become or been declared unconditional in all respects.	Rule 30 of the Code

MASNET No. 7 OF 31.08.2004
Announcement No. 7

NOL

NEPTUNE ORIENT LINES LIMITED

MANDATORY CONDITIONAL CASH OFFER TO ACQUIRE SHARES IN NEPTUNE ORIENT LINES LIMITED BY LENTOR INVESTMENTS PTE. LTD. - DESPATCH OF OFFEREE CIRCULAR

The board of directors (the "**Board**") of Neptune Orient Lines Limited (the "**Company**") refers to the mandatory conditional cash offer (the "**Offer**") by Lentor Investments Pte. Ltd. (the " **Offeror**"), for all the issued ordinary shares of par value S$1.00 each (the "**Shares**") in the share capital of the Company (the "**Offer Shares**") other than those already owned, controlled, agreed to be acquired by the Offeror and parties acting or deemed to be acting in concert with the Offeror as at the date of the Offer.

The Board wishes to announce that the Company has today despatched to the shareholders of the Company (the "**Shareholders**") a circular dated 31 August 2004 (the "**Circular**"). The Circular contains, *inter alia*, the advice of The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**"), the Independent Financial Adviser to the directors of the Company who are considered independent for the purpose of making a recommendation to the Shareholders in respect of the Offer (the "**Independent Directors**") and the recommendation of the Independent Directors to the Shareholders in respect of the Offer.

Shareholders who do not receive the Circular may obtain a copy of the Circular from the share registrar of the Company at the following address:

BACS Private Limited
63 Cantonment Road
Singapore 089758

A soft copy of the Circular will be available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Shareholders should note that the closing date of the Offer is 3.30 p.m. on 15 September 2004 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Shareholders who wish to accept the Offer must do so by 3.30 p.m. on 15 September 2004 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Responsibility Statement

The directors of the Company (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

By Order of the Board

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 31/08/2004 to the SGX

MASNET No. 9 OF 31.08.2004
Announcement No. 9

NOL NEPTUNE ORIENT LINES LIMITED

Media Alert - Circular to Shareholders

MEDIA ALERT

CIRCULAR TO SHAREHOLDERS

Singapore, 31 August 2004: - Neptune Orient Lines (NOL) has today distributed a Circular to Shareholders regarding the mandatory conditional cash offer made on 17 August 2004 by Lentor Investments Pte. Ltd. (the "**Offeror**"), a wholly owned subsidiary of Temasek Holdings (Private) Limited.

The circular includes the advice of HSBC, NOL's Independent Financial Adviser (IFA), and the recommendation of the Independent Directors of NOL to the Shareholders in respect of the Offer.

It is available on the Singapore Exchange (SGX) website www.sgx.com

Inquiries:

Sarah Lockie
+65 6371 5022
sarah_lockie@nol.com.sg

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 31/08/2004 to the SGX

MASNET No. 10 OF 06.09.2004
Announcement No. 26

NOL
NEPTUNE ORIENT LINES LIMITED

Mandatory Conditional Cash Offer to Acquire Shares in NOL by Lentor Investments Pte. Ltd.

Letter to Shareholders

We refer to the open letter to the Chairman of NOL dated 2 September 2004 by Mr. John Paulson of Paulson & Co. Inc., which was published in the news media.

The Independent Directors gave careful consideration to how they should respond to the Offer by Lentor Investments Pte. Ltd. This included the question of whether the Company should solicit competitive bids, having regard to the fact that the Company had not been approached by any person with an offer competing with the Offer.

In reaching their recommendation to shareholders as set out in the Circular, the Independent Directors considered carefully the terms of the Offer and the opinion given by HSBC as Independent Financial Adviser (IFA).

Having taken all of the above matters into consideration, the Independent Directors concurred with the IFA's recommendation in respect of the Offer and made their recommendation to shareholders accordingly.

The Independent Directors advise shareholders to read carefully the Circular dated 31 August 2004, including the letter containing the IFA's analysis and opinion.

Responsibility Statement

The directors of the Company (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts had been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

By order of the Board,

Cheng Wai Keung
Chairman

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 06/09/2004 to the SGX

MASNET No. 12 OF 15.09.2004
Announcement No. 12

GOLDMAN SACHS (SINGAPORE) PTE.

MANDATORY CASH OFFER BY GOLDMAN SACHS (SINGAPORE) PTE. FOR AND ON BEHALF OF LENTOR INVESTMENTS PTE. LTD., A WHOLLY-OWNED SUBSIDIARY OF TEMASEK HOLDINGS (PRIVATE) LIMITED FOR NEPTUNE ORIENT LINES LIMITED - OFFER DECLARED UNCONDITIONAL AND SHUT-OFF NOTICE, 15 SEPTEMBER 2004

Offer Declared Unconditional and Shut-Off Notice 15 September 2004.pdf

Submitted by Yong Hsin Yue, Vice President on 15/09/2004 to the SGX

MANDATORY CASH OFFER

by

Goldman Sachs (Singapore) Pte.

for and on behalf of

Lentor Investments Pte. Ltd.
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

Temasek Holdings (Private) Limited
(Incorporated in the Republic of Singapore)

for

Neptune Orient Lines Limited
(Incorporated in the Republic of Singapore)

OFFER DECLARED UNCONDITIONAL AND SHUT-OFF NOTICE

1. **Introduction**

Goldman Sachs (Singapore) Pte. ("**Goldman Sachs**") refers to the offer document dated 17 August 2004 (the "**Offer Document**") in relation to the mandatory cash offer (the "**Offer**") by Lentor Investments Pte. Ltd. ("**Lentor**" or the "**Offeror**") for all the ordinary shares of S$1.00 each ("**Shares**") in the capital of Neptune Orient Lines Limited ("**NOL**") in issue and to be issued pursuant to the NOL Share Option Scheme.

All capitalised terms used and not defined herein shall have the same meanings given to them in the Offer Document.

2. **Offer Declared Unconditional**

Goldman Sachs wishes to announce, for and on behalf of Lentor, that the Offer has become unconditional on 15 September 2004.

3. **Dealings on 15 September 2004**

As at 2.45 p.m. on 15 September 2004, Lentor had on that day acquired the following Shares on the Singapore Exchange Securities Trading Limited:

Number of Shares acquired at S$2.80 [1]	57,199,000
Total percentage of issued and paid-up share capital of NOL acquired by Lentor	3.95%
Total percentage of maximum potential issued share capital of NOL acquired by Lentor	3.89%

Note:

(1) Excluding brokerage fee, clearing fee and other applicable tax.

4. **Levels of Acceptance of the Offer**

As at 2.45 p.m. on 15 September 2004, Lentor has received pursuant to the Offer:

(a) acceptances in respect of an aggregate of 85,596,578 Shares, representing approximately 5.91 per cent. of the issued and paid-up share capital of NOL[1] and approximately 5.83 per cent. of the maximum potential issued share capital of NOL[2]; and

(b) acceptances in respect of an aggregate of 5,269,000 Options, representing approximately 25.52 per cent. of the outstanding Options.

5. **Current Shareholdings of Lentor and Parties Acting or Deemed to be Acting in Concert with Lentor**

The breakdown of the number of Shares owned, controlled or agreed to be acquired by Lentor and parties acting or deemed to be acting in concert with it (either before or during the Offer and pursuant to the Offer or otherwise, including acceptances of the Offer) as at 2.45 p.m. on 15 September 2004 is as follows:

	Number of Shares	Percentage of issued and paid-up share capital of NOL	Percentage of maximum potential issued share capital of NOL
Shares owned, controlled or agreed to be acquired by Lentor and parties acting or deemed to be acting in concert with Lentor as at the Offer Announcement Date[(1)]	433,746,362	29.95%	29.53%
Shares acquired by Lentor prior to 15 September 2004	161,814,000	11.17%	11.02%
Shares acquired by Lentor on 15 September 2004	57,199,000	3.95%	3.89%
Acceptances of the Offer	85,596,578	5.91%	5.83%
Total	**738,355,940**	**50.99%**	**50.27%**

Note:

(1) Including 20,297,000 Shares owned directly by Lentor as at the Offer Announcement Date.

Accordingly, as at 2.45 p.m. on 15 September 2004, Lentor and parties acting or presumed to be acting in concert with Lentor owned, controlled or had agreed to acquire an aggregate of 57,199,000 Shares, representing approximately 3.95 per cent. of the issued and paid-up share capital of NOL and approximately 3.89 per cent. of the maximum potential issued share capital of NOL.

1 Unless otherwise stated, all references in this Announcement to the "issued and paid-up share capital of NOL" are based on the issued and paid-up share capital of NOL (including Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer) of S$1,448,104,376, comprising 1,448,104,376 Shares as at 15 September 2004.

2 Unless otherwise stated, all references in this Announcement to the "maximum potential issued share capital of NOL" are to the total number of Shares which would be in issue had all the outstanding Options been validly exercised as at 15 September 2004.

In accordance with Rule 28.1 of the Code, a further announcement will be issued by the Offeror today containing, *inter alia*, information on acceptances of the Offer received up to 5.00 p.m. today.

6. **Final Closing Date and Shut-Off Notice**

In accordance with Rule 22.6 of the Code, the closing date for the Offer and the Options Proposal will be extended from 3.30 p.m. on Wednesday, 15 September 2004 to 3.30 p.m. on Wednesday, 29 September 2004 (the "**Final Closing Date**").

Lentor has no intention of extending the Offer and the Options Proposal beyond the Final Closing Date. **Accordingly, notice is hereby given that the Offer and the Options Proposal will not be open for acceptance beyond 3.30 p.m. on Wednesday, 29 September 2004. Acceptances received after 3.30 p.m. on the Final Closing Date will be rejected.**

7. **Procedures for Acceptance of the Offer**

Shareholders who wish to accept the Offer but have not done so may do so by following the procedures for acceptance of the Offer set out in the Offer Document, the FAA and the FAT. Acceptances must be received by 3.30 p.m. on Wednesday, 29 September 2004.

Shareholders who do not have the relevant acceptance forms or any other relevant documents should contact BACS Pte Ltd or CDP immediately at the following contact particulars:

BACS Pte Ltd
63 Cantonment Road
Singapore 089758
Tel : (65) 6323 6990

The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807
Tel : (65) 6236 8604

Issued by
Goldman Sachs (Singapore) Pte.

For and on behalf of
Lentor Investments Pte. Ltd.
15 September 2004
Singapore

The Directors of the Offeror and Temasek (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to NOL and its subsidiaries and associated companies), the sole responsibility of the Directors of the Offeror and Temasek has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

MASNET No. 59 OF 28.10.2004
Announcement No. 59

NEPTUNE ORIENT LINES LIMITED

Unaudited Quarterly Financial Statements for the 3rd Quarter Ended 17 September 2004

Attached are our Company's announcement and press release relating to the above.

NOL3Q04.pdf NOL 3Q04 press release.pı

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 28/10/2004 to the SGX

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 3rd Quarter Ended 17 September 2004

1.(a)(i) Income Statement

	Group			Group		
	US$'000 YTD 2004	US$'000 YTD 2003	% Increase/ (Decrease)	US$'000 Q3 2004	US$'000 Q3 2003	% Increase/ (Decrease)
Revenue	4,560,167	3,975,935	15	1,557,154	1,341,568	16
Cost of sales	(3,475,892)	(3,211,837)	8	(1,158,211)	(1,021,588)	13
Gross profit	1,084,275	764,098	42	398,943	319,980	25
Other operating income	30,349	39,091	(22)	6,712	11,389	(41)
Administrative expenses	(418,624)	(424,538)	(1)	(138,532)	(159,229)	(13)
Other operating expenses	(25,263)	(113,704)	(78)	(4,456)	(71,176)	(94)
Gain on disposal of a discontinued operation [1]	-	133,902	(100)	-	133,902	(100)
Operating profit	670,737	398,849	68	262,667	234,866	12
Finance and investment income	6,983	7,411	(6)	2,916	1,065	174
Finance costs	(72,863)	(92,990)	(22)	(23,790)	(26,375)	(10)
Share of results of associated companies before tax	1,388	21	6,510	610	79	672
Share of results of joint ventures before tax	2,223	1,602	39	733	1,221	(40)
Profit before tax	608,468	314,893	93	243,136	210,856	15
Income tax expense	(16,526)	(15,917)	4	(8,882)	(3,664)	142
Profit from ordinary activities after tax	591,942	298,976	98	234,254	207,192	13
Minority interest	(4,378)	(4,378)	0	(754)	(1,351)	(44)
Net profit	587,564	294,598	99	233,500	205,841	13

[1] American Eagle Tankers Group ("AET") was sold on 22 July 2003.

1.(a)(ii) Notes to the Income Statement

	Group			Group		
	US$'000 YTD 2004	US$'000 YTD 2003	% Change	US$'000 Q3 2004	US$'000 Q3 2003	% Change
(A) Investment Income	-	197	(100)	-	29	(100)
(B) Other Income Including Interest Income [2]	33,405	175,920	(81)	8,430	144,775	(94)
(C) Interest on Borrowings	(68,312)	(88,860)	(23)	(22,342)	(24,969)	(11)
(D) Depreciation and Amortisation	(173,610)	(219,508)	(21)	(55,343)	(62,195)	(11)
(E) (Allowance for)/Write-back of Doubtful Debts and Bad Debts (Written Off)/Back	(5,356)	(10,505)	(49)	497	(2,096)	N/M
(F) Write-back of/(Provision for) Impairment in Value of Investments	1,257	(8,840)	N/M	1	(8,818)	N/M
(G) Foreign Exchange Gain/(Loss)	2,276	5,007	(55)	1,150	(1,527)	N/M
(H) Adjustment for Over/(Under) Provision for Tax in Prior Years	12,339	7,950	55	(422)	70	N/M
(I) Profit on Sale of Investments, Properties and Property, Plant and Equipment [2]	11,390	149,233	(92)	1,584	136,799	(99)

[2] Included in items under 1.(a)(ii)(B) and 1.(a)(ii)(I) is the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") completed on 16 March 2004 and the gain on sale of AET completed on 22 July 2003.

N/M : not meaningful
YTD : Year to Date

1.(b)(i) Balance Sheet

	Group			Company		
	US$'000 17 Sept 2004	US$'000 26 Dec 2003	% Increase/ (Decrease)	US$'000 17 Sept 2004	US$'000 26 Dec 2003	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	924,000	542,517	70	86,043	145,925	(41)
Trade and other receivables	813,699	666,726	22	915,105	202,561	352
Inventories at cost	65,883	62,108	6	448	448	0
Other current assets	95,396	46,342	106	48,235	10,270	370
Total current assets	1,898,978	1,317,693	44	1,049,831	359,204	192
Non-current Assets						
Investments in subsidiaries	-	-	0	909,496	946,052	(4)
Investments in associated companies	11,470	44	26,968	37	64	(42)
Investments in joint ventures	3,726	1,503	148	-	-	0
Long term investments	20,949	20,432	3	5,767	4,467	29
Property, plant and equipment	2,219,217	2,299,717	(4)	55,326	6,401	764
Deferred charges	3,019	4,746	(36)	285	335	(15)
Intangible assets	30,261	36,445	(17)	80	198	(60)
Goodwill arising on consolidation	273,139	267,898	2	-	-	0
Deferred tax assets	37,455	41,024	(9)	-	-	0
Other non-current assets	33,074	74,235	(55)	1,319	42,335	(97)
Total non-current assets	2,632,310	2,746,044	(4)	972,310	999,852	(3)
TOTAL ASSETS	4,531,288	4,063,737	12	2,022,141	1,359,056	49
Current Liabilities						
Trade and other payables	774,255	723,698	7	44,488	42,774	4
Current tax liabilities	36,219	56,245	(36)	10,787	10,540	2
Borrowings	276,679	105,193	163	65,821	14,096	367
Provisions	52,915	49,907	6	44,584	37,649	18
Other current liabilities	235,294	135,980	73	44,842	-	N/M
Total current liabilities	1,375,362	1,071,023	28	210,522	105,059	100
Non-current Liabilities						
Borrowings	882,201	1,147,126	(23)	297,275	297,275	0
Provisions	56,128	71,127	(21)	15,179	24,570	(38)
Deferred income	21,668	25,421	(15)	-	-	0
Deferred tax liabilities	240,830	256,459	(6)	10,217	10,727	(5)
Other non-current liabilities	120,601	177,313	(32)	-	44,563	(100)
Total non-current liabilities	1,321,428	1,677,446	(21)	322,671	377,135	(14)
TOTAL LIABILITIES	2,696,790	2,748,469	(2)	533,193	482,194	11
NET ASSETS	1,834,498	1,315,268	39	1,488,948	876,862	70
Shareholders' Equity						
Share capital	811,477	798,527	2	811,477	798,527	2
Reserves	1,010,583	505,541	100	677,471	78,335	765
Total shareholders' equity	1,822,060	1,304,068	40	1,488,948	876,862	70
Minority interests	12,438	11,200	11	-	-	0
	1,834,498	1,315,268	39	1,488,948	876,862	70
Net current assets	523,616	246,670	112	839,309	254,145	230

1.(b)(ii) Borrowings

	As at 17 September 2004			
	Secured bank loans [3]	Unsecured bank loans	Unsecured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	202,209	50,000	24,470	276,679
Amount repayable on or before 17 September:				
2006	8,194	45,000	25,953	79,147
2007	9,176	-	27,733	36,909
2008	58,780	322,275	29,623	410,678
2009	6,425	-	31,629	38,054
Thereafter	74,552	92,012	150,849	317,413
	359,336	509,287	290,257	1,158,880

	As at 26 December 2003			
	Secured bank loans [3]	Unsecured bank loans	Unsecured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	70,729	-	34,464	105,193
Amount repayable in :				
2005	60,479	-	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	-	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	502,620	395,617	354,082	1,252,319

[3] The loans are secured either on vessels or containers.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

As at 17 September 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable for the remainder of 2004	118,158	17,392	19,137	7,299	18,870	180,856
Amount repayable in :						
2005	359,782	57,864	78,886	25,304	59,378	581,214
2006	251,825	42,651	80,310	25,164	45,942	445,892
2007	168,118	34,857	70,565	22,596	30,039	326,175
2008	154,733	17,731	58,267	20,118	22,606	273,455
Thereafter	512,166	9,171	906,030	7,233	66,525	1,501,125
	1,564,782	179,666	1,213,195	107,714	243,360	3,308,717

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in :						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

The contingent rent component included under the above non-cancellable operating leases are as follows:

As at 17 September 2004	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable for the remainder of 2004	675	-	3,705	-	9	4,389
Amount repayable in :						
2005	-	-	14,820	-	12	14,832
2006	-	-	14,820	-	-	14,820
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
Thereafter	-	-	291,455	-	-	291,455
	675	-	354,440	-	21	355,136

As at 26 December 2003	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others [4] US$'000	Total US$'000
Amount repayable in one year or less	3,694	-	14,820	-	-	18,514
Amount repayable in :						
2005	4,186	-	14,820	-	-	19,006
2006	4,422	-	14,820	-	-	19,242
2007	4,281	-	14,820	-	-	19,101
2008	3,844	-	14,820	-	-	18,664
Thereafter	7,195	-	291,455	-	-	298,650
	27,622	-	365,555	-	-	393,177

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c)(i) Consolidated Cash Flow Statement

	Group			
	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q3 2004	US$'000 Q3 2003
Cash Flows from Operating Activities				
Profit before tax	608,468	314,893	243,136	210,856
Adjustments for :				
Amortisation of non-current assets and deferred income	6,050	26,622	2,365	6,814
Depreciation of property, plant and equipment	167,560	192,886	52,978	55,381
Interest expense	68,312	88,860	22,342	24,969
Interest income	(6,819)	(6,943)	(2,901)	(794)
Investment income	-	(197)	-	(29)
Net profit on disposal of property, plant and equipment	(2,526)	(3,016)	(1,942)	(2,897)
Write-off of property, plant and equipment	-	120	-	-
Gain on disposal of a discontinued operation	-	(133,902)	-	(133,902)
Net profit on disposal of subsidiaries	(8,890)	(93)	-	-
Net profit on acquisition of additional interest in subsidiary	(446)	-	-	-
Net loss on disposal of associated company	358	-	358	-
Net loss/(profit) on disposal of long term investments	114	(12,222)	-	-
Net profit on early extinguishment of debts	-	(28)	-	-
Net (write-back of)/provision for impairment in value of long term investments	(1,257)	3,770	(1)	3,748
Net provision for impairment in value of associated company	-	5,070	-	5,070
Net provision for/(write-back of) doubtful loans and non-trade debts to associated companies	66	5,707	155	(1,011)
Net provision for/(write-back of) doubtful loans receivable	17	(164)	7	(22)
Net provision for impairment in value of property, plant and equipment	6,675	35,386	1,780	32,477
Net provision for drydocking costs	770	2,954	253	627
Net provision for associated companies	2,125	5,462	380	3,716
Net (write-back of)/provision for termination and restructuring costs	(5,900)	291	(701)	(107)
Net write-back of provision for foreseeable shipping losses	(2,974)	-	(919)	-
Share of results of associated companies	(1,388)	(21)	(610)	(79)
Share of results of joint ventures	(2,223)	(1,602)	(733)	(1,221)
Exchange difference	(337)	520	(428)	188
Operating cash flow before working capital changes	827,755	524,353	315,519	203,784
Changes in operating assets and liabilities, net of effects from purchase and disposal of subsidiaries :				
Deferred charges	(248)	(769)	-	3
Deferred income	8	1,113	1	956
Receivables	(161,351)	(147,991)	(77,925)	(66,369)
Inventories	(6,721)	(7,818)	(3,765)	(1,222)
Payables	98,906	159,534	71,602	109,654
Net amount due (to)/from associated companies	(62)	(549)	(419)	302
Trading securities	(1)	2,283	-	4
Cash generated from operations	758,286	530,156	305,013	247,112
Interest paid	(64,055)	(79,616)	(11,859)	(19,650)
Interest received	6,325	7,088	2,494	769
Net income tax paid	(45,323)	(21,412)	(1,763)	(12,639)
Net cash inflow from operating activities	655,233	436,216	293,885	215,592
Cash Flows from Investing Activities				
Additional acquisition of interests in subsidiaries	(7,162)	-	(5,875)	-
Net proceeds from loans receivable	2,013	539	696	441
Investment income received	461	197	283	29
Additions in long term investments	(397)	(1,039)	24	(1,039)
Investment in associated companies	(9,944)	-	(6,412)	-
Purchase of property, plant and equipment [5]	(151,431)	(263,193)	(45,279)	(61,172)
Purchase of intangible assets	(1,838)	(2,744)	(1,092)	(481)
Proceeds from disposal of property, plant and equipment	11,573	8,634	5,863	4,987
Proceeds from disposal of associated companies	61	35	61	35
Proceeds from disposal of long term investments	-	23,482	-	-
Proceeds (net of transaction cost) from disposal of subsidiaries and a discontinued operation [6]	47,215	479,031	-	479,029
Net cash outflow from investing activities	(109,449)	244,942	(51,731)	421,829

1.(c)(i) Consolidated Cash Flow Statement (continued)

	Group			
	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q3 2004	US$'000 Q3 2003
Cash Flows from Financing Activities				
Proceeds from borrowings	126,269	1,046	75,825	(195,244)
Dividends paid to shareholders	(84,863)	-	(58,545)	-
Dividends paid to minority interests	(683)	(666)	(325)	-
Capital contribution by minority interests	-	135	-	-
Proceeds from issue of new ordinary shares	14,976	4,643	8,051	3,697
Repayment of borrowings	(220,000)	(704,697)	(150,686)	(231,370)
Net cash outflow from financing activities	(164,301)	(699,539)	(125,680)	(422,917)
Net change in cash and cash equivalents	381,483	(18,381)	116,474	214,504
Cash and cash equivalents at beginning of financial period	542,517	334,530	807,526	101,645
Cash and cash equivalents at end of financial period	924,000	316,149	924,000	316,149

[5] Purchase of Property, Plant and Equipment

During the 9 months ended 17 September 2004, the Group acquired property, plant and equipment with an aggregate cost of US$151.4 million (YTD 2003: US$263.2 million). Cash payments of US$151.4 million (YTD 2003: US$263.2 million) were made for these property, plant and equipment.

[6] Summary of Effect of Disposal of Subsidiaries and a Discontinued Operation on the Group's Cash Flows

	Group			
	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q3 2004 [7]	US$'000 Q3 2003
Net assets disposed :				
Property, plant and equipment	49,307	1,029,562	-	1,029,562
Other non-current assets	150	14,759	-	14,759
Current assets	18,093	56,282	-	55,632
Current liabilities	(8,728)	(324,875)	-	(324,857)
Non-current liabilities	(9,769)	(350,677)	-	(350,677)
Net attributable assets disposed	49,053	425,051	-	424,419
Less : Minority interest	(463)	-	-	-
Less : Foreign currency translation reserve	54	441	-	-
	48,644	425,492	-	424,419
Profit on disposal of a discontinued operation	-	133,902	-	133,902
Profit on disposal of subsidiaries	8,890	93	-	-
Net proceeds from disposal of subsidiaries and a discontinued operation	57,534	559,487	-	558,321
Less : Cash of subsidiaries and a discontinued operation disposed	(7,887)	(22,310)	-	(21,146)
Less : Cash receivable from buyer of a subsidiary and a discontinued operation	(2,432)	(58,146)	-	(58,146)
Net cash inflow on disposal of subsidiaries and a discontinued operation, net of cash disposed	47,215	479,031	-	479,029

[7] There was no disposal of subsidiaries or discontinued operation in Q3 3004.

YTD : Year to Date

1.(d)(i) Statement of Changes in Equity

	Share capital	Share premium	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
GROUP					
Balance at 27 December 2003	798,527	552,535	5,021	(52,015)	1,304,068
Currency translation differences	-	-	313	-	313
Net gain not recognised in income statement	-	-	313	-	313
Net gain for the financial period	-	-	-	354,064	354,064
Total gains recognised for the financial period	-	-	313	354,064	354,377
Dividends paid out	-	-	-	(26,318)	(26,318)
Issue of new ordinary shares	6,280	645	-	-	6,925
Balance at 25 June 2004	804,807	553,180	5,334	275,731	1,639,052
Currency translation differences	-	-	2	-	2
Net gain not recognised in income statement	-	-	2	-	2
Net gain for the financial period	-	-	-	233,500	233,500
Total gains recognised for the financial period	-	-	2	233,500	233,502
Dividends paid out	-	-	-	(58,545)	(58,545)
Issue of new ordinary shares	6,670	1,381	-	-	8,051
Balance at 17 September 2004	811,477	554,561	5,336	450,686	1,822,060
Balance at 28 December 2002	654,623	376,754	5,517	(480,841)	556,053
Currency translation differences	-	-	770	-	770
Net gain not recognised in income statement	-	-	770	-	770
Net gain for the financial period	-	-	-	88,757	88,757
Total gains recognised for the financial period	-	-	770	88,757	89,527
Issue of new ordinary shares	925	21	-	-	946
Balance at 27 June 2003	655,548	376,775	6,287	(392,084)	646,526
Currency translation differences	-	-	(370)	-	(370)
Net loss not recognised in income statement	-	-	(370)	-	(370)
Net gain for the financial period	-	-	-	205,841	205,841
Total (losses)/gains recognised for the financial period	-	-	(370)	205,841	205,471
Issue of new ordinary shares	3,119	578	-	-	3,697
Balance at 19 September 2003	658,667	377,353	5,917	(186,243)	855,694

1.(d)(i) Statement of Changes in Equity (continued)

	Share capital US$'000	Share premium US$'000	Foreign currency translation reserve US$'000	Retained earnings/ (Accumulated losses) US$'000	Total US$'000
COMPANY					
Balance at 27 December 2003	798,527	552,535	-	(474,200)	876,862
Net gain for the financial period	-	-	-	441,491	441,491
Dividends paid out	-	-	-	(26,318)	(26,318)
Issue of new ordinary shares	6,280	645	-	-	6,925
Balance at 25 June 2004	804,807	553,180	-	(59,027)	1,298,960
Net gain for the financial period	-	-	-	240,482	240,482
Dividends paid out	-	-	-	(58,545)	(58,545)
Issue of new ordinary shares	6,670	1,381	-	-	8,051
Balance at 17 September 2004	811,477	554,561	-	122,910	1,488,948
Balance at 28 December 2002	654,623	376,754	-	(576,674)	454,703
Net loss for the financial period	-	-	-	(53,953)	(53,953)
Issue of new ordinary shares	925	21	-	-	946
Balance at 27 June 2003	655,548	376,775	-	(630,627)	401,696
Net gain for the financial period	-	-	-	163,665	163,665
Issue of new ordinary shares	3,119	578	-	-	3,697
Balance at 19 September 2003	658,667	377,353	-	(466,962)	569,058

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

As at 17 September 2004, the Company's issued and paid-up capital comprised 1,448,558,876 (26 December 2003: 1,426,468,029) ordinary shares of S$1.00 each.

During the 9 months ended 17 September 2004, the Company issued 22,090,847 ordinary shares of par value S$1.00 each fully paid to participants of the NOL Share Option Plan ("SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.14 per share.

As at 17 September 2004, options to subscribe for 14,261,030 (26 December 2003: 44,747,157) ordinary shares remain outstanding under the SOP.

During the 9 months ended 17 September 2004, 22,083,347 options were exercised to take up unissued shares of the Company and 8,402,780 were cancelled. These include 5,822,500 options which had been cancelled due to option holders' acceptance of the Offer made by Lentor Investments Pte. Ltd. (as disclosed under Note 13). As at 17 September 2004, there were 27,000 (26 December 2003: 34,500) options exercised but for which shares have yet to be allotted.

2. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

3. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2003.

5.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for and the effect of the change.**

As disclosed in Q2 2004, on 1 July 2004, the Council on Corporate Disclosure and Governance issued Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn.

These standards are to be applied to the accounting for business combinations for annual periods beginning on or after 1 July 2004. However, early adoption of these standards is permitted under certain circumstances, and must be applied prospectively from the same date.

The accounting treatment for business combinations, impairment of assets and intangible assets under FRS 103, revised FRS 36 and revised FRS 38 is now more in line with Generally Accepted Accounting Principles in the United States, which is the accounting framework for the Liner and Logistics businesses. Since it is generally considered good practice to adopt a new accounting standard once it is promulgated, and with the objective of ensuring a consistent accounting policy throughout the Group, NOL has elected to apply these three standards prospectively from the beginning of FY 2004.

The early adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in a change in the accounting treatment for goodwill. FRS 103 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised, instead, impairment is tested annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced FRS 22 Business Combinations required acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

The early adoption of FRS 103 resulted in an increase of US$13.4 million and US$4.3 million in the Group's net profit for YTD Q3 2004 and Q3 2004 respectively, arising from the cessation of goodwill amortisation.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

	YTD 2004	YTD 2003	Q3 2004	Q3 2003
GROUP **Earnings per ordinary share after deducting any provision for preference dividends**				
a) Based on the weighted average number of ordinary shares on issue	**40.92 US cts**	**25.02 US cts**	**16.19 US cts**	**17.48 US cts**
b) On a fully diluted basis [8] (detailing any adjustments made to the losses)	**40.82 US cts**	**24.96 US cts**	**16.14 US cts**	**17.44 US cts**

[8] Includes the dilutive effect of the 9,597,030 share options that were cancelled subsequent to 17 September 2004, due to option holders' acceptance of the Offer made by Lentor Investments Pte. Ltd. (as disclosed under Note 13).

7. **Net Asset Value**

	Group			Company		
	17 Sept 2004 US$	**26 Dec 2003 US$**	**Inc / (Dec) %**	**17 Sept 2004 US$**	**26 Dec 2003 US$**	**Inc / (Dec) %**
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.26**	**0.91**	**38.46**	**1.03**	**0.61**	**68.85**

YTD : Year to Date

8. **Review of the Performance of the Group**

YTD 2004 vs YTD 2003

NOL Group recorded a 15% increase in revenue to US$4.56 billion (YTD 2003: US$3.98 billion) and 99% increase in net profit to US$587.6 million (YTD 2003: US$294.6 million). This improvement in revenue and net profit came from both the Liner and Logistics businesses.

Q3 2004 vs Q3 2003

Revenue grew US$215.6 million or 16% to US$1.56 billion (Q3 2003: 1.34 billion) due to higher revenues from the Liner and Logistics businesses.

The Group achieved a net profit of US$233.5 million, a 13% increase over the corresponding period in 2003 (Q3 2003: US$205.8 million), with the Liner business being the main contributor to the Group's results for the current quarter.

		Q3 2004 US$'m	Q2 2004 US$'m	Q1 2004 [10] US$'m	Q3 2003 US$'m	Q2 2003 US$'m	Q1 2003 [10] US$'m
(a)	**Revenue**						
	Liner	1,276	1,172	1,231	1,058	937	957
	Logistics	271	263	288	235	223	231
	Others	26	33	55	73	166	185
	Elimination	(16)	(18)	(21)	(24)	(34)	(31)
	Total	**1,557**	**1,450**	**1,553**	**1,342**	**1,292**	**1,342**
(b)	**Core EBIT [9]**						
	Liner	244	189	176	140	82	5
	Logistics	11	5	3	2	2	(1)
	Others	(1)	7	(3)	(7)	24	38
	Total	**254**	**201**	**176**	**135**	**108**	**42**

[9] Earnings before Interest, Tax and Exceptional Items.

[10] Quarter 1 is 14 weeks, Quarter 2 and 3 are 12 weeks each.

(c) **Analysis by Business Units**

(c)(i) **Liner**

YTD 2004 vs YTD 2003

Liner business continued to perform well.

Revenue increased by 25% to US$3.68 billion (YTD 2003: US$2.95 billion) and Core EBIT to US$609 million, an improvement of 168% (YTD 2003: US$227 million). The stronger performance was the result of effective asset utilisation through active management of the cargo mix, and tight cost control combined with higher freight rates (YTD 2004: US$2,677/FEU; YTD 2003: US$2,474/FEU) and higher trade volume. However, Liner incurred higher bunker and ship charter costs.

Q3 2004 vs Q3 2003

Liner performance was stronger in Q3 2004 than Q3 2003. The continued strong demand and rate improvements resulted in revenue for Q3 2004 of US$1.28 billion, a 21% improvement over the corresponding period last year (Q3 2003: US$1.06 billion). Despite incurring higher bunker and charter hire costs, the improved revenue contributed to an improvement of 74% in Core EBIT to US$244 million (Q3 2003: US$140 million).

APL Q3 RESULTS 2004 and 2003
Unaudited

	Q3 2004	Q2 2004	Q1 2004 [12]	Q3 2003	Q2 2003	Q1 2003 [12]
Load Factors %						
Trans-Pacific East Bound	100%	100%	94%	95%	96%	98%
Trans-Pacific West Bound	67%	78%	88%	63%	74%	99%
Trans-Pacific Trade	**87%**	**92%**	**92%**	**82%**	**87%**	**98%**
Latin America - North Bound	77%	76%	77%	65%	64%	67%
Latin America - South Bound	89%	83%	75%	70%	61%	55%
Latin America Trade	**83%**	**80%**	**76%**	**68%**	**63%**	**61%**
Asia-Europe	102%	100%	99%	101%	102%	103%
Europe-Asia	96%	101%	95%	94%	90%	95%
Asia-Europe Trade	**99%**	**101%**	**97%**	**98%**	**96%**	**99%**
Trans-Atlantic - East Bound	88%	85%	76%	81%	78%	74%
Trans-Atlantic - West Bound	101%	101%	89%	104%	104%	98%
Trans-Atlantic Trade	**95%**	**93%**	**83%**	**93%**	**91%**	**86%**
Volume (000s FEU)						
Americas						
Trans-Pacific	162	151	175	144	132	163
Latin America	31	33	36	30	27	29
	193	184	211	174	159	192
Europe						
Asia-Europe	80	75	86	71	68	78
Trans-Atlantic	27	26	26	25	24	27
	107	101	112	96	92	105
Asia/Middle East						
Intra-Asia	118	119	119	91	88	100
Total Volume	**418**	**404**	**442**	**361**	**339**	**397**
Operating Expenses (US$'m)						
Americas						
Trans-Pacific	550	501	549	486	446	505
Latin America	90	90	98	90	80	88
	640	591	647	576	526	593
Europe						
Asia-Europe	171	166	182	158	150	161
Trans-Atlantic	60	61	61	52	49	59
	231	227	243	210	199	220
Asia/Middle East						
Intra-Asia	161	165	165	132	130	139
Total Operating Expenses	**1,032**	**983**	**1,055**	**918**	**855**	**952**
Analysis of Expenses (US$'m)						
Operating Cost	883	836	895	758	723	808
General and Administrative	98	96	104	113	85	89
Depreciation and Amortisation	51	50	57	46	46	53
Others [11]	-	1	(1)	1	1	2
Total Operating Expenses	**1,032**	**983**	**1,055**	**918**	**855**	**952**

[11] Others consists of minority interest and share of results of associated companies.

[12] Quarter 1 is 14 weeks, Quarter 2 and 3 are 12 weeks each.

(c)(ii) Logistics

YTD 2004 vs YTD 2003

Revenue increased by 19% to US$822 million (YTD 2003: US$689 million) and Core EBIT improved by US$16 million to US$19 million (YTD 2003: US$3 million). These were contributed mainly by the warehousing operations, transportation management and Vascor Joint Venture in the Americas region.

Q3 2004 vs Q3 2003

Logistics achieved a 15% increase in revenue from US$235 million in Q3 2003 to US$271 million in Q3 2004. Core EBIT also showed an improvement of US$9 million to US$11 million in Q3 2004 (Q3 2003: US$2 million). All regions experienced strong growth in revenue, particularly the Americas and Europe regions. In Americas, the growth came primarily from the warehousing operations, transportation management and Vascor Joint Venture. In Europe, forwarding operations were the key contributor to the increase in revenue. Contract Logistics Services and International Services contributed to the improvement in Core EBIT.

APLL Q3 RESULTS 2004 and 2003
Unaudited.
US$ millions

	Q3 2004	Q2 2004	Q1 2004 [15]	Q3 2003	Q2 2003	Q1 2003 [15]
BY REGION						
Revenue						
Americas	185	193	207	166	160	174
Europe	37	31	40	26	31	22
Asia & Middle East	49	39	41	43	32	35
Total Revenue	**271**	**263**	**288**	**235**	**223**	**231**
BY BUSINESS SEGMENT						
Revenue						
Contract Logistics Services	184	194	209	170	164	175
International Services	87	69	79	65	59	56
Total Revenue	**271**	**263**	**288**	**235**	**223**	**231**
Operating Expenses						
Contract Logistics Services	182	193	208	173	166	180
International Services	78	65	77	60	55	52
Total Operating Expenses	**260**	**258**	**285**	**233**	**221**	**232**
Core EBIT [13]						
Contract Logistics Services	2	1	1	(3)	(2)	(5)
International Services	9	4	2	5	4	4
Total Core EBIT	**11**	**5**	**3**	**2**	**2**	**(1)**
Analysis of Expenses						
Operating Cost	217	216	238	186	179	187
General and Administrative	36	37	39	39	36	36
Depreciation and Amortisation	6	5	7	7	6	8
Others [14]	1	-	1	1	-	1
Total Operating Expenses	**260**	**258**	**285**	**233**	**221**	**232**

[13] Earnings before Interest, Tax and Exceptional Items.
[14] Others consists of minority interest and share of results of associated companies.
[15] Quarter 1 is 14 weeks, Quarter 2 and 3 are 12 weeks each.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

There is no significant variance between the actual results for the current financial period and the Statements of Prospects as disclosed per the *Circular to Shareholders in relation to the Mandatory Conditional Cash Offer by Goldman Sachs (Singapore) Pte. for and on behalf of Lentor Investments Pte. Ltd.* dated 31 August 2004.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the Industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Group
With the positive business environment and our continued focus on yield management and cost containment, the strong performance of the Group is expected to continue for the rest of the year, barring any unforeseen circumstances.

Liner
The outlook for the remainder of the year remains buoyant with continued strong demand and high utilisation. Liner will achieve very strong earnings in FY2004. In addition, Liner will continue to focus on optimising utilisation of resources and tight cost management as it faces higher operating, charter hire, bunker and congestion costs.

Logistics
APLL expects to improve its performance through continued growth in revenue and building on cost control initiatives.

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

Nil

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

11.(c) Date payable

N.A.

11.(d) Books closure date

N.A.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q3 2004	US$'000 Q3 2003
Transactions for the Purchase of Goods and Services				
PSA Corporation Limited and its associates	65,771	52,582	16,523	13,081
SembCorp Marine Ltd and its associates	976	3,414	25	3,000
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	2,792	2,712	935	913

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	US$'000 YTD 2004	US$'000 YTD 2003	US$'000 Q3 2004	US$'000 Q3 2003
Transactions for the Sale of Goods and Services				
CWT Distribution Limited and its associates	1,511	1,396	739	545
Keppel Telecommunications & Transportation Limited and its associates	952	725	316	249
PSA Corporation Limited and its associates	444	255	202	89
SembCorp Industries Limited and its associates	62	174	62	64
SembCorp Marine Ltd and its associates	1,153	2,794	135	807
Transactions for the Purchase of Goods and Services				
CapitaLand Limited and its associates	89	77	30	77
Keppel Telecommunications & Transportation Limited and its associates	347	738	100	159
Pacific Internet Limited and its associates [16]	79	184	79	55
PSA Corporation Limited and its associates	3,911	3,083	1,170	1,124
Singapore Petroleum Company Limited and its associates	12,748	17,533	2,364	4,468
Treasury Transactions				
SembCorp Marine Ltd and its associates [17]	32,128	-	32,128	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[16] Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

[17] Purchase of all the Fixed Rate Junior Mortgage-Backed Bonds Due 2009 issued by Chenab Investments Ltd from SembCorp Marine Ltd.

YTD : Year to Date

13. **Subsequent Events**

On 3 August 2004, Lentor Investments Pte. Ltd. ("Lentor"), a wholly owned subsidiary of Temasek Holdings (Private) Limited, announced that it intended to make a mandatory conditional cash offer ("Offer") for all of the issued ordinary shares in the capital of NOL. An Offer document was subsequently issued by Lentor on 17 August 2004. The Offer became unconditional on 15 September 2004 and the closing date for the Offer was extended to 29 September 2004 ("Final Closing Date"). On the Final Closing Date, Lentor announced that it and parties acting or deemed to be acting in concert with it owned, controlled or had agreed to acquire an aggregrate of 994,761,332 shares in NOL, representing approximately 68.64% of the then total issued and paid-up share capital of NOL. In addition, from 17 September 2004 to the Final Closing Date, 9,597,030 share options were cancelled due to option holders' acceptance of the said Offer.

Subsequent to NOL's purchase of all the Fixed Rate Junior Mortgage-Backed Bonds Due 2009 ("Junior Bonds") issued by Chenab Investments Ltd ("CIL") from SembCorp Marine Ltd on 1 September 2004 (as disclosed under Note 12 above), NOL will acquire all of the ordinary shares in the issued share capital of CIL on 1 December 2004. The said acquisition will result in CIL becoming a subsidiary of NOL and accordingly, the NOL Building, which is currently owned by CIL, will form part of the Group's property, plant and equipment. In addition, CIL will be required to redeem all of the Bonds (including the Junior Bonds) then outstanding pursuant to the conditions of the Bonds upon completion of the acquisition of CIL by NOL.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 28th October 2004

Press Release

CONTINUED GROWTH & PROFITABILITY IN 3Q 2004

Singapore, 28 October 2004: - Global transportation and logistics company, Neptune Orient Lines (NOL), today reported net profit of US$234 million for the third quarter (3Q), taking net profits for the year-to-date to US$588 million – almost double the earnings over the same period last year.

Core Earnings Before Net Interest Expense, Tax and Exceptional Items (EBIT) for 3Q rose to US$254 million, representing an 88% year-on-year (YoY) growth while net profits were US$234 million, a 13% increase over last year.

Gains from exceptional items fell from US$99 million in 3Q03 to US$8 million in 3Q this year. Last year's gains were predominantly from the sale of American Eagle Tankers while this year's arise mainly from the cessation of goodwill amortisation following the early adoption of Financial Reporting Standard (FRS) 103, which no longer permits the amortisation of goodwill. Excluding these exceptional items, 3Q net profits grew 111% over the corresponding period last year.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	3Q04	3Q03	Change	YTD 3Q04	YTD 3Q03	Change
Revenue (US$m)	1,557	1,342	16%	4,560	3,976	15%
Core EBIT (US$m)	254	135	88%	631	285	121%
Exceptional items (US$m)	8	99	(92%)	35	108	(68%)
Net profits (US$m)	234	206	13%	588	295	99%
EPS (US cts per share)	16.19	17.48	(7%)	40.92	25.02	64%
Ending no. of shares (m)	1,449	1,183	22%	1,449	1,183	22%
Net Gearing (x)	NA	NA	NA	0.13	1.58	(92%)

Cash flow generation during the 3Q remained strong, further reducing the Group's net gearing to 0.13x.

NOL Chairman Mr Cheng Wai Keung said, "Both the Liner and Logistics businesses have recorded consecutively higher quarterly profits as well as an improving margin trend this year. While part of the strong performance is due to benefits arising from the traditional peak season in the 3Q, it also reflects continuing strong commitment of the management team to driving profit growth."

3Q 2004 OPERATING PERFORMANCE

Mr David Lim, Group President and CEO, said, "Volume growth remained robust on the Liner business while Logistics has recorded strong revenue growth especially in International Services. We have improved operating profits despite rising cost pressures as we continue to execute well our strategy of optimising the use of our assets and containing our costs."

Liner

NOL's Liner business, APL, recorded Core EBIT of US$244 million in the 3Q. This was a 74% increase over 3Q last year and a 29% increase over the 2Q 2004.

CEO for APL, Mr Ron Widdows, said, "Liner profits continued to benefit from effective asset utilisation and tight cost control combined with higher average revenues and higher trade volume. Volumes increased 16% YoY in the 3Q, boosted by sustained strong demand along the key trading routes and the additional capacity introduced since the beginning of 2004. Average revenues per FEU (forty-foot equivalent unit) in the 3Q improved 6% YoY, a result of actively managing cargo mix and the benefits of seasonal surcharges and rate increases".

The Group introduced several new services in the 3Q of 2004. This includes the SCX (South China Europe Express), an Asia-Europe service that began in July. In August, it launched the VCX (Vietnam China Express), which improves service times from Vietnam to the US, and the PS5 service between Hong Kong/South China and the US West Coast (Seattle). The PS5 provides customers extra support for the peak season and fast transit times between China and Seattle, linking with intermodal transport beyond Seattle, and helps avoid the congestion and delays experienced at terminals in south California.

Charter rates continued to rise in the 3Q. As a result of the rate increases, charter expenses in the 3Q were US$5.3 million higher than the corresponding period last year and we expect an increase of US$25 million for the whole of 2004.

Congestion in most of the major ports globally, together with infrastructure pressures at inland transportation systems, continues to put upward pressure on operating costs.

For the 3Q, additional cost savings of US$35 million were achieved, resulting in total cost savings of US$75 million for the year-to-date. The company remains on track to achieve its full year target of US$100 million.

Year-to-date, overall Liner costs per unit fell 2% compared with the corresponding period last year.

Logistics

APL Logistics achieved further profit improvements in the 3Q. Core EBIT rose from US$2 million in the 3Q last year to US$11 million in the current quarter. This was also 120% better than the 2Q 2004 Core EBIT of US$5 million.

3Q revenues increased 15% YoY, due largely to strong growth in International Services in Europe.

CEO of APL Logistics, Mr Hans Hickler, said, "Logistics revenue growth continues to benefit from global outsourcing trends. Our on-going focus on International Services has resulted in new contract wins and increased demand from existing customers, which has contributed to the strong revenue growth of 34% in the 3Q, as compared to the corresponding period last year. Revenues for Contract Logistics Services also continues to grow, at 8% YoY in the 3Q."

BALANCE SHEET AND CASH FLOWS

Group Chief Financial Officer, Mr Lim How Teck, said that continued strong operating cash flows reduced the Group's net gearing from 0.26x at the 2Q to 0.13x at the end of the 3Q. Total cash balance increased 14% over 2Q to US$924 million while total borrowings fell 6%, from US$1.23 billion to US$1.16 billion.

As highlighted at mid year, the Group will continue to study closely what the appropriate level of cash and debt should be from a long term perspective, and providing for an ability to respond flexibly to market opportunities.

Capital expenditure at the end of the 3Q amounted to US$153 million, with new container equipment remaining the key investment.

FUEL AND CURRENCY EXPOSURES

The Group seeks to maintain a hedging policy of up to 50% of bunker fuel requirements, with the remaining 50% recoverable from customers through Bunker Adjustment Factor (BAF) provisions. At the end of 3Q04, about 15% of the expected net fuel exposure had been hedged at an average price of US$135 per metric tonne.

Fuel costs in the 3Q of 2004 increased US$21 million YoY, resulting in total additional fuel costs for the year-to-date of US$47 million, mainly due to business expansion rather than fuel price increases. While we experienced higher fuel prices in the 3Q, the average price for the year-to-date remained at about last year's prices.

The Group's revenues and costs are largely denominated in US$. There is a net exposure of about US$400 million worth of Euro, Japanese Yen and the Singapore Dollar, due to local operating costs. The weakness of the US$ was partly mitigated by currency hedges, this being 60% of our Euro, 75% of our Japanese Yen and 60% of our Singapore Dollar exposures.

DIVIDEND POLICY

NOL's dividend policy is to maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher.

An interim dividend of 7 Singapore cents per share net was declared at half year. No dividend has been declared for the 3Q. A final dividend will be declared on the release of our 2004 full year results.

GROUP OUTLOOK FOR 2004

The outlook for the remainder of the year remains buoyant. Liner is expected to benefit from continuing strong demand growth, which should sustain utilisation rates at healthy levels. In addition, Liner will continue to focus on optimising the utilisation of resources and tight cost management as it faces higher operating, charter hire, bunker and congestion costs.

APL Logistics expects to improve on its performance through continued growth in revenue and building on cost control initiatives.

The strong performance of the Group is expected to continue for the rest of the year, barring unforeseen circumstances.

Media Enquiries:

Corporate Communications Department
Ms. Sarah Lockie
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
sarah_lockie@nol.com.sg

Investor Enquiries:

Investor Relations Department
Ms. Lim Siew Siew
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Logistics Web site: www.apllogistics.com

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Feb-2005 18:23:31
Announcement No.	00088

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2004

Attachments:

- NOLFY2004.pdf
- 2004ResultsPressRelease.pdf

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Financial Year Ended 31 December 2004

1.(a)(i) Consolidated Income Statement

	Group		
	2004 US$'000	2003 US$'000	% Increase/ (Decrease)
Revenue	6,544,756	5,522,583	19
Cost of sales	(5,006,351)	(4,407,172)	14
Gross profit	1,538,405	1,115,411	38
Other operating income	89,115	47,427	88
Administrative expenses	(603,075)	(590,964)	2
Other operating expenses	(81,426)	(138,639)	(41)
Gain on disposal of a discontinued operation [1]	-	133,902	(100)
Operating profit	943,019	567,137	66
Finance and investment income	19,169	10,793	78
Finance costs	(93,377)	(121,487)	(23)
Share of results of associated companies before tax	609	177	244
Share of results of joint ventures before tax	4,394	103	4,166
Profit before tax	873,814	456,723	91
Income tax credit/(expense)	72,545	(22,484)	N/M
Profit from ordinary activities after tax	946,359	434,239	118
Minority interest	(3,652)	(5,413)	(33)
Net profit for the financial year	942,707	428,826	120

[1] American Eagle Tankers Group ("AET") was sold on 22 July 2003.

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	2004 US$'000	2003 US$'000	% Change
(A) Investment Income	1,739	198	778
(B) Other Income Including Interest Income [2]	99,531	184,297	(46)
(C) Interest on Borrowings	(87,096)	(115,744)	(25)
(D) Depreciation and Amortisation	(240,206)	(291,881)	(18)
(E) Write-back of/(Allowance for) Doubtful Debts and Bad Debts Written Back/(Off)	12,867	(11,111)	N/M
(F) Write-back of/(Provision for) Impairment in Value of Investments	2,410	(8,462)	N/M
(G) Foreign Exchange Gain	12,860	10,087	27
(H) Adjustment for Over Provision for Tax in Prior Years	97,168	8,427	1,053
(I) Profit on Sale of Investments, Properties and Property, Plant and Equipment [2]	18,037	153,168	(88)

[2] Included in items under 1.(a)(ii)(B) and 1.(a)(ii)(I) are the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") completed on 16 March 2004 and the gain on sale of AET completed on 22 July 2003.

N/M : not meaningful

1.(b)(i) Balance Sheet

	Group			Company		
	31 Dec 2004 US$'000	26 Dec 2003 US$'000	% Increase/ (Decrease)	31 Dec 2004 US$'000	26 Dec 2003 US$'000	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	674,527	542,517	24	2,597	145,925	(98)
Trade and other receivables	885,318	666,726	33	981,332	202,561	384
Inventories at cost	69,772	62,108	12	-	448	(100)
Other current assets	53,088	46,342	15	9,216	10,270	(10)
Total current assets	1,682,705	1,317,693	28	993,145	359,204	176
Non-current Assets						
Investments in subsidiaries	-	-	0	931,720	946,052	(2)
Investments in associated companies	20	44	(55)	37	64	(42)
Investments in joint ventures	18,406	1,503	1,125	-	-	0
Long term investments	20,550	20,432	1	5,742	4,467	29
Property, plant and equipment	2,318,118	2,299,717	1	53,289	6,401	733
Deferred charges	1,407	4,746	(70)	268	335	(20)
Intangible assets	27,822	36,445	(24)	37	198	(81)
Goodwill arising on consolidation	221,453	267,898	(17)	-	-	0
Deferred income tax assets	41,825	41,024	2	-	-	0
Other non-current assets	36,636	74,235	(51)	5,078	42,335	(88)
Total non-current assets	2,686,237	2,746,044	(2)	996,171	999,852	(0)
TOTAL ASSETS	4,368,942	4,063,737	8	1,989,316	1,359,056	46
Current Liabilities						
Trade and other payables	793,956	723,698	10	29,836	42,774	(30)
Current income tax liabilities	30,317	56,245	(46)	13,640	10,540	29
Borrowings	40,260	105,193	(62)	16,605	14,096	18
Provisions	6,030	49,907	(88)	1,560	37,649	(96)
Other current liabilities	186,198	135,980	37	-	-	0
Total current liabilities	1,056,761	1,071,023	(1)	61,641	105,059	(41)
Non-current Liabilities						
Borrowings	745,141	1,147,126	(35)	297,275	297,275	0
Provisions	54,288	71,127	(24)	11,895	24,570	(52)
Deferred income	20,026	25,421	(21)	-	-	0
Deferred income tax liabilities	168,937	256,459	(34)	10,267	10,727	(4)
Other non-current liabilities	129,444	177,313	(27)	-	44,563	(100)
Total non-current liabilities	1,117,835	1,677,446	(33)	319,437	377,135	(15)
TOTAL LIABILITIES	2,174,596	2,748,469	(21)	381,078	482,194	(21)
NET ASSETS	2,194,346	1,315,268	67	1,608,238	876,862	83
Shareholders' Equity						
Share capital	813,282	798,527	2	813,282	798,527	2
Reserves	1,366,383	505,541	170	794,956	78,335	915
Total shareholders' equity	2,179,665	1,304,068	67	1,608,238	876,862	83
Minority interest	14,681	11,200	31	-	-	0
	2,194,346	1,315,268	67	1,608,238	876,862	83
Net current assets	625,944	246,670	154	931,504	254,145	267

1.(b)(ii) Borrowings

The Group
As at 31 December 2004

	Secured bank loans [3]	Unsecured bank loans	Unsecured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	15,365	-	24,895	40,260
Amount repayable in :				
2006	5,585	-	26,439	32,024
2007	5,890	-	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	-	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	111,664	389,411	284,326	785,401

As at 26 December 2003	Secured bank loans [3]	Unsecured bank loans	Unsecured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	70,729	-	34,464	105,193
Amount repayable in :				
2005	60,479	-	36,065	96,544
2006	128,285	133	38,280	166,698
2007	113,640	-	40,110	153,750
2008	50,864	297,275	30,406	378,545
Thereafter	78,623	98,209	174,757	351,589
	502,620	395,617	354,082	1,252,319

[3] The loans are secured mainly on vessels (2003: vessels and containers).

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	405,285	48,346	77,521	25,240	63,758	620,150
Amount repayable in :						
2006	284,267	40,757	78,905	25,099	50,430	479,458
2007	197,395	33,003	68,524	22,533	34,931	356,386
2008	184,011	15,958	55,184	20,055	27,744	302,952
2009	173,459	7,765	50,477	6,326	23,656	261,683
Thereafter	400,716	67	854,450	889	49,095	1,305,217
	1,645,133	145,896	1,185,061	100,142	249,614	3,325,846

As at 26 December 2003	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	288,017	66,001	82,524	25,699	72,721	534,962
Amount repayable in :						
2005	205,155	57,693	81,998	25,214	54,053	424,113
2006	130,991	42,309	82,128	25,073	41,968	322,469
2007	95,938	34,469	72,139	22,563	28,557	253,666
2008	97,141	17,192	59,429	20,124	23,204	217,090
Thereafter	434,156	8,727	956,649	7,230	54,528	1,461,290
	1,251,398	226,391	1,334,867	125,903	275,031	3,213,590

The contingent rent component included under the above non-cancellable operating leases are as follows:

The Group

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	-	-	14,820	-	17	14,837
Amount repayable in :						
2006	-	-	14,820	-	-	14,820
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
2009	-	-	14,820	-	-	14,820
Thereafter	-	-	276,635	-	-	276,635
	-	-	350,735	-	17	350,752

As at 26 December 2003	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	3,694	-	14,820	-	-	18,514
Amount repayable in :						
2005	4,186	-	14,820	-	-	19,006
2006	4,422	-	14,820	-	-	19,242
2007	4,281	-	14,820	-	-	19,101
2008	3,844	-	14,820	-	-	18,664
Thereafter	7,195	-	291,455	-	-	298,650
	27,622	-	365,555	-	-	393,177

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c)(i) Consolidated Cash Flow Statement

	Group 2004 US$'000	Group 2003 US$'000
Cash Flows from Operating Activities		
Profit before tax	873,814	456,723
Adjustments for :		
Amortisation of non-current assets and deferred income	8,644	35,365
Depreciation of property, plant and equipment	231,562	256,516
Interest expense	87,096	115,744
Interest income	(12,799)	(8,469)
Investment income	(1,739)	(198)
Net profit on disposal of property, plant and equipment	(6,990)	(6,768)
Write-off of property, plant and equipment	-	1,108
Write-off of intangible assets	36,655	4,433
Gain on disposal of a discontinued operation	-	(133,902)
Net profit on disposal of subsidiaries	(8,063)	(224)
Net profit on acquisition of additional interest in a subsidiary	(446)	-
Net profit on disposal of associated companies	(2,679)	-
Net loss/(profit) on disposal of long term investments	141	(12,274)
Net profit on early extinguishment of debts	-	(28)
Net provision for doubtful loans and non-trade debts to associated companies	790	6,308
Net write-back of provision for doubtful loans receivable	(4,402)	(3,681)
Net (write-back of)/provision for impairment in value of property, plant and equipment	(18,375)	44,201
Net provision for impairment in value of an associated company	-	5,118
Net (write-back of)/provision for impairment in value of a joint venture company	(1,575)	1,575
Net (write-back of)/provision for impairment in value of long term investments	(835)	1,769
Impairment of goodwill arising on consolidation	66,991	-
Net (write-back of)/provision for restructuring and termination costs	(11,100)	7,899
Net provision for drydocking costs	1,716	3,360
Net write-back of provision for onerous contracts - leased vessels	(13,545)	(11,480)
Net (write-back of)/provision for onerous contract - leased premises	(279)	4,000
Net provision for obligations in associated companies	2,376	14,296
Share of results of associated companies before tax	(609)	(177)
Share of results of joint ventures before tax	(4,394)	(103)
Exchange difference	(990)	(745)
Operating cash flow before working capital changes	1,220,965	780,366
Changes in operating assets and liabilities, net of effects from acquisition and disposal of subsidiaries and a discontinued operation :		
Receivables	(190,525)	(109,157)
Inventories	(10,610)	(5,943)
Payables	64,291	147,096
Net amount due (to)/from associated companies	(877)	14,098
Trading securities	(2)	2,317
Cash generated from operations	1,083,242	828,777
Interest paid	(100,074)	(113,004)
Interest received	12,404	8,498
Net income tax paid	(62,792)	(30,516)
Net cash inflow from operating activities	932,780	693,755
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	(7,162)	-
Acquisition of a subsidiary, net of cash acquired [6]	754	-
Net proceeds from loans receivable	2,643	41,754
Investment income received	1,916	216
Additions in long term investments	(954)	(1,218)
Investment in joint ventures	(9,923)	-
Purchase of property, plant and equipment [5]	(207,516)	(317,686)
Purchase of intangible assets	(2,291)	(3,948)
Proceeds from disposal of property, plant and equipment	20,221	34,605
Proceeds from disposal of associated companies	61	35
Proceeds from disposal of long term investments	44	26,079
Proceeds (net of transaction costs) from disposal of subsidiaries and a discontinued operation, net of cash disposed [6]	47,249	532,343
Net cash (outflow)/inflow from investing activities	(154,958)	312,180

1.(c)(i) Consolidated Cash Flow Statement (continued)

	Group 2004 US$'000	Group 2003 US$'000
Cash Flows from Financing Activities		
Proceeds from borrowings	50,064	-
Dividends paid to shareholders	(84,863)	-
Dividends paid to minority interest	(757)	(838)
Capital contribution by minority interest	220	135
Proceeds from issue of new ordinary shares	17,912	319,685
Redemption of bonds	(110,741)	-
Repayment of borrowings	(517,399)	(1,116,161)
Payment of costs incurred in connection with long term financing	(248)	(769)
Net cash outflow from financing activities	(645,812)	(797,948)
Net increase in cash and cash equivalents	132,010	207,987
Cash and cash equivalents at beginning of financial year	542,517	334,530
Cash and cash equivalents at end of financial year	674,527	542,517

[5] Purchase of Property, Plant and Equipment

During the financial year, the Group acquired property, plant and equipment with an aggregate cost of US$208.8 million (2003: US$317.7 million). Cash payments of US$207.5 million (2003: US$317.7 million) were made for these property, plant and equipment.

[6] Summary of Effect of Acquisition and Disposal of Subsidiaries and a Discontinued Operation on the Group's Cash Flows

	2004	2003
Net assets acquired:		
Property, plant and equipment	85,340	-
Intangible assets	36,655	-
Current assets	759	-
Current liabilities	(110,842)	-
Non-current liabilities	(24,399)	-
Net attributable liabilities acquired	(12,487)	-
Goodwill arising on consolidation	12,487	-
Cost of acquisition of a subsidiary	-*	-
Add: Cash of a subsidiary acquired	754	-
Net cash inflow on acquisition of a subsidiary, net of cash acquired	754	-

* Cost of acquisition was at a nominal price of S$1.

	2004	2003
Net assets disposed :		
Property, plant and equipment	49,307	858,175
Intangible assets	134	-
Other non-current assets	581	15,609
Current assets	18,174	55,964
Current liabilities	(8,567)	(76,634)
Non-current liabilities	(9,769)	(404,253)
Net attributable assets disposed	49,860	448,861
Less : Minority interest	(463)	(23,957)
Add : Foreign currency translation reserve	180	615
	49,577	425,519
Profit on disposal of a discontinued operation	-	133,902
Profit on disposal of subsidiaries	8,063	224
Net proceeds from disposal of subsidiaries and a discontinued operation	57,640	559,645
Less : Cash of subsidiaries and a discontinued operation disposed	(7,959)	(22,711)
Less : Cash receivable from buyers of a subsidiary and a discontinued operation	(2,432)	(4,591)
Net cash inflow on disposal of subsidiaries and a discontinued operation, net of cash disposed	47,249	532,343

1.(d)(i) Statement of Changes in Equity

	Share capital	Share premium	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
GROUP					
Balance at 27 December 2003	798,527	552,535	5,021	(52,015)	1,304,068
Currency translation differences	-	-	(159)	-	(159)
Net loss recognised directly in equity	-	-	(159)	-	(159)
Net profit for the financial year	-	-	-	942,707	942,707
Total (losses)/gains recognised for the financial year	-	-	(159)	942,707	942,548
Dividends	-	-	-	(84,863)	(84,863)
Issue of new ordinary shares	14,755	3,157	-	-	17,912
Balance at 31 December 2004	813,282	555,692	4,862	805,829	2,179,665
Balance at 28 December 2002	654,623	376,754	5,517	(480,841)	556,053
Currency translation differences	-	-	(496)	-	(496)
Net loss recognised directly in equity	-	-	(496)	-	(496)
Net profit for the financial year	-	-	-	428,826	428,826
Total (losses)/gains recognised for the financial year	-	-	(496)	428,826	428,330
Issue of new ordinary shares	143,904	180,046	-	-	323,950
Expenses of share issue	-	(4,265)	-	-	(4,265)
Balance at 26 December 2003	798,527	552,535	5,021	(52,015)	1,304,068

	Share capital	Share premium	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
COMPANY					
Balance at 27 December 2003	798,527	552,535	-	(474,200)	876,862
Net profit for the financial year [7]	-	-	-	798,327	798,327
Dividends	-	-	-	(84,863)	(84,863)
Issue of new ordinary shares	14,755	3,157	-	-	17,912
Balance at 31 December 2004	813,282	555,692	-	239,264	1,608,238
Balance at 28 December 2002	654,623	376,754	-	(576,674)	454,703
Net profit for the financial year [7]	-	-	-	102,474	102,474
Issue of new ordinary shares	143,904	180,046	-	-	323,950
Expenses of share issue	-	(4,265)	-	-	(4,265)
Balance at 26 December 2003	798,527	552,535	-	(474,200)	876,862

[7] Includes dividends received from subsidiaries amounting to US$710.2 million (2003: US$18.2 million).

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

As at 31 December 2004, the Company's issued and paid-up capital comprised 1,451,573,876 (26 December 2003: 1,426,468,029) ordinary shares of S$1.00 each.

During the financial year, the Company issued:
(a) 24,655,847 ordinary shares of par value S$1.00 each fully paid to participants of the NOL Share Option Plan ("SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.14 per share.
(b) 450,000 ordinary shares of par value S$1.00 each, to participants of the NOL Performance Share Plan ("PSP") whose performance shares were vested on 31 December 2004.

As at 31 December 2004, options to subscribe for 19,731,000 (26 December 2003: 44,747,157) ordinary shares remain outstanding under the SOP.

During the financial year, 17,745,000 share options were granted, 24,651,347 were exercised to take up unissued shares of the Company and 18,109,810 were cancelled. These include 15,419,530 options which had been cancelled due to option holders' acceptance of the Offer made by Lentor Investments Pte. Ltd. as disclosed in Q3 2004. As at 31 December 2004, there were 30,000 (26 December 2003: 34,500) options exercised but for which shares have yet to be allotted.

2. **Audit or Review of Figures**

The figures have not been audited nor reviewed by our auditors.

3. **Auditors' Report (including any qualifications or emphasis of matter)**

N.A.

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 26 December 2003.

5.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

As disclosed in Q2 2004, on 1 July 2004, the Council on Corporate Disclosure and Governance issued Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn.

These standards are to be applied to the accounting for business combinations for annual periods beginning on or after 1 July 2004. However, early adoption of these standards is permitted under certain circumstances, and must be applied prospectively from the same date.

The accounting treatment for business combinations, impairment of assets and intangible assets under FRS 103, revised FRS 36 and revised FRS 38 is now more in line with Generally Accepted Accounting Principles in the United States, which is the accounting framework for the Liner and Logistics businesses. Since it is generally considered good practice to adopt a new accounting standard once it is promulgated, and with the objective of ensuring a consistent accounting policy throughout the Group, NOL has elected to apply these three standards prospectively from the beginning of FY 2004.

The early adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in a change in the accounting treatment for goodwill. FRS 103 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised, instead, impairment is tested annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced FRS 22 Business Combinations required acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

The early adoption of FRS 103 resulted in an increase of US$18.6 million and US$5.2 million in the Group's net profit for FY 2004 and Q4 2004 respectively, arising from the cessation of goodwill amortisation.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

	US$'000	US$'000
GROUP		
Earnings per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue	**65.47 US cts**	**35.42 US cts**
b) On a fully diluted basis (detailing any adjustments made to the losses)	**65.44 US cts**	**35.29 US cts**

7. **Net Asset Value**

	Group			Company		
	US$'000 US$	US$'000 US$	Inc / (Dec) %	US$'000 US$	US$'000 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.50**	**0.91**	**64.84**	**1.11**	**0.61**	**81.97**

8. **Review of the Performance of the Group**

FY 2004 vs FY 2003

NOL Group recorded a 19% increase in revenue to US$6.54 billion (FY 2003: US$5.52 billion) and a net profit of US$942.7 million, a 120% improvement over FY 2003 (FY 2003: US$428.8 million). The improved performance came from both the Liner and Logistics businesses.

Gains from non-recurring items in 2004 amounted to US$138 million. Non-recurring items include an earnout following the sale of AET, adoption of FRS 103 and revised FRS 36, a goodwill impairment charge on the GATX business and a write-back of deferred tax liabilities, etc.

Q4 2004 vs Q4 2003

Revenue rose to US$1.98 billion, a 28% increase over Q4 2003 (Q4 2003: US$1.55 billion). This is due to higher revenues from the Liner and Logistics businesses.

The Group achieved a net profit of US$355.1 million, a 165% increase over Q4 2003 (Q4 2003: US$134.2 million), with improved performance mainly from the Liner business.

		FY 2004 US$'m	Q4 2004 US$'m	Q3 2004 US$'m	Q2 2004 US$'m	Q1 2004 US$'m
(a)	**Revenue**					
	Liner	5,305	1,626	1,276	1,172	1,231
	Logistics	1,167	345	271	263	288
	Others	157	43	26	33	55
	Elimination	(84)	(29)	(16)	(18)	(21)
	Total	**6,545**	**1,985**	**1,557**	**1,450**	**1,553**
(b)	**Core EBIT** [8]					
	Liner	892	279	246	190	177
	Logistics	24	5	11	5	3
	Others	5	-	-	7	(2)
	Total	**921**	**284**	**257**	**202**	**178**

		FY 2003 US$'m	Q4 2003 US$'m	Q3 2003 US$'m	Q2 2003 US$'m	Q1 2003 US$'m
(a)	**Revenue**					
	Liner	4,180	1,228	1,058	937	957
	Logistics	975	286	235	223	231
	Others	478	54	73	166	185
	Elimination	(110)	(21)	(24)	(34)	(31)
	Total	**5,523**	**1,547**	**1,342**	**1,292**	**1,342**
(b)	**Core EBIT** [8]					
	Liner	412	180	140	82	10
	Logistics	7	4	2	2	(1)
	Others	54	(3)	(5)	24	38
	Total	**473**	**181**	**137**	**108**	**47**

[8] Earnings before Interest, Tax and Exceptional Items.

(c) **Analysis by Business Units**

(c)(i) **Liner**

FY 2004 vs FY 2003

The Liner business had an excellent year.

Revenue increased by 27% to US$5.31 billion (FY 2003: US$4.18 billion) and Core EBIT to US$892 million, an improvement of 117% (FY 2003: US$412 million). Increased capacity with continued strong trade volumes, efficient asset utilisation, tight cost control and higher freight rates helped offset the adverse impact of higher bunker, ship charter and land operation costs.

Average freight rate for 2004 was US$2,713/FEU (FY 2003: US$2,512/FEU), an 8% improvement over 2003. Total volume carried was 1.79 million FEUS (FY 2003: 1.52 million FEUS), an increase of 18% over 2003.

Q4 2004 vs Q4 2003

Liner performance was stronger in Q4 2004 compared with Q4 2003. Strong volume and higher freight rates resulted in revenue in Q4 2004 of US$1.63 billion, an improvement of 32% over Q4 2003 (Q4 2003: US$1.23 billion). Core EBIT improved to US$279 million, 55% better than Q4 2003 (Q4 2003: US$180 million). This was achieved despite higher bunker prices, higher ship charter hire rates and higher land operation costs due to congestion throughout th transport infrastructure globally and the USA West Coast in particular.

APL Q4 RESULTS 2004 and 2003

Unaudited

	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Load Factors %					
Trans-Pacific East Bound	97%	95%	100%	100%	94%
Trans-Pacific West Bound	76%	71%	67%	78%	88%
Trans-Pacific Trade	**89%**	**85%**	**87%**	**92%**	**92%**
Latin America - North Bound	77%	77%	77%	76%	77%
Latin America - South Bound	84%	90%	89%	83%	75%
Latin America Trade	**80%**	**84%**	**83%**	**80%**	**76%**
Asia-Europe	99%	100%	102%	100%	99%
Europe-Asia	97%	96%	96%	101%	95%
Asia-Europe Trade	**98%**	**98%**	**99%**	**101%**	**97%**
Trans-Atlantic - East Bound	83%	86%	88%	85%	76%
Trans-Atlantic - West Bound	98%	98%	101%	101%	89%
Trans-Atlantic Trade	**90%**	**92%**	**95%**	**93%**	**83%**

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Load Factors %					
Trans-Pacific East Bound	94%	88%	95%	96%	98%
Trans-Pacific West Bound	76%	73%	63%	74%	99%
Trans-Pacific Trade	**87%**	**82%**	**82%**	**87%**	**98%**
Latin America - North Bound	64%	63%	65%	64%	67%
Latin America - South Bound	68%	78%	70%	61%	55%
Latin America Trade	**66%**	**71%**	**68%**	**63%**	**61%**
Asia-Europe	101%	99%	101%	102%	103%
Europe-Asia	94%	97%	94%	90%	95%
Asia-Europe Trade	**98%**	**98%**	**98%**	**96%**	**99%**
Trans-Atlantic - East Bound	76%	70%	81%	78%	74%
Trans-Atlantic - West Bound	100%	95%	104%	104%	98%
Trans-Atlantic Trade	**88%**	**82%**	**93%**	**91%**	**86%**

APL Q4 RESULTS 2004 and 2003 (Continued)
Unaudited

	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Volume (000s FEU)					
Americas					
Trans-Pacific	686	198	162	151	175
Latin America	137	37	31	33	36
	823	235	193	184	211
Europe					
Asia-Europe	346	105	80	75	86
Trans-Atlantic	114	35	27	26	26
	460	140	107	101	112
Asia/Middle East					
Intra-Asia	510	154	118	119	119
Total Volume	**1,793**	**529**	**418**	**404**	**442**
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	2,297	700	549	500	548
Latin America	393	115	90	90	98
	2,690	815	639	590	646
Europe					
Asia-Europe	748	229	171	166	182
Trans-Atlantic	264	82	60	61	61
	1,012	311	231	227	243
Asia/Middle East					
Intra-Asia	711	221	160	165	165
Total Operating Expenses	**4,413**	**1,347**	**1,030**	**982**	**1,054**
Analysis of Expenses (US$'m)					
Operating Cost	3,765	1,155	881	835	894
General and Administrative	428	130	98	96	104
Depreciation and Amortisation	220	62	51	50	57
Others [9]	-	-	-	1	(1)
Total Operating Expenses	**4,413**	**1,347**	**1,030**	**982**	**1,054**

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Volume (000s FEU)					
Americas					
Trans-Pacific	603	164	144	132	163
Latin America	119	33	30	27	29
	722	197	174	159	192
Europe					
Asia-Europe	300	83	71	68	78
Trans-Atlantic	101	25	25	24	27
	401	108	96	92	105
Asia/Middle East					
Intra-Asia	393	114	91	88	100
Total Volume	**1,516**	**419**	**361**	**339**	**397**
Operating Expenses (US$'m)					
Americas					
Trans-Pacific	1,966	532	486	446	502
Latin America	361	103	90	80	88
	2,327	635	576	526	590
Europe					
Asia-Europe	653	185	158	150	160
Trans-Atlantic	222	62	52	49	59
	875	247	210	199	219
Asia/Middle East					
Intra-Asia	566	166	132	130	138
Total Operating Expenses	**3,768**	**1,048**	**918**	**855**	**947**
Analysis of Expenses (US$'m)					
Operating Cost	3,162	878	758	723	803
General and Administrative	401	114	113	85	89
Depreciation and Amortisation	201	56	46	46	53
Others [9]	4	-	1	1	2
Total Operating Expenses	**3,768**	**1,048**	**918**	**855**	**947**

[9] Others consists of minority interest and share of results of associated companies and joint ventures.

(c)(ii) Logistics

FY 2004 vs FY 2003

Revenue increased by 20% to US$1.17 billion (FY 2003: US$975 million) and Core EBIT improved by US$17 million to US$24 million (FY 2003: US$7 million). The main contributors were the strong performance and higher volumes from the warehousing operations, transportation management and Vascor Joint Venture.

Q4 2004 vs Q4 2003

Logistics achieved a 21% increase in revenue from US$286 million in Q4 2003 to US$345 million in Q4 2004. Core EBIT also showed an improvement of US$1 million to US$5 million in Q4 2004 (Q4 2003: US$4 million). All regions experienced strong growth in revenue, particularly the Americas region. In the Americas, the growth came primarily from the warehousing operations, transportation management and Vascor Joint Venture. In Europe and Asia, forwarding operations and consolidation business were the key contributors to the increase in revenue respectively. The improvement in Core EBIT was contributed mainly by Contract Logistics Services.

APLL Q4 RESULTS 2004 and 2003
Unaudited
US$ millions

	FY 2004	Q4 2004	Q3 2004	Q2 2004	Q1 2004
BY REGION					
Revenue					
Americas	830	245	185	193	207
Europe	153	45	37	31	40
Asia & Middle East	184	55	49	39	41
Total Revenue	**1,167**	**345**	**271**	**263**	**288**
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	831	244	184	194	209
International Services	336	101	87	69	79
Total Revenue	**1,167**	**345**	**271**	**263**	**288**
Operating Expenses					
Contract Logistics Services	824	241	182	193	208
International Services	319	99	78	65	77
Total Operating Expenses	**1,143**	**340**	**260**	**258**	**285**
Core EBIT [10]					
Contract Logistics Services	7	3	2	1	1
International Services	17	2	9	4	2
Total Core EBIT	**24**	**5**	**11**	**5**	**3**
Analysis of Expenses					
Operating Cost	952	281	217	216	238
General and Administrative	167	55	36	37	39
Depreciation and Amortisation	24	6	6	5	7
Others [11]	-	(2)	1	-	1
Total Operating Expenses	**1,143**	**340**	**260**	**258**	**285**

[10] Earnings before Interest, Tax and Exceptional Items.

[11] Others consists of minority interest and share of results of associated companies and joint ventures.

APLL Q4 RESULTS 2004 and 2003 (Continued)
Unaudited
US$ millions

	FY 2003	Q4 2003	Q3 2003	Q2 2003	Q1 2003
BY REGION					
Revenue					
Americas	696	196	166	160	174
Europe	120	41	26	31	22
Asia & Middle East	159	49	43	32	35
Total Revenue	975	286	235	223	231
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	711	202	170	164	175
International Services	264	84	65	59	56
Total Revenue	975	286	235	223	231
Operating Expenses					
Contract Logistics Services	722	203	173	166	180
International Services	246	79	60	55	52
Total Operating Expenses	968	282	233	221	232
Core EBIT [10]					
Contract Logistics Services	(11)	(1)	(3)	(2)	(5)
International Services	18	5	5	4	4
Total Core EBIT	7	4	2	2	(1)
Analysis of Expenses					
Operating Cost	791	239	186	179	187
General and Administrative	145	34	39	36	36
Depreciation and Amortisation	29	8	7	6	8
Others [11]	3	1	1	-	1
Total Operating Expenses	968	282	233	221	232

[10] Earnings before Interest, Tax and Exceptional Items.

[11] Others consists of minority interest and share of results of associated companies and joint ventures.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Group
With the positive business environment and our continued focus on yield management and cost containment, the performance of the Group is expected to be strong in 2005, barring any unforeseen circumstances.

Liner
We expect the Liner business to perform strongly in 2005, barring a slowdown in demand for container shipping. Congestion at terminals and in inland transportation operations may increase costs and reduce effective supply for the industry, but expected sustained trade growth is likely to see increased volumes shipped, and high utilisation rates of ships and containers. We will continue our efforts to mitigate against cost increases in expected higher bunker costs, charter hires and other operating costs, by focusing on efficient utilisation of assets and other initiatives to save costs.

Logistics
The turnaround in Logistics' profitability in 2004 was a result of the productivity and operational improvements initiated at the end of 2003 and during 2004. Logistics expects to build on this improving profit trend in 2005.

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

Directors are pleased to recommend a final tax exempt dividend of 14.69 Singapore cents per share and a special tax exempt dividend of 21.69 Singapore cents per share, in respect of the financial year ended 31 December 2004 for approval by shareholders at the Annual General Meeting to be convened on 26 April 2005.

The recommended final and special dividends have not been provided for in this financial information and will be accounted for in the shareholders' equity as an appropriation of FY 2004 profits after tax in the financial information for the year ending 30 December 2005.

Name of dividend	Interim	Final	Special
Dividend Type	Cash	Cash	Cash
Dividend Amount per share	8.75 Singapore cents	14.69 Singapore cents	21.69 Singapore cents
Dividend Rate	8.75% (7.00% net of tax)	14.69%	21.69%
Par value of Shares	S$1.00	S$1.00	S$1.00
Tax Rate	20%	Tax Exempt	Tax Exempt
Payment Date	30 August 2004	25 May 2005	25 May 2005

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	Final
Dividend Type	Cash
Dividend Amount per share	3.85 Singapore cents
Dividend Rate	3.85%
Par value of Shares	S$1.00
Tax Rate	20%

11.(c) Date payable

The recommended final tax exempt dividend of 14.69 Singapore cents per share and special tax exempt dividend of 21.69 Singapore cents per share, if approved at the Annual General Meeting to be held on 26 April 2005, will be paid on 25 May 2005.

11.(d) Books closure date

Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 3 May 2005 will be registered before entitlements to the dividends are determined. The Register of Transfer and the Register of Members of the Company will be closed on 4 May 2005 for payment of dividends.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

12. **Segment Information**
Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner - Global container transportation operations. It offers container shipping services in major trade lanes such as Trans-Pacific, Intra-Asia, Trans-Atlantic, Latin America and Asia-Europe.

2. Logistics - Integrated management of all activities related to the supply chain. It comprises all of the supply chain processes that plan, implement and control the effective flow and storage of goods, services and information from the origin to the point of consumption.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax credit or expense, interest expense and interest income.

Segment assets comprise primarily of property, plant and equipment, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding those acquired through business combinations.

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
2004					
Revenues					
External sales	5,284,273	1,167,119	93,364	-	6,544,756
Inter-segment sales	20,974	128	63,590	(84,692)	-
Total revenue	5,305,247	1,167,247	156,954	(84,692)	6,544,756
Segment result	895,090	(19,648)	67,666	-	943,108
Interest expense					(87,096)
Interest income					12,799
Share of results of associated companies before tax	-	-	609	-	609
Share of results of joint ventures before tax	-	1,284	3,110	-	4,394
Profit before tax					873,814
Income tax credit					72,545
Group profit after tax					946,359
Minority interest	(1,375)	(1,730)	(547)	-	(3,652)
Group profit for the year					942,707
Segment assets	3,052,857	370,703	1,083,362	(785,202)	3,721,720
Associated companies	20	-	-	-	20
Joint ventures	-	12,218	6,188	-	18,406
Unallocated assets					628,796
Consolidated total assets					4,368,942
Segment liabilities	1,506,673	385,329	83,141	(785,202)	1,189,941
Unallocated liabilities					984,655
Consolidated total liabilities					2,174,596
Capital expenditures					
- property, plant & equipment	190,402	8,541	9,823	-	208,766
- intangible assets	278	2,001	12	-	2,291
Depreciation	208,876	9,106	13,580	-	231,562
Amortisation	3,821	4,449	374	-	8,644
Net provision for/(write-back of) impairment	421	54,504	(8,719)	-	46,206
Other non-cash expenses	(9,854)	554	12,232	-	2,932

12. Segment Information (Continued)

Primary Segment Reporting By Business Segments (Continued)

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
2003					
Revenues					
External sales	4,164,848	975,348	382,387	-	5,522,583
Inter-segment sales	14,987	91	95,676	(110,754)	-
Total revenue	4,179,835	975,439	478,063	(110,754)	5,522,583
Segment result	416,102	4,022	143,594	-	563,718
Interest expense					(115,744)
Interest income					8,469
Share of results of associated companies before tax	32	-	145	-	177
Share of results of joint ventures before tax	-	-	103	-	103
Profit before tax					456,723
Income tax expense					(22,484)
Group profit after tax					434,239
Minority interest	(1,640)	(2,590)	(1,183)	-	(5,413)
Group profit for the year					428,826
Segment assets	3,036,572	398,341	402,753	(263,180)	3,574,486
Associated companies	20	-	24	-	44
Joint ventures	-	-	1,503	-	1,503
Unallocated assets					487,704
Consolidated total assets					4,063,737
Segment liabilities	848,117	363,258	235,251	(263,180)	1,183,446
Unallocated liabilities					1,565,023
Consolidated total liabilities					2,748,469
Capital expenditures					
- property, plant & equipment	133,196	6,231	178,259	-	317,686
- intangible assets	2,338	1,557	53	-	3,948
Depreciation	192,923	12,147	51,446	-	256,516
Amortisation	8,469	16,338	10,558	-	35,365
Net provision for impairment	-	265	52,398	-	52,663
Other non-cash expenses	12,580	7,892	14,246	-	34,718

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Trans-Atlantic
Americas	Trans-Pacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were billed and significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 "Segment Reporting". These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

12. Segment Information (Continued)
Secondary Segment Reporting By Geographical Segments (Continued)

	Sales			Total Assets		
	2004 US$'000	2003 US$'000	% Increase/ (Decrease)	2004 US$'000	2003 US$'000	% Increase/ (Decrease)
Asia/Middle East	1,215,555	927,866	31	686,396	898,199	(24)
Europe	1,363,498	1,213,924	12	191,574	150,421	27
Americas	3,965,703	3,380,793	17	1,493,398	983,095	52
Subtotal	6,544,756	5,522,583		2,371,368	2,031,715	
Vessels	-	-	0	1,613,763	1,746,480	(8)
Containers	-	-	0	357,209	252,981	41
Drydocking costs	-	-	0	26,602	32,561	(18)
Total	6,544,756	5,522,583		4,368,942	4,063,737	

	Capital Expenditure - Fixed Assets [13]			Capital Expenditure - Intangible Assets		
	2004 US$'000	2003 US$'000	% Increase/ (Decrease)	2004 US$'000	2003 US$'000	% Increase/ (Decrease)
Asia/Middle East	14,588	4,804	204	111	53	109
Europe	1,076	488	120	9	148	(94)
Americas	16,467	21,591	(24)	2,171	3,747	(42)
Subtotal	32,131	26,883		2,291	3,948	
Vessels [12]	6,373	218,918	(97)	-	-	0
Containers	158,538	41,606	281	-	-	0
Drydocking costs	11,724	30,279	(61)	-	-	0
Total	208,766	317,686		2,291	3,948	

[12] The breakdown of capital expenditure incurred on vessels was as follows:

	2004 US$'m	2003 US$'m	Inc/(Dec) %
i) Containerships	5	56	(91)
ii) Tankers	1	163	(99)
	6	219	

[13] The capital expenditure incurred on IT equipment and software for 2004 was US$13 million (2003 : US$9 million).

13. Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to Note 8 for an analysis by business units.

14.(a) Breakdown of sales as follows :-

	Group		
	2004 US$'000	2003 US$'000	% Increase/ (Decrease)
Sales reported for the first half year	3,003,013	2,634,367	14
Operating gains after tax before deducting minority interest reported for first half year	357,688	91,784	290
Sales reported for the second half year	3,541,743	2,888,216	23
Operating gains after tax before deducting minority interest reported for second half year	588,671	342,455	72

14.(b) **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2004 US$'000	2003 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	-	450
PSA Corporation Limited and its associates	91,904	68,656
SembCorp Marine Ltd and its associates	1,686	4,130
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	3,752	3,637

Aggregate value of all transactions during the financial year under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	2004 US$'000	2003 US$'000
Transactions for the Sale of Goods and Services		
CWT Distribution Limited and its associates	1,511	3,083
Keppel Telecommunications & Transportation Limited and its associates	1,498	1,299
PSA Corporation Limited and its associates	881	389
SembCorp Industries Limited and its associates	100	462
SembCorp Marine Ltd and its associates [14]	2,363	3,672
Transactions for the Purchase of Goods and Services		
CapitaLand Limited and its associates	114	106
Keppel Telecommunications & Transportation Limited and its associates	668	920
Pacific Internet Limited and its associates [15]	119	235
PSA Corporation Limited and its associates	5,638	4,229
Singapore Petroleum Company Limited and its associates	18,870	21,462
Treasury Transactions		
SembCorp Marine Ltd and its associates [16]	32,128	-

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[14] Amount includes the sale of a leasehold property together with assets thereon by OCWS Logistics Pte Ltd, a wholly-owned subsidiary of NOL, to Jurong Clavon Pte Ltd, pursuant to a Sale and Purchase Agreement entered into on 28 December 2004. Completion of the transaction is expected to take place in Q1 2005.

[15] Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.

[16] Purchase of all the Fixed Rate Junior Mortgage-Backed Bonds Due 2009 issued by Chenab Investments Ltd from SembCorp Marine Ltd.

15. **A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous year as follows:-**

	2004 US$'000	2003 US$'000
Ordinary	380,448	26,318
Preference	-	-
Total	380,448	26,318

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 14th February 2005

Press Release

SUBSTANTIAL PROFITS ACHIEVED IN 2004

Singapore, 14 February 2005: - Global transportation and logistics company, Neptune Orient Lines (NOL), today reported 2004 full year net profits of US$943 million, more than double the earnings generated in 2003.

Core Earnings Before Gross Interest Expense, Tax and Non-Recurring Items (EBIT) increased 95% to US$921 million. This strong profit growth far exceeded revenue growth of 19%, reflecting the benefits of continuing operational efficiency and cost controls.

The liner business had an excellent year, while logistics continued to improve on its performance.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	2004	2003	Change
Revenue (US$m)	6,545	5,523	19%
Core EBIT (US$m)	921	473	95%
Net profit before NRI (US$m)	805	335	140%
NRI (US$m)	138	94	47%
Net profits (US$m)	943	429	120%
EPS (US cts per share)	65.47	35.42	85%
Ending no. of shares (m)	1,452	1,426	2%
Net Gearing (x)	0.05	0.54	(91%)

NRI = Non-Recurring Items

Gains from non-recurring items in 2004 amounted to US$138 million. Non-recurring items include an earnout following the sale of American Eagle Tankers, adoption of Financial Reporting Standard (FRS) 103 and revised FRS 36, a goodwill impairment charge on the GATX business and a write-back of deferred tax liabilities.

NOL Chairman Mr Cheng Wai Keung said, "NOL registered a record level of profits in 2004, with strong operating performances from both the Liner and Logistics businesses. While the Group benefited from healthy global demand conditions, the strong results also reflect positive contributions by the management team in focusing on improving efficiency, asset utilisation and, most importantly, operating margins and hence, profits."

2004 OPERATING PERFORMANCE

Mr David Lim, Group President and CEO, said, "The Group's performance in 2004 reached new levels. Total Liner volumes in 2004 reached 1.79 million FEUs (forty-foot equivalent units), a historical high. Robust demand, coupled with strict cost controls in a rising cost environment, boosted Liner profits to an all-time high. Logistics, too, benefited from improved service offerings and a growing customer base."

Liner

APL, NOL's Liner business, achieved Core EBIT of US$892 million in 2004, representing a 117% increase over 2003.

Mr Ron Widdows, CEO for APL, said, "Liner volumes grew 18% in 2004, on the back of an increase in ship capacity of 15%. This is a result of successful strategies aimed at maximising asset utilisation under strong demand conditions. Other key contributors to our record level of profits include a healthy cargo mix and thus maximising yields, an 8% increase in average revenues per FEU, and continuing efforts to keep a tight lid on cost."

The Group introduced a total of eight new services in 2004. Notable new services include the SCX (South China Europe Express), an Asia-Europe service, that began in July and the PS5, an extra service for the peak season between Hong Kong/South China and the US West Coast (Seattle) started in August. The CMX (China Middle East Express) was introduced in October to provide a new direct service between North Asia and the Middle East. In November, APL launched SS2 (Singapore Subcontinent Express 2), a direct service between Singapore and Nhava Sheva to enhance the coverage of the Indian Subcontinent market. These contributed to the strength in volumes, especially in 4Q of 2004.

Increase in charter rates, on the back of strong charter demand, resulted in charter expenses for 2004 being US$24 million higher than a year ago.

Total cost savings of US$96 million were achieved in 2004. This is slightly less than the targeted US$100 million because of pressures from congestion and other infrastructural pressures on inland transportation systems. Cost savings efforts will continue in 2005 although the results will be somewhat less than 2004 due to congestion related pressures.

Overall Liner costs per unit fell 1% YoY in 2004.

Logistics

Strong demand by global customers, especially for International Services, boosted Logistics revenues 20% higher in 2004.

Core EBIT stood at US$24 million at the end of 2004, a more than three-fold increase over the US$7 million achieved in the previous year.

Mr Hans Hickler, CEO of APL Logistics, said, "Growth in International Services revenues, at 27% YoY in 2004, exceeded that of Contract Logistics, which grew 17% YoY. This is a result of an ongoing focus in this business to capitalise on the strong demand arising from

global outsourcing activities. Core EBIT and margins also showed a steady improvement throughout the year just past."

BALANCE SHEET AND CASH FLOWS

Mr Lim How Teck, Group Chief Financial Officer, said, "The Group's strong earnings and continuing healthy operating cash flows have further reduced net gearing from 0.54x at the end of 2003 to 0.05x at the end of 2004. Our cash balance has grown by 24% to US$675 million. Total borrowings, on the other hand, fell 37% to US$785 million."

The management of the Group's capital structure is a key priority and the Group will maintain an appropriate level of cash and debt from a long term perspective.

Capital expenditure totalled US$210 million in 2004 while for 2005, budgeted capital expenditure stands at US$433 million. New container equipment remains the Group's key investment.

FUEL AND CURRENCY EXPOSURES

Fuel costs in 2004 increased about US$100 million YoY, due to business expansion as well as higher fuel prices especially during the last quarter of 2004. The Group seeks to maintain a hedging policy of up to 50% of bunker fuel requirements, with the remaining 50% recoverable from customers through Bunker Adjustment Factor (BAF) provisions.

The Group's revenues and costs are largely denominated in US$. In 2004, the Group had a net foreign exchange exposure of about US$450 million in the major currencies of Euro, Japanese Yen and the Singapore Dollar, due to local operating costs.

DIVIDEND POLICY & FINAL DIVIDEND

NOL's dividend policy is to maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher. In keeping with this policy, NOL is proposing a final tax exempt dividend of 14.69 Singapore cents per share. This is in addition to the interim dividend of 7 Singapore cents per share net.

In view of the strong performance in 2004, the Group is also recommending a special tax exempt dividend of 21.69 Singapore cents per share. This brings the total dividends for 2004 to 43.38 Singapore cents, or 40% of the Group's reported net profits.

GROUP OUTLOOK FOR 2005

With the positive business environment and our continued focus on yield management and cost containment, the strong performance of the Group is expected to be strong in 2005, barring any unforeseen circumstances.

We expect the Liner business to perform strongly in 2005, barring a slowdown in demand for container shipping. Congestion at terminals and inland transportation operations may increase costs and reduce effective supply for the industry, but expected sustained trade growth is likely to see increased volumes shipped, and high utilisation rates of ships and containers. We will continue our efforts to mitigate against cost increases in expected higher bunker costs, charter hires and other operating costs, by focusing on efficient utilisation of assets and other initiatives to save costs.

The turnaround in Logistics' profitability in 2004 was a result of the productivity and operational improvements initiated at the end of 2003 and during 2004. Logistics expects to build on this improving profit trend in 2005.

LOOKING AHEAD

NOL's longer term strategy is to gradually build up broader capabilities around our core Liner and Logistics business to develop an integrated cargo transportation supply chain. This would better add value to global customers who are demanding more integrated supply chain solutions given continuing globalisation trends and, hence, more complex distribution and sourcing networks. Demand for such integrated door-to-door services is also expected to rise due to the difficulty of managing delivery schedules in the midst of growing congestion issues globally.

Our balance sheet has improved significantly over the past two years. This will support our longer term growth plans as well as tide us over any cyclical challenges within the core shipping business.

Media Enquiries:

Corporate Communications Department
Ms. Sarah Lockie
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
sarah_lockie@nol.com.sg

Investor Enquiries:

Investor Relations Department
Ms. Lim Siew Siew
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Logistics Web site: www.apllogistics.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	21-Feb-2005 18:20:27
Announcement No.	00061

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The details of the announcement start here ...

Announcement Title *	Announcement of Results for Year Ended 31 Dec 2004 (Revision)
Description	Further to the Company's announcement on Monday, 14 February 2005, of its Unaudited Financial Results for the Year Ended 31 December 2004, the Company wishes to inform that the headings of the columns in items (6) and (7), at page 8 of the announcement, is to be amended by deleting "US$'000" and replacing with "2004" and "2003".
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	05-Apr-2005 22:46:40
Announcement No.	00105

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The details of the announcement start here ...

Announcement Title *	NOL Board Members To Retire At AGM
Description	Attached is the announcement on the above.
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NOL Board Members To Retire At AGM

Singapore, 5 April 2005: - Neptune Orient Lines (NOL) today announced that three non-executive Board members will be retiring at the 2005 Annual General Meeting (AGM) on April 26.

They are Mr Lock Sai Hung, Mr Timothy J Rhein and Mr Gan Chee Yen. NOL had earlier announced the retirement of executive director and Group Chief Financial Officer Mr Lim How Teck from the end of June. Mr Lim also steps down as a director at the AGM.

NOL Chairman Mr Cheng Wai Keung said, "Lock Sai Hung joined the Board in mid-2002. He has extensive financial and business experience and has made a significant contribution to the organisation, first as a member of the Audit Committee and then from mid-2003 to April 2004 as the Audit Committee Chairman. He has also served on the Executive Resource and Compensation Committee since 2003.

"Tim Rhein has served as a director of NOL on two separate occasions: he was on the Board from 1998 to 2001 and then kindly consented to return to the Board in 2002 for a further three year term," Mr Cheng said.

Mr Cheng noted that Mr Rhein had also served as Director of APL Logistics since 2000 and was appointed its Chairman from June 2003 to the end of 2004. Mr Rhein has also served as Chairman of American President Lines since September 2001.

"With more than four decades in the shipping industry, Tim has been an invaluable expert resource for the Board and for the management of NOL to draw upon," Mr Cheng said.

Mr Gan Chee Yen joined the Board in October 2003. He has served on the Audit Committee since early 2004.

"With a long career in the finance arena, Chee Yen has contributed considerable experience and insights to NOL and its Board in his time with us," Mr Cheng said.

"On behalf of the Board, I would like to thank Mr Lock, Mr Rhein and Mr Gan for their contribution to NOL," Mr Cheng concluded.

Media inquiries
Sarah Lockie
+65 6371 5022
sarah_lockie@nol.com.sg

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First Quarter * Financial Statement And Dividend Announcement

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	13-May-2005 17:36:16
Announcement No.	00067

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For the Financial Period Ended *	08-04-2005

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the Quarter Ended 8 April 2005

1.(a)(i) Consolidated Income Statement

	Group		
	Q1 2005 US$'000	Q1 2004 US$'000	% Increase/ (Decrease)
Revenue	1,803,772	1,552,706	16
Cost of sales	(1,424,089)	(1,213,858)	17
Gross profit	379,683	338,848	12
Other operating income	17,260	16,321	6
Administrative expenses	(168,245)	(149,722)	12
Other operating expenses	(8,183)	(9,955)	(18)
Operating profit	220,515	195,492	13
Finance and investment income	7,621	2,466	209
Finance costs	(16,615)	(26,230)	(37)
Share of results of associated companies	(914)	(1,496)	(39)
Share of results of joint ventures	918	1,005	(9)
Profit before tax	211,525	171,237	24
Income tax expense	(14,112)	(1,475)	857
Net profit for the financial period	197,413	169,762	16
Attributable to:			
Equity holders of the Company	195,419	168,086	16
Minority interest	1,994	1,676	19
	197,413	169,762	16

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	Q1 2005 US$'000	Q1 2004 US$'000	% Increase/ (Decrease)
(A) Investment Income	2,032	-	N/M
(B) Other Income Including Interest Income [1]	21,516	16,941	27
(C) Interest on Borrowings	(12,385)	(24,623)	(50)
(D) Depreciation and Amortisation	(65,620)	(64,538)	2
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(853)	(3,353)	(75)
(F) Write-back of Provision for Impairment in Value of Investments	-	1,256	(100)
(G) Foreign Exchange Gain	1,093	2,610	(58)
(H) Adjustment for (Under)/Over Provision for Tax in Prior Years	(134)	8,342	N/M
(I) Profit on Sale of Investments and Property, Plant and Equipment [1]	10,819	9,075	19

[1] Included in items under 1.(a)(ii)(B) and 1.(a)(ii)(I) for Q1 2004 is the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") completed on 16 March 2004.

N/M : not meaningful

1.(b)(i) Balance Sheet [2]

	Group			Company		
	8 April 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)	8 April 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	933,143	674,527	38	5,349	2,597	106
Trade and other receivables	810,121	885,318	(8)	988,062	981,332	1
Inventories at cost	73,062	69,772	5	-	-	0
Derivative financial instruments	28,526	-	N/M	23	-	N/M
Other current assets	63,587	53,088	20	9,215	9,216	(0)
Total current assets	1,908,439	1,682,705	13	1,002,649	993,145	1
Non-current Assets						
Investments in subsidiaries	-	-	0	931,720	931,720	0
Investments in associated companies	20	20	0	37	37	0
Investments in joint ventures	19,324	18,406	5	-	-	0
Long term investments	28,449	20,550	38	13,589	5,742	137
Property, plant and equipment	2,262,912	2,318,118	(2)	52,395	53,289	(2)
Deferred charges	1,556	1,407	11	251	268	(6)
Intangible assets	25,766	27,822	(7)	7	37	(81)
Goodwill arising on consolidation	221,453	221,453	0	-	-	0
Deferred income tax assets	41,710	41,825	(0)	-	-	0
Derivative financial instruments	38,516	-	N/M	38,516	-	N/M
Other non-current assets	41,517	36,636	13	4,526	5,078	(11)
Total non-current assets	2,681,223	2,686,237	(0)	1,041,041	996,171	5
TOTAL ASSETS	4,589,662	4,368,942	5	2,043,690	1,989,316	3
Current Liabilities						
Trade and other payables	715,419	758,881	(6)	33,695	29,836	13
Current income tax liabilities	29,985	30,317	(1)	13,640	13,640	0
Borrowings	285,210	40,260	608	17,127	16,605	3
Provisions	33,449	35,589	(6)	1,560	1,560	0
Derivative financial instruments	14,340	-	N/M	10,884	-	N/M
Other current liabilities	187,966	186,198	1	-	-	0
Total current liabilities	1,266,369	1,051,245	20	76,906	61,641	25
Non-current Liabilities						
Borrowings	520,781	745,141	(30)	333,149	297,275	12
Provisions	119,985	118,462	1	11,895	11,895	0
Deferred income	18,980	20,025	(5)	-	-	0
Deferred income tax liabilities	168,376	168,937	(0)	10,269	10,267	0
Other non-current liabilities	70,797	70,786	0	-	-	0
Total non-current liabilities	898,919	1,123,351	(20)	355,313	319,437	11
TOTAL LIABILITIES	2,165,288	2,174,596	(0)	432,219	381,078	13
NET ASSETS	2,424,374	2,194,346	10	1,611,471	1,608,238	0
Equity						
Share capital	814,447	813,282	0	814,447	813,282	0
Share premium	556,586	555,692	0	556,586	555,692	0
Foreign currency translation reserve	4,229	4,862	(13)	-	-	0
Retained earnings	1,005,898	805,829	25	239,387	239,264	0
Share-based compensation reserve	4,331	-	N/M	4,331	-	N/M
Hedging and fair value reserves	22,088	-	N/M	(3,280)	-	N/M
Equity attributable to equity holders of the Company	2,407,579	2,179,665	10	1,611,471	1,608,238	0
Minority interest	16,795	14,681	14	-	-	0
TOTAL EQUITY	2,424,374	2,194,346	10	1,611,471	1,608,238	0
Net current assets	642,070	631,460	2	925,743	931,504	(1)

[2] In accordance with the transitional provisions of FRS 39 (revised 2004) and FRS 102, there is no restatement of the balance sheet as at 31 December 2004 for the Group and the Company.

N/M : not meaningful

1.(b)(ii) Borrowings

The Group As at 8 April 2005	Secured bank loans [3]	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,365	1,043	277,802	285,210
Amount repayable on or before 8 April:				
2007	5,657	-	269	5,926
2008	5,964	333,149	158	339,271
2009	6,284	-	16	6,300
2010	6,637	-	8	6,645
Thereafter	70,376	92,258	5	162,639
	101,283	426,450	278,258	805,991

As at 31 December 2004	Secured bank loans [3]	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	14,296	1,069	24,895	40,260
Amount repayable in :				
2006	5,585	-	26,439	32,024
2007	5,890	-	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	-	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	110,595	390,480	284,326	785,401

[3] The loans are secured mainly on vessels.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 8 April 2005	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2005	323,499	38,063	58,506	21,432	49,741	491,241
Amount repayable in :						
2006	334,562	45,292	78,313	29,187	52,088	539,442
2007	236,281	37,542	68,362	26,622	35,667	404,474
2008	249,605	20,509	55,030	24,146	26,362	375,652
2009	229,984	12,199	50,479	10,417	22,423	325,502
Thereafter	845,738	514	854,449	20,669	42,562	1,763,922
	2,219,669	154,119	1,165,139	132,463	228,843	3,900,233

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	405,285	48,346	77,521	25,240	63,758	620,150
Amount repayable in :						
2006	284,267	40,757	78,905	25,099	50,430	479,458
2007	197,395	33,003	68,524	22,533	34,931	356,386
2008	184,011	15,958	55,184	20,055	27,744	302,952
2009	173,459	7,765	50,477	6,326	23,656	261,683
Thereafter	400,716	67	854,450	889	49,095	1,305,217
	1,645,133	145,896	1,185,061	100,142	249,614	3,325,846

The contingent rent component included under the above non-cancellable operating leases are as follows:

The Group

As at 8 April 2005	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2005	-	-	11,115	-	32	11,147
Amount repayable in :						
2006	-	-	14,820	-	16	14,836
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
2009	-	-	14,820	-	-	14,820
Thereafter	-	-	276,635	-	-	276,635
	-	-	347,030	-	48	347,078

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	-	-	14,820	-	17	14,837
Amount repayable in :						
2006	-	-	14,820	-	-	14,820
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
2009	-	-	14,820	-	-	14,820
Thereafter	-	-	276,635	-	-	276,635
	-	-	350,735	-	17	350,752

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c)(i) Consolidated Cash Flow Statement

	Group	
	Q1 2005 US$'000	Q1 2004 US$'000
Cash Flows from Operating Activities		
Profit before tax	211,525	171,237
Adjustments for :		
Amortisation of non-current assets and deferred income	1,189	2,033
Depreciation of property, plant and equipment	64,431	62,505
Fair value gains on derivative financial instruments	(834)	-
Fair value losses on long term borrowings	2,535	-
Fair value gains on other financial assets at fair value through profit and loss	(14)	-
Fair value losses on other financial assets at fair value through profit and loss	252	-
Interest expense	12,385	24,623
Interest income	(5,693)	(1,972)
Investment income	(2,032)	-
Net profit on disposal of property, plant and equipment	(10,819)	(378)
Share-based compensation costs	5,082	250
Net profit on disposal of subsidiaries	-	(8,365)
Net profit on acquisition of additional interest in a subsidiary	-	(446)
Net loss on disposal of long term investments	-	114
Net provision for/(write-back of) doubtful loans and non-trade debts to associated companies	445	(425)
Net (write-back of)/provision for doubtful loans receivable	(912)	18
Net provision for impairment in value of property, plant and equipment	-	4,597
Net write-back of provision for impairment in value of long term investments	-	(1,256)
Net provision for restructuring and termination costs	-	238
Net provision for/(write-back of) insurance, litigation and other claims	2,366	(593)
Net provision for drydocking costs	371	266
Net write-back of provision for onerous contracts - leased vessels	-	(1,109)
Share of results of associated companies	914	1,496
Share of results of joint ventures	(918)	(1,005)
Translation difference	127	(863)
Operating cash flow before working capital changes	280,400	251,165
Changes in operating assets and liabilities, net of effects from acquisition and disposal of subsidiaries :		
Receivables	60,469	(65,654)
Inventories	(3,290)	1,403
Payables	(51,053)	(17,005)
Net amount due to associated companies	(676)	(614)
Cash generated from operations	285,850	169,295
Interest paid	(7,197)	(26,449)
Interest received	5,311	1,896
Net income tax paid	(14,857)	(4,134)
Net cash inflow from operating activities	269,107	140,608
Cash Flows from Investing Activities		
Acquisition of additional interests in subsidiaries	-	(1,287)
Net proceeds from loans receivable	909	743
Investment income received	2,032	-
Additions in long term investments	(140)	(616)
Investment in joint ventures	-	(3,515)
Purchase of property, plant and equipment	(29,107)	(60,637)
Purchase of intangible assets	(585)	(462)
Proceeds from disposal of property, plant and equipment	29,747	1,578
Proceeds from disposal of long term investments	171	-
Proceeds (net of transaction costs) from disposal of subsidiaries, net of cash disposed [5]	-	45,824
Net cash inflow/(outflow) from investing activities	3,027	(18,372)
Cash Flows from Financing Activities		
Proceeds from borrowings	-	50,000
Dividends paid to minority interest	(151)	(133)
Capital contribution by minority interest	227	-
Proceeds from issue of new ordinary shares	2,059	4,365
Repayment of borrowings	(15,403)	(23,656)
Payment of costs incurred in connection with long term financing	(250)	-
Net cash (outflow)/inflow from financing activities	(13,518)	30,576
Net increase in cash and cash equivalents	258,616	152,812
Cash and cash equivalents at beginning of financial period	674,527	542,517
Cash and cash equivalents at end of financial period	933,143	695,329

1.(c)(i) Consolidated Cash Flow Statement (continued)

	Group	
	Q1 2005	Q1 2004
	US$'000	US$'000
[5] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows		
Net assets disposed :		
Property, plant and equipment	-	47,584
Intangible assets	-	12
Current assets	-	14,148
Current liabilities	-	(4,662)
Non-current liabilities	-	(9,769)
Net attributable assets disposed	-	47,313
Add : Foreign currency translation reserve	-	54
	-	47,367
Profit on disposal of subsidiaries	-	8,365
Net proceeds from disposal of subsidiaries	-	55,732
Less : Cash of subsidiaries disposed	-	(7,476)
Less : Cash receivable from buyer of a subsidiary	-	(2,432)
Net cash inflow on disposal of subsidiaries, net of cash disposed	-	45,824

1.(d)(i) Statement of Changes in Equity

	Attributable to equity holders of the Company							
GROUP	Share capital	Share premium	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Share-based compensation reserve	Hedging and fair value reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2004	813,282	555,692	4,862	805,829	-	-	14,681	2,194,346
Effect of first time adoption of FRS 39	-	-	-	4,650	-	16,167	-	20,817
Opening balance at 1 January 2005	813,282	555,692	4,862	810,479	-	16,167	14,681	2,215,163
Fair value losses, net of tax								
- available-for-sale financial assets	-	-	-	-	-	(17)	-	(17)
Cash flow hedges, net of tax	-	-	-	-	-	5,938	-	5,938
Dividends paid to minority interest	-	-	-	-	-	-	(151)	(151)
Capital contribution by minority interest	-	-	-	-	-	-	227	227
Currency translation differences	-	-	(633)	-	-	-	44	(589)
Net (losses)/gains recognised directly in equity	-	-	(633)	-	-	5,921	120	5,408
Net profit for the financial period	-	-	-	195,419	-	-	1,994	197,413
Total (losses)/gains recognised for the financial period	-	-	(633)	195,419	-	5,921	2,114	202,821
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	4,331	-	-	4,331
- proceeds from shares issued	1,165	894	-	-	-	-	-	2,059
Balance at 8 April 2005	814,447	556,586	4,229	1,005,898	4,331	22,088	16,795	2,424,374
Balance at 27 December 2003	798,527	552,535	5,021	(52,015)	-	-	11,200	1,315,268
Dividends paid to minority interest	-	-	-	-	-	-	(133)	(133)
Acquisition of additional interests in a subsidiary	-	-	-	-	-	-	(801)	(801)
Currency translation differences	-	-	(381)	-	-	-	(57)	(438)
Net losses recognised directly in equity	-	-	(381)	-	-	-	(991)	(1,372)
Net profit for the financial period	-	-	-	168,086	-	-	1,676	169,762
Total (losses)/gains recognised for the financial period	-	-	(381)	168,086	-	-	685	168,390
Issue of new ordinary shares	4,025	340	-	-	-	-	-	4,365
Balance at 2 April 2004	802,552	552,875	4,640	116,071	-	-	11,885	1,488,023

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital US$'000	Share premium US$'000	Retained earnings/ (accumulated losses) US$'000	Share-based compensation reserve US$'000	Hedging and fair value reserves US$'000	Total equity US$'000
Balance at 31 December 2004	813,282	555,692	239,264	-	-	1,608,238
Effect of first time adoption of FRS 39	-	-	7,496	-	1,987	9,483
Opening balance at 1 January 2005	813,282	555,692	246,760	-	1,987	1,617,721
Cash flow hedges, net of tax	-	-	-	-	(5,267)	(5,267)
Net loss recognised directly in equity	-	-	-	-	(5,267)	(5,267)
Net loss for the financial period	-	-	(7,373)	-	-	(7,373)
Total losses recognised for the financial period	-	-	(7,373)	-	(5,267)	(12,640)
Employee equity compensation schemes:						
- value of employee services	-	-	-	4,331	-	4,331
- proceeds from shares issued	1,165	894	-	-	-	2,059
Balance at 8 April 2005	814,447	556,586	239,387	4,331	(3,280)	1,611,471
Balance at 27 December 2003	798,527	552,535	(474,200)	-	-	876,862
Net profit for the financial period	-	-	186,528	-	-	186,528
Issue of new ordinary shares	4,025	340	-	-	-	4,365
Balance at 2 April 2004	802,552	552,875	(287,672)	-	-	1,067,755

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

As at 8 April 2005, the Company's issued and paid-up capital comprised 1,453,475,876 (31 December 2004: 1,451,573,876) ordinary shares of S$1.00 each.

During the 3 months ended 8 April 2005, the Company issued 1,902,000 ordinary shares of par value S$1.00 each fully paid to participants of the NOL Share Option Plan ("NOL SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.14 per share.

As at 8 April 2005, options to subscribe for 17,569,000 (31 December 2004: 19,731,000) ordinary shares remain outstanding under the NOL SOP.

During the 3 months ended 8 April 2005, 1,872,000 share options were exercised to take up unissued shares of the Company and 290,000 were cancelled. As at 8 April 2005, there were no (31 December 2004: 30,000) options exercised but for which shares have yet to be allotted.

2. Audit or Review of Figures

The figures have not been audited nor reviewed by our auditors.

3. Auditors' Report (including any qualifications or emphasis of matter)

N.A.

4. Accounting Policies

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004.

5.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

In 2005, the Group and the Company adopted the Financial Reporting Standards (FRS) below. The 2004 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement
FRS 102 Share-based Payment
FRS 104 Insurance Contracts
FRS 105 Non-current Assets Held for Sale and Discontinued Operations

The adoption of the above FRS did not have any significant financial impact on the Group and the Company except as discussed below:

(I) EFFECT OF CHANGES TO THE FINANCIAL STATEMENTS

	Group			Company		
	Increase/(Decrease) US$'000			Increase/(Decrease) US$'000		
Description of changes	**FRS 39 (revised 2004)** Note II (a)	**FRS 102** [6] Note II (b)	**Total**	**FRS 39 (revised 2004** Note II (a)	**FRS 102** [6] Note II (b)	**Total**
Balance Sheet items as at 8 April 2005						
Retained earnings	2,963	(4,058)	(1,095)	4,961	(811)	4,150
Share-based compensation reserve	-	4,331	4,331	-	4,331	4,331
Hedging and fair value reserves	22,088	-	22,088	(3,280)	-	(3,280)
Trade and other receivables	-	-	-	1,846	3,247	5,093
Derivative financial instruments (Current Assets)	28,526	-	28,526	23	-	23
Long term investments	8,186	-	8,186	8,017	-	8,017
Derivative financial instruments (Non-Current Assets)	38,516	-	38,516	38,516	-	38,516
Other non-current assets	37	-	37	37	-	37
Derivative financial instruments (Current Liabilities)	14,340	-	14,340	10,884	-	10,884
Borrowings (Non-Current Liabilities)	35,874	-	35,874	35,874	-	35,874
Income Statement items for period ended 8 April 2005						
Other operating income	14	-	14	-	-	-
Administrative expenses	-	4,058	4,058	-	811	811
Finance costs	1,701	-	1,701	2,535	-	2,535
Net profit for the financial period	(1,687)	(4,058)	(5,745)	(2,535)	(811)	(3,346)
Basic Earnings per ordinary share (in US cents)	(0.12)	(0.28)	(0.40)			
Diluted Earnings per ordinary share (in US cents)	(0.12)	(0.28)	(0.40)			

[6] The adoption of FRS 102 did not result in any impact on the income statement for performance shares awarded as previously, the Group and the Company recognised an expense in the income statement for awards under the Performance Share Plan, determined by reference to the fair value of the performance shares at the date of award.

(II) DESCRIPTION OF CHANGES

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement

FRS 39 (revised 2004) and FRS 32 (revised 2004) have affected:

(i) Classification and consequential accounting of financial assets and financial liabilities

FRS 39 (revised 2004) requires all financial assets and liabilities to be classified into appropriate categories at initial recognition. The classification depends on the purpose for which the financial assets or liabilities were acquired or incurred. The categories and the respective subsequent measurement rules are as follows:

Financial assets or financial liabilities at fair value through profit or loss

The Group's (a) equity investments that are acquired principally for the purpose of selling in the short term, (b) derivative contracts that do not qualify for hedge accounting, (c) embedded derivative that is not closely related to the host contract, are classified in this category. These items are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses directly recognised in profit or loss.

The Group does not have any financial liability that is incurred for trading purpose or designated at inception under this category.

Previously, the equity investments for which the Group intended to sell in the short term were stated at the lower of cost and market value on an aggregated portfolio basis, with changes in market value included in the income statement. Derivatives entered into for hedging purpose are accounted for in a manner consistent with the accounting treatment of the hedged items. Otherwise, any gains or losses on derivatives are recognised in the income statement on a cash settlement basis.

5.(a) (II) DESCRIPTION OF CHANGES (continued)

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement (continued)

(i) Classification and consequential accounting of financial assets and financial liabilities (continued)

Loans and receivables

These include the Group's trade and other receivables and cash and bank balances. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method, less impairment.

In the separate financial statement of the Company, loans to related parties are included in this category as well.

Previously, these items were stated at cost with accrued interest (if any), less provision for doubtful debts.

Available-for-sale financial assets

These include the Group's investments that are not classified in the two categories above, namely long-term equity investments. They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses other than impairment losses taken to equity. Impairment losses are taken to the income statement in the period it arises. For equity investments that are classified under this category, subsequent reversal on impairment loss is recognised in equity. On disposal, gains and losses previously taken to equity are included in the income statement.

Previously, such investments of the Group were stated at cost less provision for diminution in value that was other than temporary, which was charged to the income statement when it arose. Any reversal of the provision was also included in the income statement.

Other financial liabilities

These are financial liabilities that are not held for trading nor designated at inception as fair value through profit or loss. These include the Group's trade and other payables, bank borrowings and issued bonds. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method.

Previously, trade and other payables were stated at cost. Bank borrowings were stated at the proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the tenure of the borrowings.

(ii) Accounting for derivative financial instruments and hedging activities

FRS 39 (revised 2004) requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The resulting gain and loss can be matched with offsetting loss or gain of the hedged item or deferred if hedge accounting is applied. The Group designates certain derivatives as either (1) hedges of fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

FRS 39 (revised 2004) also sets out certain conditions under which hedge accounting can be applied. If the conditions are not met, hedge accounting cannot be applied and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

The following are the accounting treatments of the types of hedges entered into by the Group:

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss.

Previously, fair value gains or losses (exclusive of accrued interest or settled amount) arising from derivatives entered into for hedging purpose were not accounted for. The carrying amount of hedged item was not adjusted for change in fair value attributable to hedged risk.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

(1) Cross currency interest rate swap that is (a) fair value hedge for the interest rate risk; and (b) cash flow hedge for the currency risk arising from the Group's issued bond. The cross currency interest rate swap involves the exchange of principal and fixed interest receipt in the foreign currency in which the issued bond is denominated, for principal and floating interest payment in the Group's functional currency.

(2) Interest rate collars that are cash flow hedges for the Group's exposure to interest rate risk on its borrowings. The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate.

(3) Bunker swaps that are cash flow hedges for the Group's exposure to price volatility risk of forecasted bunker fuel consumption. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price.

(4) Foreign currency forward contracts that are cash flow hedges for the Group's exposure to foreign currency risks arising from forecast or committed expenses. Foreign currency fowards are agreements to buy or sell fixed amounts of foreign currency at agreed exchange rates to be settled in the future.

5.(a) **(II) DESCRIPTION OF CHANGES (continued)**

(b) FRS 102 Share-based Payment

FRS 102 has resulted in a change in the accounting policy for share-based payments.

(i) Equity-settled, share-based compensation plans

The NOL Share Option Plan and Performance Share Plan are considered as equity-settled, shared-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in equity for share options granted or performance shares awarded under these plans after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the share options/performance shares at the date of the grant/award and the number of share options/performance shares to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options/performance shares that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

NOL Share Option Plan

Previously, the provision of share options to employees did not result in any charge in the income statement. The Group and Company recognised an increase in share capital and share premium when the share options were exercised.

Performance Share Plan

Previously, the Group and the Company recognised an expense in the income statement with a corresponding increase in liability for performance shares awarded under this plan.

(ii) Cash-settled, share-based compensation plan

The Replacement Right Plan is considered as a cash-settled, shared-based compensation plan.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in liability for replacement rights awarded under this plan after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the replacement rights at the date of the award and the number of replacement rights to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to liability over the remaining vesting period. Until the settlement of the replacement rights, the fair value shall be remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement and a corresponding adjustment to liability for the period.

Previously, the same accounting treatment has been applied by the Group and the Company for replacement rights awarded under this plan.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

6.

	Q1 2005	Q1 2004
GROUP **Earnings per ordinary share after deducting any provision for preference dividends**		
a) Based on the weighted average number of ordinary shares on issue	**13.45 US cts**	**11.75 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**13.42 US cts**	**11.66 US cts**

7. **Net Asset Value**

	Group			Company		
	8 April 2005 US$	31 Dec 2004 US$	Inc / (Dec) %	8 April 2005 US$	31 Dec 2004 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.66**	**1.50**	**10.67**	**1.11**	**1.11**	**0.00**

8. **Review of the Performance of the Group**

NOL Group recorded a 16% increase in revenue to US$1.80 billion (Q1 2004: US$1.55 billion) and 16% increase in net profit to US$195.4 million (Q1 2004: US$168.1 million), with strong operating performances from both the Liner and Logistics businesses.

		Q1 2005 US$'m	Q1 2004 US$'m
(a)	**Revenue**		
	Liner	1,481	1,231
	Logistics	317	288
	Others	29	55
	Elimination	(23)	(21)
	Total	**1,804**	**1,553**
(b)	**Core EBIT [7]**		
	Liner	201	179
	Logistics	16	6
	Others	(1)	(3)
	Total	**216**	**182**

[7] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

(c) Analysis by Business Units

(c)(i) Liner

The Liner business performed better in Q1 2005 vs Q1 2004. Revenue for Q1 2005 was US$1.48 billion, a 20% improvement over Q1 2004. Q1 2005's Core EBIT rose to US$201 million from US$179 million for the same period last year.

The continuation of 2004 freight rates and the continued strong demand in all key trades contributed to the achievement of US$1.48 billion in revenue this quarter, a 20% improvement over Q1 2004. Average freight rates in Q1 2005 was US$2,732/FEU, a 7% increase over US$2,543/FEU in Q1 2004, resulting from rate improvement across all trade lanes, in particular the Trans-Pacific, Intra-Asia and Latin America trades.

Q1 2005 saw volume improvement of 13% to 499,137 FEUs, rising from 441,652 FEUs moved in Q1 2004. Intra-Asia trade, in particular, posted a 30% increase in volumes in Q1 2005 as compared with Q1 2004.

APL Q1 RESULTS 2005 and 2004
Unaudited

	Q1 2005	Q1 2004
Load Factors %		
Trans-Pacific East Bound	91%	94%
Trans-Pacific West Bound	79%	88%
Trans-Pacific Trade	**86%**	**92%**
Latin America - North Bound	83%	77%
Latin America - South Bound	75%	75%
Latin America Trade	**79%**	**76%**
Asia-Europe	98%	99%
Europe-Asia	94%	95%
Asia-Europe Trade	**96%**	**97%**
Trans-Atlantic - East Bound	94%	76%
Trans-Atlantic - West Bound	96%	89%
Trans-Atlantic Trade	**95%**	**83%**
Volume (000s FEU)		
Americas		
Trans-Pacific	177	175
Latin America	37	36
	214	211
Europe		
Asia-Europe	98	86
Trans-Atlantic	32	26
	130	112
Asia/Middle East		
Intra-Asia	155	119
Total Volume	**499**	**442**
Operating Expenses (US$'m)		
Americas		
Trans-Pacific	637	546
Latin America	111	98
	748	644
Europe		
Asia-Europe	223	182
Trans-Atlantic	82	61
	305	243
Asia/Middle East		
Intra-Asia	227	165
Total Operating Expenses	**1,280**	**1,052**
Analysis of Expenses (US$'m)		
Operating Cost	1,099	894
General and Administrative	122	104
Depreciation and Amortisation	59	55
Others [8]	-	(1)
Total Operating Expenses	**1,280**	**1,052**

[8] Others consists of minority interest and share of results of associated companies and joint ventures.

(c)(ii) Logistics

Logistics achieved a 10% increase in revenue from US$288 million in Q1 2004 to US$317 million in Q1 2005. Core EBIT also showed an improvement of US$10 million to US$16 million in Q1 2005 (Q1 2004: US$6 million). The Americas and Asia regions experienced strong growth in revenue. In Americas, growth came primarily from the warehousing operations and the Vascor automotive logistics joint venture. In Asia, the consolidation business was the key contributor to the increase in revenue. Both Contract Logistics Services and International Services contributed to the improvement in Core EBIT.

APLL Q1 RESULTS 2005 and 2004
Unaudited
US$ millions

	Q1 2005	Q1 2004
BY REGION		
Revenue		
Americas	225	207
Europe	41	40
Asia/Middle East	51	41
Total Revenue	**317**	**288**
BY BUSINESS SEGMENT		
Revenue		
Contract Logistics Services	219	206
International Services	98	82
Total Revenue	**317**	**288**
Operating Expenses		
Contract Logistics Services	213	203
International Services	88	79
Total Operating Expenses	**301**	**282**
Core EBIT [9]		
Contract Logistics Services	6	3
International Services	10	3
Total Core EBIT	**16**	**6**
Analysis of Expenses		
Operating Cost	256	238
General and Administrative	41	39
Depreciation and Amortisation	3	4
Others [10]	1	1
Total Operating Expenses	**301**	**282**

[9] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.
[10] Others consists of minority interest and share of results of associated companies and joint ventures.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

N.A

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.

Group
The business environment remains good. With our continued focus on yield management, cost containment and growing the Logistics business, the Group expects to achieve a strong performance in 2005, barring any unforeseen circumstances.

Liner
2005 is projected to be another year of strong performance, barring any unforseen circumstances. There continues to be concern over rising fuel costs and the impact of congestion throughout the transportation network, which includes the escalation of inland transport costs.

Logistics
APLL expects to improve its performance in FY 2005 through revenue growth and continued operational improvement.

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

Nil

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Nil

11.(c) Date payable

N.A.

11.(d) Books closure date

N.A.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**Q1 2005 US$'000**	**Q1 2004 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	3,765	-
PSA Corporation Limited and its associates	22,832	29,334
SembCorp Marine Ltd and its associates	-	951
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	1,265	933

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**Q1 2005 US$'000**	**Q1 2004 US$'000**
Transactions for the Sale of Goods and Services		
CWT Distribution Limited and its associates	-	506
Keppel Telecommunications & Transportation Limited and its associates	333	332
PSA Corporation Limited and its associates	339	130
SembCorp Industries Limited and its associates	139	-
SembCorp Marine Ltd and its associates	79	897
Transactions for the Purchase of Goods and Services		
Keppel Telecommunications & Transportation Limited and its associates	311	104
PSA Corporation Limited and its associates	1,821	1,555
Singapore Petroleum Company Limited and its associates	3,098	7,130

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 13th May 2005

Press Release

1Q RESULTS SHOW SUSTAINED PERFORMANCE

Singapore, 13 May 2005: - Global transportation and logistics company, Neptune Orient Lines (NOL), today reported net profits* of US$195 million for the first quarter (1Q), a 16% increase over the corresponding period last year.

Core Earnings Before Interest Expense, Tax and Non-Recurring Items (EBIT) in the 1Q was US$216 million, a 19% year-on-year (YoY) increase. This was achieved on revenue growth of 16%.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	1Q05	1Q04	Change
Revenue (US$m)	1,804	1,553	16%
Core EBIT (US$m)	216	182	19%
Net profit before NRI (US$m)*	189	157	20%
NRI (US$m)**	6	11	(45%)
Net profits (US$m)*	195	168	16%
EPS (US cts per share)	13.45	11.75	14%
Ending no. of shares (m)	1,453	1,433	1%

* Net profits refer to amounts attributable to equity holders ie shareholders, excluding minority interest;
** NRI = Non-Recurring Items

Continuing strong operating cash flows have reversed the Group's previous net debt levels at the end of 2004, to a net cash position at the end of 1Q05.

1Q05 OPERATING PERFORMANCE

Mr David Lim, Group President and CEO, said, "APL achieved better YoY results in 1Q because demand growth remains strong, but rising costs will continue to put pressure on margins. To cope with this demanding competitive environment, APL's strategy is to maintain excellent and reliable services for our customers, and to continue to carefully manage yield, costs and capacity utilisation to achieve healthy operating margins. As for our logistics operations, we continue to expand our business, and to improve operating margins. Our strong balance sheet continues to support our strategy to build competencies in end-to-end solutions."

Liner

APL, NOL's Liner business, reported a 12% YoY increase in Core EBIT to US$201 million in 1Q.

Total volumes shipped in 1Q05 totalled 499,137 FEUs (forty-foot equivalent units), 13% more than the corresponding period last year.

Mr Ron Widdows, APL CEO, said, "Volume growth was boosted by the introduction of several new services in the second half of 2004, which resulted in a YoY capacity increase of 14%. The Intra-Asia market remained one of the strongest drivers with a 30% YoY increase. We are steadily adding capacity to increase volumes and continue to focus on making the most of our network to optimise our capacity and maximise yields. In the 1Q, this resulted in an increase in average revenues per FEU of 7% compared with the same period last year."

Cost pressures continue to rise, especially on inland transportation services in the US as well as fuel and charter hire. Overall Liner costs per unit increased 7% in the 1Q.

Charter rates are higher due to a buoyant charter market. Additional charter expenses were $9 million more than the 1Q last year, and are expected to be $37 million higher for the full year. (See over for fuel cost impact.)

Cost saving efforts yielded total savings of $11 million in the 1Q. These efforts will continue through the rest of the year to help mitigate rising cost pressures.

Logistics

APL Logistics'1Q revenues were up 10% YoY, with increased contributions from both the Contract Logistics and International Services units.

Logistics achieved a Core EBIT of US$16 million, a 167% increase on the US$6 million recorded at the end of 1Q last year.

Mr David Lim said, "The financial performance of the Logistics business has been steadily improving over the past two years. The strong performance in the 1Q was a result of increased demand from existing customers and contributions from new customers, coupled with an improved customer and product mix. Our focus has been on improving our competencies and developing customised engineered solutions for key customers who are taking advantage of our end-to-end solutions."

BALANCE SHEET AND CASH FLOWS

The Group achieved a net cash balance at the end of the 1Q. Total cash and cash equivalents now total US$933 million, exceeding total borrowings of $806 million at the end of the 1Q.

Capital expenditure in the 1Q was US$30 million. For the full year, total capital expenditure is budgeted at US$437 million, the bulk of which is planned for new container equipment.

FUEL AND CURRENCY EXPOSURES

Higher fuel prices as well as overall business expansion led to higher fuel costs in the 1Q. Bunker expenses were US$29 million higher than the corresponding period last year. 50% of the Group's fuel exposures are recoverable from customers through Bunker Adjustment Factor (BAF) provisions. Of the balance, we have hedged about a third.

The Group's revenues and costs are largely denominated in US$. The Group's net foreign exchange exposure for the year is estimated to be about US$500 million in the major currencies of Euro, Japanese Yen and the Singapore Dollar, due to local operating costs. As at end 1Q05, we have hedged 75%.

GROUP OUTLOOK FOR 2005

The business environment remains good. With our continued focus on yield management, cost containment and growing the Logistics business, the Group expects to achieve a strong performance in 2005, barring any unforeseen circumstances.

Note to editors:

Click <u>here</u> for the Corporate Presentation and Financial Statements.

Media Enquiries:

Corporate Communications Department
Ms. Sarah Lockie
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
sarah_lockie@nol.com.sg

Investor Enquiries:

Investor Relations Department
Ms. Lim Siew Siew
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Logistics Web site: www.apllogistics.com

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Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee & Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	11-Aug-2005 18:10:16
Announcement No.	00121

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	01-07-2005

Attachments:

- NOL_Q2_2005.pdf
- NOL_Q2_2005_Press_Release.pdf

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NOL

NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 2nd Quarter Ended 1 July 2005

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2005 US$'000	YTD 2004 US$'000	% Increase/ (Decrease)	Q2 2005 US$'000	Q2 2004 US$'000	% Increase/ (Decrease)
Revenue	3,493,006	3,003,013	16	1,689,234	1,450,307	16
Cost of sales	(2,726,687)	(2,317,681)	18	(1,302,598)	(1,103,823)	18
Gross profit	766,319	685,332	12	386,636	346,484	12
Other operating income	33,087	23,637	40	15,827	7,316	116
Administrative expenses	(336,170)	(280,092)	20	(167,925)	(130,370)	29
Other operating expenses	(25,220)	(19,062)	32	(17,037)	(9,107)	87
Operating profit	438,016	409,815	7	217,501	214,323	1
Finance and investment income	13,216	4,067	225	5,595	1,601	249
Finance costs	(30,092)	(49,073)	(39)	(13,477)	(22,843)	(41)
Share of results of associated companies	(1,097)	(1,840)	(40)	(183)	(344)	(47)
Share of results of joint ventures	2,510	2,363	6	1,592	1,358	17
Profit before tax	422,553	365,332	16	211,028	194,095	9
Income tax expense	(26,861)	(7,644)	251	(12,749)	(6,169)	107
Net profit for the financial period	395,692	357,688	11	198,279	187,926	6
Attributable to:						
Equity holders of the Company	391,711	354,064	11	196,292	185,978	6
Minority interest	3,981	3,624	10	1,987	1,948	2
	395,692	357,588	11	198,279	187,926	6

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2005 US$'000	YTD 2004 US$'000	% Increase/ (Decrease)	Q2 2005 US$'000	Q2 2004 US$'000	% Increase/ (Decrease)
(A) Investment income	2,032	-	N/M	-	-	0
(B) Other income including interest income [1]	41,440	24,975	66	19,924	8,034	148
(C) Interest on Borrowings	(22,750)	(45,970)	(51)	(10,365)	(21,347)	(51)
(D) Depreciation and Amortisation	(120,607)	(118,267)	2	(54,987)	(53,729)	2
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(5,077)	(5,853)	(13)	(4,224)	(2,500)	69
(F) Write-back of Provision for Impairment in Value of Investments	403	1,256	(68)	403	-	N/M
(G) Foreign Exchange (Loss)/Gain	(9,107)	1,126	N/M	(10,200)	(1,484)	587
(H) Adjustment for (Under)/Over Provision for Tax in Prior Years	(176)	12,761	N/M	(42)	4,419	N/M
(I) Profit on Sale of Investments and Property, Plant and Equipment [1]	20,616	9,806	110	9,797	731	1,240

[1] Items under 1.(a)(ii)(I) are included as part of 1.(a)(ii)(B), in particular the gain on sale of Lorenzo Shipping Corporation in Q2 2005 and the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") in Q1 2004.

N/M : not meaningful
YTD : Year to Date

1.(b)(i) Balance Sheet [2]

	Group			Company		
	1 July 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)	1 July 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	540,769	674,527	(20)	6,664	2,597	157
Trade and other receivables	843,646	885,318	(5)	1,185,236	981,332	21
Inventories at cost	90,698	69,772	30	-	-	0
Derivative financial instruments	20,374	-	N/M	-	-	0
Other current assets	71,029	53,088	34	9,159	9,216	(1)
Total current assets	1,566,516	1,682,705	(7)	1,201,059	993,145	21
Non-current Assets						
Investments in subsidiaries	-	-	0	932,293	931,720	0
Investments in associated companies	20	20	0	23	37	(38)
Investments in joint ventures	20,916	18,406	14	-	-	0
Long term investments	28,985	20,550	41	13,589	5,742	137
Property, plant and equipment	2,229,211	2,318,118	(4)	51,619	53,289	(3)
Deferred charges	1,445	1,407	3	235	268	(12)
Intangible assets	24,396	27,822	(12)	-	37	(100)
Goodwill arising on consolidation	221,453	221,453	0	-	-	0
Deferred income tax assets	41,181	41,825	(2)	-	-	0
Derivative financial instruments	34,086	-	N/M	34,086	-	N/M
Other non-current assets	44,039	36,636	20	4,361	5,078	(14)
Total non-current assets	2,645,732	2,686,237	(2)	1,036,206	996,171	4
TOTAL ASSETS	4,212,248	4,368,942	(4)	2,237,265	1,989,316	12
Current Liabilities						
Trade and other payables	762,323	758,881	0	51,434	29,836	72
Current income tax liabilities	27,331	30,317	(10)	13,331	13,640	(2)
Borrowings	6,875	40,260	(83)	18,922	16,605	14
Provisions	33,356	35,589	(6)	1,560	1,560	0
Derivative financial instruments	16,283	-	N/M	3,737	-	N/M
Other current liabilities	194,258	186,198	4	-	-	0
Total current liabilities	1,040,426	1,051,245	(1)	88,984	61,641	44
Non-current Liabilities						
Borrowings	511,963	745,141	(31)	325,690	297,275	10
Provisions	114,227	118,462	(4)	5,222	11,895	(56)
Deferred income	17,736	20,025	(11)	-	-	0
Deferred income tax liabilities	166,840	168,937	(1)	10,309	10,267	0
Other non-current liabilities	68,624	70,786	(3)	-	-	0
Total non-current liabilities	879,390	1,123,351	(22)	341,221	319,437	7
TOTAL LIABILITIES	1,919,816	2,174,596	(12)	430,205	381,078	13
NET ASSETS	2,292,432	2,194,346	4	1,807,060	1,608,238	12
Equity						
Share capital	814,447	813,282	0	814,447	813,282	0
Share premium	556,586	555,692	0	556,586	555,692	0
Treasury shares [3]	(1,171)	-	N/M	-	-	0
Foreign currency translation reserve	2,493	4,862	(49)	-	-	0
Retained earnings	881,234	805,829	9	424,210	239,264	77
Share-based compensation reserve	8,013	-	N/M	8,013	-	N/M
Hedging and fair value reserves	12,485	-	N/M	3,804	-	N/M
Equity attributable to equity holders of the Company	2,274,087	2,179,665	4	1,807,060	1,608,238	12
Minority interest	18,345	14,681	25	-	-	0
TOTAL EQUITY	2,292,432	2,194,346	4	1,807,060	1,608,238	12
Net current assets	526,090	631,460	(17)	1,112,075	931,504	19

[2] In accordance with the transitional provisions of FRS 39 (revised 2004) and FRS 102, there is no restatement of the balance sheet as at 31 December 2004 for the Group and the Company.

[3] "Treasury Shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "Treasury Shares" under the Companies (Amendment) Act 2005.

N/M : not meaningful

1.(b)(ii) Borrowings

The Group

As at 1 July 2005	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,438	997	440	6,875
Amount repayable on or before 1 July :				
2007	5,735	-	107	5,842
2008	6,039	325,690	108	331,837
2009	6,376	-	143	6,519
2010	6,728	-	8	6,736
Thereafter	68,659	92,365	5	161,029
	98,975	419,052	811	518,838

As at 31 December 2004	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	14,296	1,069	24,895	40,260
Amount repayable in :				
2006	5,585	-	26,439	32,024
2007	5,890	-	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	-	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	110,595	390,480	284,326	785,401

[4] The loans are secured mainly on vessels.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 1 July 2005	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2005	231,398	25,397	39,000	16,051	33,157	345,003
Amount repayable in :						
2006	372,525	45,271	78,020	31,961	54,252	582,029
2007	278,235	37,524	68,231	29,395	37,165	450,550
2008	291,883	20,500	54,970	26,918	27,492	421,763
2009	264,413	12,195	50,480	13,190	23,033	363,311
Thereafter	1,037,970	513	854,449	35,685	42,904	1,971,521
	2,476,424	141,400	1,145,150	153,200	218,003	4,134,177

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	405,285	48,346	77,521	25,240	63,758	620,150
Amount repayable in :						
2006	284,267	40,757	78,905	25,099	50,430	479,458
2007	197,395	33,003	68,524	22,533	34,931	356,386
2008	184,011	15,958	55,184	20,055	27,744	302,952
2009	173,459	7,765	50,477	6,326	23,656	261,683
Thereafter	400,716	67	854,450	889	49,095	1,305,217
	1,645,133	145,896	1,185,061	100,142	249,614	3,325,846

[5] Others relate mainly to warehouse space, warehouse equipment, office space and land.

The contingent rent component included under the above non-cancellable operating leases are as follows:

The Group

As at 1 July 2005	Vessels	Containers	Terminals	Chassis	Others [6]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2005	-	-	7,410	-	24	7,434
Amount repayable in :						
2006	-	-	14,820	-	24	14,844
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
2009	-	-	14,820	-	-	14,820
Thereafter	-	-	276,635	-	-	276,635
	-	-	343,325	-	48	343,373

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [6]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	-	-	14,820	-	17	14,837
Amount repayable in :						
2006	-	-	14,820	-	-	14,820
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
2009	-	-	14,820	-	-	14,820
Thereafter	-	-	276,635	-	-	276,635
	-	-	350,735	-	17	350,752

[6] Others relate to office space.

1.(c)(i) Consolidated Cash Flow Statement

	Group			
	YTD 2005 US$'000	YTD 2004 US$'000	Q2 2005 US$'000	Q2 2004 US$'000
Cash Flows from Operating Activities				
Profit before tax	422,553	365,332	211,028	194,095
Adjustments for :				
Amortisation of non-current assets and deferred income	2,065	3,685	876	1,652
Depreciation of property, plant and equipment	118,542	114,582	54,111	52,077
Fair value (gains)/losses on derivative financial instruments	(801)	-	33	-
Fair value gains on long term borrowings	(53)	-	(2,588)	-
Fair value losses/(gains) on other financial assets at fair value through profit and loss	123	-	(115)	-
Interest expense	22,750	45,970	10,385	21,347
Interest income	(11,131)	(3,918)	(5,438)	(1,946)
Investment income	(2,032)	-	-	-
Net profit on disposal of property, plant and equipment	(11,434)	(584)	(615)	(206)
Share-based compensation costs	9,224	500	4,142	250
Fair value losses on the treasury shares held under Staff Share *Ownership Scheme*	759	-	759	-
Net profit on disposal of subsidiaries	(125)	(8,890)	(125)	(525)
Net profit on acquisition of additional interest in a subsidiary	-	(446)	-	-
Net profit on disposal of associated companies	(8,658)	-	(8,658)	-
Net (profit)/loss on disposal of long term investments	(399)	114	(399)	-
Net provision for/(write-back of) doubtful loans and non-trade debts *to associated companies*	854	(89)	409	336
Net (write-back of)/provision for doubtful loans receivable	(912)	10	-	(8)
Net provision for impairment in value of property, plant and equipment	-	4,895	-	298
Net write-back of *provision for impairment in value of long term investments*	(403)	(1,256)	(403)	-
Net provision for/(write-back of) restructuring and termination costs	863	(5,199)	863	(5,437)
Net provision for/(write-back of) insurance, litigation and other claims	4,348	(767)	1,982	(174)
Net provision for *drydocking costs*	1,062	517	691	251
Net write-back of provision for onerous contracts - leased vessels	-	(2,055)	-	(946)
Share of results of associated companies	1,097	1,840	183	344
Share of results of joint ventures	(2,510)	(2,363)	(1,592)	(1,358)
Translation difference	(113)	91	(239)	754
Operating cash flow before working capital changes	545,669	511,969	265,270	260,804
Changes in operating assets and liabilities, net of effects from acquisition and disposal of subsidiaries :				
Receivables	14,349	(83,426)	(46,120)	(17,772)
Inventories	(20,926)	(2,956)	(17,636)	(4,359)
Payables	577	27,578	51,630	44,583
Net amount due (to)/from associated companies	(834)	357	(158)	971
Trading securities	-	(1)	-	(1)
Cash generated from operations	538,835	453,521	252,986	284,226
Interest paid	(24,084)	(52,196)	(16,887)	(25,747)
Interest received	11,675	3,831	6,364	1,935
Net income tax paid	(31,162)	(43,560)	(16,305)	(39,426)
Net cash inflow from operating activities	495,264	361,596	226,158	220,988
Cash Flows from Investing Activities				
Acquisition of additional interest in a subsidiary	-	(1,287)	-	-
Net proceeds from loans receivable	2,270	1,317	1,361	574
Investment income received	2,032	178	-	178
Additions in long term investments	(147)	(421)	(7)	195
Investment in joint ventures	-	(3,532)	-	(17)
Purchase of property, plant and equipment	(54,041)	(106,162)	(24,934)	(45,515)
Purchase of intangible assets	(1,312)	(748)	(727)	(284)
Proceeds from disposal of property, plant and equipment	32,751	5,710	3,004	4,132
Proceeds from disposal of associated companies	3,675	-	3,675	-
Proceeds from disposal of long term investments	569	-	398	-
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [7]	(107)	47,215	(107)	1,391
Net cash outflow from investing activities	(14,310)	(57,718)	(17,337)	(39,346)
Cash Flows from Financing Activities				
Proceeds from borrowings	-	50,444	-	444
Dividends paid to shareholders	(320,956)	(26,318)	(320,956)	(26,318)
Dividends paid to minority interest	(588)	(358)	(437)	(225)
Capital contribution by minority interest	228	-	-	-
Proceeds from issue of new ordinary shares	2,059	6,925	-	2,560
Repayment of borrowings	(295,205)	(69,314)	(279,802)	(45,658)
Payment of costs incurred in connection with long term financing	(250)	(248)	-	(248)
Net cash outflow from financing activities	(614,712)	(38,869)	(601,195)	(69,445)
Net (decrease)/increase in cash and cash equivalents	(133,758)	265,009	(392,374)	112,197
Cash and cash equivalents at beginning of financial period	674,527	542,517	933,143	695,329
Cash and cash equivalents at end of financial period	540,769	807,526	540,769	807,526

YTD : Year to Date

1.(c)(i) Consolidated Cash Flow Statement (continued)

	Group			
	YTD 2005 US$'000	YTD 2004 US$'000	Q2 2005 US$'000	Q2 2004 US$'000
[7] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows				
Net assets disposed :				
Property, plant and equipment	-	49,307	-	1,723
Intangible assets	-	150	-	138
Current assets	448	18,093	448	3,945
Current liabilities	(241)	(8,728)	(241)	(4,066)
Non-current liabilities	-	(9,769)	-	-
Net attributable assets disposed	207	49,053	207	1,740
Less : Minority interest	-	(463)	-	(463)
Add : Foreign currency translation reserve	(4)	54	(4)	-
	203	48,644	203	1,277
Profit on disposal of subsidiaries	125	8,890	125	525
Net proceeds from disposal of subsidiaries	328	57,534	328	1,802
Less : Cash of subsidiaries disposed	(435)	(7,887)	(435)	(411)
Less : Cash receivable from buyer of a subsidiary	-	(2,432)	-	-
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	(107)	47,215	(107)	1,391

YTD : Year to Date

1.(d)(i) Statement of Changes in Equity

GROUP	Attributable to equity holders of the Company								
	Share capital	Share premium	Treasury shares [8]	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Share-based compensation reserve	Hedging and fair value reserves	Minority Interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2004	813,282	555,692	-	4,862	805,829	-	-	14,681	2,194,346
Effect of first time adoption of FRS 39	-	-	-	-	4,650	-	16,167	-	20,817
Opening balance at 1 January 2005	813,282	555,692	-	4,862	810,479	-	16,167	14,681	2,216,163
Fair value losses, net of tax									
- available-for-sale financial assets	-	-	-	-	-	-	(17)	-	(17)
Cash flow hedges, net of tax	-	-	-	-	-	-	5,938	-	5,938
Dividends paid to minority interest	-	-	-	-	-	-	-	(151)	(151)
Capital contribution by minority interest	-	-	-	-	-	-	-	228	228
Currency translation differences	-	-	-	(633)	-	-	-	43	(590)
Net (losses)/gains recognised directly in equity	-	-	-	(633)	-	-	5,921	120	5,408
Net profit for the financial period	-	-	-	-	195,419	-	-	1,994	197,413
Total (losses)/gains recognised for the financial period	-	-	-	(633)	195,419	-	5,921	2,114	202,821
Employee equity compensation schemes:									
- value of employee services	-	-	-	-	-	4,331	-	-	4,331
- proceeds from shares issued	1,165	894	-	-	-	-	-	-	2,059
Balance at 8 April 2005	814,447	556,586	-	4,229	1,005,898	4,331	22,088	16,795	2,424,374
Fair value gains, net of tax									
- available-for-sale financial assets	-	-	-	-	-	-	17	-	17
Cash flow hedges, net of tax	-	-	-	-	-	-	(9,620)	-	(9,620)
Dividends paid to minority interest	-	-	-	-	-	-	-	(437)	(437)
Currency translation differences	-	-	-	(1,736)	-	-	-	-	(1,736)
Net losses recognised directly in equity	-	-	-	(1,736)	-	-	(9,603)	(437)	(11,776)
Net profit for the financial period	-	-	-	-	196,292	-	-	1,987	198,279
Total (losses)/gains recognised for the financial period	-	-	-	(1,736)	196,292	-	(9,603)	1,550	186,503
Employee equity compensation schemes:									
- value of employee services	-	-	-	-	-	3,682	-	-	3,682
Purchase of shares by employee benefit trust	-	-	(1,171)	-	-	-	-	-	(1,171)
Dividends	-	-	-	-	(320,956)	-	-	-	(320,956)
Balance at 1 July 2005	814,447	556,686	(1,171)	2,493	881,234	8,013	12,485	18,345	2,292,432
Balance at 27 December 2003	798,527	552,535	-	5,021	(52,015)	-	-	11,200	1,315,268
Dividends paid to minority interest	-	-	-	-	-	-	-	(133)	(133)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	(801)	(801)
Currency translation differences	-	-	-	(381)	-	-	-	(57)	(438)
Net losses recognised directly in equity	-	-	-	(381)	-	-	-	(991)	(1,372)
Net profit for the financial period	-	-	-	-	168,086	-	-	1,676	169,762
Total (losses)/gains recognised for the financial period	-	-	-	(381)	168,086	-	-	685	168,390
Issue of new ordinary shares	4,025	340	-	-	-	-	-	-	4,365
Balance at 2 April 2004	802,552	552,875	-	4,640	116,071	-	-	11,885	1,488,023
Dividends paid to minority interest	-	-	-	-	-	-	-	(225)	(225)
Disposal of a subsidiary	-	-	-	-	-	-	-	(463)	(463)
Currency translation differences	-	-	-	694	-	-	-	82	776
Net gains/(losses) recognised directly in equity	-	-	-	694	-	-	-	(606)	88
Net profit for the financial period	-	-	-	-	185,978	-	-	1,948	187,926
Total gains recognised for the financial period	-	-	-	694	185,978	-	-	1,342	188,014
Dividends	-	-	-	-	(26,318)	-	-	-	(26,318)
Issue of new ordinary shares	2,255	305	-	-	-	-	-	-	2,560
Balance at 25 June 2004	804,807	553,180	-	5,334	275,731	-	-	13,227	1,652,279

[8] "Treasury Shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "Treasury Shares" under the Companies (Amendment) Act 2005.

1.(d)(i) **Statement of Changes in Equity (continued)**

COMPANY	Share capital	Share premium	Retained earnings/ (accumulated losses)	Share-based compensation reserve	Hedging and fair value reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2004	813,282	555,692	239,264	-	-	1,608,238
Effect of first time adoption of FRS 39	-	-	7,496	-	1,987	9,483
Opening balance at 1 January 2005	813,282	555,692	246,760	-	1,987	1,617,721
Cash flow hedges, net of tax	-	-	-	-	(5,267)	(5,267)
Net loss recognised directly in equity	-	-	-	-	(5,267)	(5,267)
Net loss for the financial period	-	-	(7,373)	-	-	(7,373)
Total losses recognised for the financial period	-	-	(7,373)	-	(5,267)	(12,640)
Employee equity compensation schemes:						
- value of employee services	-	-	-	4,331	-	4,331
- proceeds from shares issued	1,165	894	-	-	-	2,059
Balance at 8 April 2005	814,447	556,586	239,387	4,331	(3,280)	1,611,471
Cash flow hedges, net of tax	-	-	-	-	7,084	7,084
Net gain recognised directly in equity	-	-	-	-	7,084	7,084
Net profit for the financial period	-	-	505,779	-	-	505,779
Total gains recognised for the financial period	-	-	505,779	-	7,084	512,863
Employee equity compensation schemes:						
- value of employee services	-	-	-	3,682	-	3,682
Dividends	-	-	(320,956)	-	-	(320,956)
Balance at 1 July 2005	814,447	556,586	424,210	8,013	3,804	1,807,060
Balance at 27 December 2003	798,527	552,535	(474,200)	-	-	876,862
Net profit for the financial period	-	-	186,528	-	-	186,528
Issue of new ordinary shares	4,025	340	-	-	-	4,365
Balance at 2 April 2004	802,552	552,875	(287,672)	-	-	1,067,755
Net profit for the financial period	-	-	254,963	-	-	254,963
Dividends	-	-	(26,318)	-	-	(26,318)
Issue of new ordinary shares	2,255	305	-	-	-	2,560
Balance at 25 June 2004	804,807	553,180	(59,027)	-	-	1,298,960

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

As at 1 July 2005, the Company's issued and paid-up capital comprised 1,453,475,876 (31 December 2004: 1,451,573,876) ordinary shares of S$1.00 each.

During the 6 months ended 1 July 2005, the Company issued 1,902,000 ordinary shares of par value S$1.00 each fully paid to participants of the NOL Share Option Plan ("NOL SOP") who exercised their options to purchase ordinary shares at the subscription price of between S$1.00 to S$2.14 per share.

As at 1 July 2005, options to subscribe for 17,253,000 (31 December 2004: 19,731,000) ordinary shares remain outstanding under the NOL SOP.

During the 6 months ended 1 July 2005, 1,872,000 share options were exercised to take up unissued shares of the Company and 606,000 were cancelled. As at 1 July 2005, there were no (31 December 2004: 30,000) options exercised but for which shares have yet to be allotted.

2. **Audit or Review of Figures**

The figures have not been audited but have been reviewed by PricewaterhouseCoopers in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

3. **Auditors' Report (including any qualifications or emphasis of matter)**

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

11 August 2005

Our ref : ABAS2C/02512160-A001/KL/TSO(14)

Dear Sirs

NEPTUNE ORIENT LINES LIMITED AND ITS SUBSIDIARIES
REVIEW OF INTERIM FINANCIAL INFORMATION
FOR THE SECOND QUARTER AND HALF YEAR ENDED 1 JULY 2005

We have performed a review on certain interim financial information of Neptune Orient Lines Limited as at 1 July 2005 and for the second quarter and half year ended 1 July 2005. Such interim financial information has been prepared by the Company for announcement on the Singapore Exchange.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprises the balance sheet of the Company and the consolidated balance sheet of the Group as at 1 July 2005, and the related income statements, changes in equity and consolidated cash flows for the three-month and six-month periods then ended. The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Singapore

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004.

5.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

As disclosed in Q1 2005, the Group and the Company adopted the Financial Reporting Standards (FRS) below. The 2004 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement
FRS 102 Share-based Payment
FRS 104 Insurance Contracts
FRS 105 Non-current Assets Held for Sale and Discontinued Operations

The adoption of the above FRS did not have any significant financial impact on the Group and the Company except as discussed below:

(I) EFFECT OF CHANGES TO THE FINANCIAL STATEMENTS

	Group			Company		
	Increase/(Decrease) US$'000			Increase/(Decrease) US$'000		
Description of changes	**FRS 39 (revised 2004)** Note II (a)	**FRS 102** [9] Note II (b)	**Total**	**FRS 39 (revised 2004)** Note II (a)	**FRS 102** [9] Note II (b)	**Total**
Balance Sheet items at 1 July 2005						
Treasury shares	-	1,171	1,171	-	-	-
Retained earnings	5,517	(8,061)	(2,544)	7,549	(1,490)	6,059
Share-based compensation reserve	-	8,013	8,013	-	8,013	8,013
Hedging and fair value reserves	12,485	-	12,485	3,804	-	3,804
Cash and cash equivalents	-	85	85	-	-	-
Trade and other receivables	-	38	38	1,365	5,812	7,177
Derivative financial instruments (Current Assets)	20,374	-	20,374	-	-	-
Long term investments	8,203	-	8,203	8,017	-	8,017
Derivative financial instruments (Non-Current Assets)	34,086	-	34,086	34,086	-	34,086
Other non-current assets	37	-	37	37	-	37
Trade and other payables	-	2,053	2,053	-	-	-
Derivative financial instruments (Current Liabilities)	16,283	-	16,283	3,737	-	3,737
Borrowings (Non-Current Liabilities)	28,415	-	28,415	28,415	-	28,415
Income Statement items for period ended 1 July 2005						
Cost of sales	351	-	351	-	-	-
Other operating income	13	-	13	-	-	-
Administrative expenses	-	8,061	8,061	-	1,490	1,490
Finance income	53	-	53	53	-	53
Finance costs	(1,152)	-	(1,152)	-	-	-
Net profit for the financial period	867	(8,061)	(7,194)	53	(1,490)	(1,437)
Basic Earnings per ordinary share (in US cents)	0.06	(0.55)	(0.49)			
Diluted Earnings per ordinary share (in US cents)	0.06	(0.55)	(0.49)			

[9] The adoption of FRS 102 did not result in any impact on the income statement for performance shares awarded as previously, the Group and the Company recognised an expense in the income statement for awards under the Performance Share Plan, determined by reference to the fair value of the performance shares at the date of award.

(II) DESCRIPTION OF CHANGES

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement

FRS 39 (revised 2004) and FRS 32 (revised 2004) have affected:

(i) Classification and consequential accounting of financial assets and financial liabilities

FRS 39 (revised 2004) requires all financial assets and liabilities to be classified into appropriate categories at initial recognition. The classification depends on the purpose for which the financial assets or liabilities were acquired or incurred. The categories and the respective subsequent measurement rules are as follows:

Financial assets or financial liabilities at fair value through profit or loss

The Group's (a) equity investments that are acquired principally for the purpose of selling in the short term, (b) derivative contracts that do not qualify for hedge accounting, (c) embedded derivative that is not closely related to the host contract, are classified in this category. These items are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses directly recognised in profit or loss.

The Group does not have any financial liability that is incurred for trading purpose or designated at inception under this category.

Previously, the equity investments for which the Group intended to sell in the short term were stated at the lower of cost and market value on an aggregated portfolio basis, with changes in market value included in the income statement. Derivatives entered into for hedging purpose are accounted for in a manner consistent with the accounting treatment of the hedged items. Otherwise, any gains or losses on derivatives are recognised in the income statement on a cash settlement basis.

5.(a) **(ii) DESCRIPTION OF CHANGES (continued)**

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement (continued)

(i) Classification and consequential accounting of financial assets and financial liabilities (continued)

Loans and receivables

These include the Group's trade and other receivables and cash and bank balances. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method, less impairment.

In the separate financial statements of the Company, loans to related parties are included in this category as well.

Previously, these items were stated at cost with accrued interest (if any), less provision for doubtful debts.

Available-for-sale financial assets

These include the Group's investments that are not classified in the two categories above, namely long-term equity investments. They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses other than impairment losses taken to equity. Impairment losses are taken to the income statement in the period it arises. For equity investments that are classified under this category, subsequent reversal on impairment loss is recognised in equity. On disposal, gains and losses previously taken to equity are included in the income statement.

Previously, such investments of the Group were stated at cost less provision for diminution in value that was other than temporary, which was charged to the income statement when it arose. Any reversal of the provision was also included in the income statement.

Other financial liabilities

These are financial liabilities that are not held for trading nor designated at inception as fair value through profit or loss. These include the Group's trade and other payables, bank borrowings and issued bonds. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method.

Previously, trade and other payables were stated at cost. Bank borrowings were stated at the proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the tenure of the borrowings.

(ii) Accounting for derivative financial instruments and hedging activities

FRS 39 (revised 2004) requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The resulting gain and loss can be matched with offsetting loss or gain of the hedged item or deferred if hedge accounting is applied. The Group designates certain derivatives as either (1) hedges of fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

FRS 39 (revised 2004) also sets out certain conditions under which hedge accounting can be applied. If the conditions are not met, hedge accounting cannot be applied and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

The following are the accounting treatments of the types of hedges entered into by the Group:

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss.

Previously, fair value gains or losses (exclusive of accrued interest or settled amount) arising from derivatives entered into for hedging purpose were not accounted for. The carrying amount of hedged item was not adjusted for change in fair value attributable to hedged risk.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

(1) Cross currency interest rate swap that is (a) fair value hedge for the interest rate risk; and (b) cash flow hedge for the currency risk arising from the Group's issued bond. The cross currency interest rate swap involves the exchange of principal and fixed interest receipt in the foreign currency in which the issued bond is denominated, for principal and floating interest payment in the Group's functional currency.

(2) Interest rate collars that are cash flow hedges for the Group's exposure to interest rate risk on its borrowings. The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate.

(3) Bunker swaps that are cash flow hedges for the Group's exposure to price volatility risk of forecasted bunker fuel consumption. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price.

(4) Foreign currency forward contracts that are cash flow hedges for the Group's exposure to foreign currency risks arising from forecast or committed expenses. Foreign currency fowards are agreements to buy or sell fixed amounts of foreign currency at agreed exchange rates to be settled in the future.

5.(a) **(II) DESCRIPTION OF CHANGES (continued)**

(b) FRS 102 Share-based Payment

FRS 102 has resulted in a change in the accounting policy for share-based payments.

(i) Equity-settled, share-based compensation plans

The NOL Share Option Plan and Performance Share Plan are considered as equity-settled, share-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in equity for share options granted or performance shares awarded under these plans after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the share options/performance shares at the date of the grant/award and the number of share options/performance shares to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options/performance shares that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

NOL Share Option Plan

Previously, the provision of share options to employees did not result in any charge in the income statement. The Group and Company recognised an increase in share capital and share premium when the share options were exercised.

Performance Share Plan

Previously, the Group and the Company recognised an expense in the income statement with a corresponding increase in liability for performance shares awarded under this plan.

(ii) Cash-settled, share-based compensation plan

The Replacement Right Plan and Staff Share Ownership Scheme are considered as cash-settled, shared-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in liability for replacement rights awarded under this plan after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the replacement rights at the date of the award and the number of replacement rights to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to liability over the remaining vesting period. Until the settlement of the replacement rights, the fair value shall be remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement and a corresponding adjustment to liability for the period.

FRS 102 and revised INT FRS 12 require the Group to consolidate the employee benefit trust set up for the purpose of the Company's share-based payment arrangement under the Staff Share Ownership Scheme. Arising from the consolidation of the trust, the Company's shares held by the trust will be accounted for as "Treasury Shares" in accordance with FRS 32 (revised 2004).

Replacement Right Plan

Previously, the same accounting treatment has been applied by the Group and the Company for replacement rights awarded under this plan.

Staff Share Ownership Scheme

Previously, the Group and Company recognised an expense in the income statement when contributions are payable to the employee benefit trust. Under the Staff Share Ownership Scheme, all contributions collected by the employee benefit trust are used to buy the shares of the Company.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

6.

GROUP	YTD 2005	YTD 2004	Q2 2005	Q2 2004
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue	26.96 US cts	24.71 US cts	13.51 US cts	12.95 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	26.88 US cts	24.55 US cts	13.47 US cts	12.87 US cts

7. **Net Asset Value**

	Group			Company		
	1 July 2005 US$	31 Dec 2004 US$	Inc / (Dec) %	1 July 2005 US$	31 Dec 2004 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.56	1.50	4.00	1.24	1.11	11.71

YTD : Year to Date

8. ***Review of the Performance of the Group***

YTD 2005 vs YTD 2004

NOL Group recorded a 16% increase in revenue to US$3.49 billion (YTD 2004: US$3.00 billion) and 11% increase in net profit to US$391.7 million (YTD 2004: US$354.1 million), with strong operating performances from both the Liner and Logistics businesses.

Q2 2005 vs Q2 2004

The Group recorded a 16% increase in revenue to US$1.69 billion (Q2 2004: US$1.45 billion) due to significant improvements in the revenue generated by the Liner and Logistics businesses.

The Group achieved a net profit of US$186.3 million compared with US$186.0 million for the same period in 2004, an improvement of 6%. The Liner business was the main contributor to the Group's net profit for the current quarter.

		Q2 2005 US$'m	Q1 2005 [10] US$'m	Q2 2004 US$'m	Q1 2004 [10] US$'m
(a)	**Revenue**				
	Liner	1,387	1,481	1,172	1,231
	Logistics	296	317	263	288
	Others	26	29	33	55
	Elimination	(20)	(23)	(18)	(21)
	Total	**1,689**	**1,804**	**1,450**	**1,553**
(b)	**Core EBIT [11]**				
	Liner	202	201	192	179
	Logistics	12	16	7	6
	Others	(4)	(1)	8	(3)
	Total [12]	**210**	**216**	**207**	**182**

[10] Quarter 1 is 14 weeks while Quarter 2 is 12 weeks.

[11] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[12] Includes US$19 million in adjusted provisions for staff bonus and stock option expenses (with the adoption of FRS 102) for 1H 2005.

(c) **Analysis by Business Units**

(c)(i) **Liner**

YTD 2005 vs YTD 2004

Liner generated a total revenue of US$2.87 billion for 1H 2005 performance, an increase of 19% or US$465 million YoY, contributed by higher freight rates and volume increases from new capacity introduced.

1H 2005's average revenue reached US$2,769/FEU, 7% higher than 1H 2004's average revenue of US$2,584/FEU, attributed to continued strong market conditions coupled with our focused yield approach in cargo selection.

Capitalising on strong market conditions, approximately 16% additional capacity was added into our key trade lanes which boosted volume in 1H 2005 to 960,261 FEUs, an increase of 13% over 1H 2004's 846,216 FEUs. Average asset utilisation remained high at 96%.

1H 2005's Core EBIT of US$403 million, an increase of US$32 million against the US$371 million attained in 1H 2004, was the result of both higher revenue as well as higher operational expenses.

Operational expenses have risen YoY, driven by volume increases and also escalating fuel prices which affect both vessel expenses and inland transportation costs.

Q2 2005 vs Q2 2004

Liner performance improved in Q2 2005 over Q2 2004. Turnover for Q2 2005 was US$1,387 million, an increase of 18% or US$215 million QoQ, as a result of increases in both freight rates and volumes.

Freight revenue per FEU remained strong in Q2 2005 at an average of US$2,809/FEU, an increase of 7% or US$179/FEU over Q2 2004's US$2,630/FEU. Approximately US$49/FEU of the average rate increase was contributed by increased Bunker Adjustment Factor (BAF) recovery.

Strong volume growth of 14% was seen QoQ, with Q2 2005 volumes at 461,124 FEUs as compared with 404,564 FEUs in Q2 2004. Trans-Pacific, Asia-Europe and Intra-Asia trades were the main contributors to the increased volume as a result of expanded capacity added to meet strong trade demand.

Q2 2005's Core EBIT rose to US$202 million from US$192 million for the same period last year, driven by increased revenue coupled with higher operational expenses primarily due to higher fuel price.

APL Q2 RESULTS 2005 and 2004
Unaudited

	Q2 2005	Q1 2005 [13]	Q2 2004	Q1 2004 [13]
Load Factors %				
Trans-Pacific East Bound	96%	91%	100%	94%
Trans-Pacific West Bound	78%	79%	78%	88%
Trans-Pacific Trade	**89%**	**86%**	**92%**	**92%**
Latin America - North Bound	87%	83%	76%	77%
Latin America - South Bound	81%	75%	83%	75%
Latin America Trade	**84%**	**79%**	**80%**	**76%**
Asia-Europe	101%	98%	100%	99%
Europe-Asia	99%	94%	101%	95%
Asia-Europe Trade	**101%**	**96%**	**101%**	**97%**
Trans-Atlantic - East Bound	91%	94%	85%	76%
Trans-Atlantic - West Bound	99%	96%	101%	89%
Trans-Atlantic Trade	**95%**	**95%**	**93%**	**83%**
Volume (000s FEU)				
Americas				
Trans-Pacific	166	177	151	175
Latin America	33	37	33	36
	199	214	184	211
Europe				
Asia-Europe	90	98	75	86
Trans-Atlantic	29	32	26	26
	119	130	101	112
Asia/Middle East				
Intra-Asia	143	165	119	119
Total Volume	**461**	**499**	**404**	**442**
Operating Expenses (US$'m)				
Americas				
Trans-Pacific	579	637	498	546
Latin America	104	111	90	98
	683	748	588	644
Europe				
Asia-Europe	212	223	166	182
Trans-Atlantic	71	82	61	61
	283	305	227	243
Asia/Middle East				
Intra-Asia	219	227	165	165
Total Operating Expenses	**1,185**	**1,280**	**980**	**1,052**
Analysis of Expenses (US$'m)				
Operating Cost	1,014	1,099	835	894
General and Administrative	121	122	96	104
Depreciation and Amortisation	50	59	48	55
Others [14]	-	-	1	(1)
Total Operating Expenses	**1,185**	**1,280**	**980**	**1,052**

[13] Quarter 1 is 14 weeks while Quarter 2 is 12 weeks.
[14] Others consists of minority interest and share of results of associated companies and joint ventures.

(c)(ii) **Logistics**

YTD 2005 vs YTD 2004

APL Logistics' total revenue increased by 11% to US$613 million (YTD 2004: US$551 million) and it was the result of increased volumes across all Logistics line of businesses, in particular, International Services covering Asia, Greater China, and Europe regions.

1H 2005's Core EBIT rose to US$28 million, an increase of US$15 million against US$13 million attained in 1H 2004 due to margin improvements, driven by better product mix, improved asset utilisation, and increased operational efficiency.

Q2 2005 vs Q2 2004

APL Logistics business performed better in Q2 2005 vs Q2 2004. Turnover for Q2 2005 was US$298 million, a 13% increase over Q2 2004. Q2 2005's Core EBIT rose to US$12 million from US$7 million for the same period last year.

APLL Q2 RESULTS 2005 and 2004

Unaudited

US$ millions

	Q2 2005	Q1 2005 [15]	Q2 2004	Q1 2004 [15]
BY REGION				
Revenue				
Americas	206	225	193	207
Europe	44	41	31	40
Asia/Middle East	46	51	39	41
Total Revenue	296	317	263	288
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	201	219	191	206
International Services	95	98	72	82
Total Revenue	296	317	263	288
Operating Expenses				
Contract Logistics Services	195	213	189	203
International Services	89	88	67	79
Total Operating Expenses	284	301	256	282
Core EBIT [16]				
Contract Logistics Services	6	6	2	3
International Services	6	10	5	3
Total Core EBIT	12	16	7	6
Analysis of Expenses				
Operating Cost	240	256	216	238
General and Administrative	40	41	37	39
Depreciation and Amortisation	3	3	3	4
Others [17]	1	1	-	1
Total Operating Expenses	284	301	256	282

[15] Quarter 1 is 14 weeks while Quarter 2 is 12 weeks.

[16] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[17] Others consists of minority interest and share of results of associated companies and joint ventures.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Group

The business environment remains good. With our continued focus on asset utilisation, yield management, cost containment as well as growing and integrating the Logistics business, the Group expects to achieve a strong performance in 2005, barring any unforeseen circumstances.

Liner

With the current overall supply demand conditions expected to continue for the rest of the year, we expect APL to turn in a strong performance for the full year. However, there remains rising cost pressures from higher fuel costs and charter rates.

Logistics

APLL expects to improve its operational performance in FY2005 through revenue growth and continued operational improvement

11. Dividend

11.(a) Any dividend recommended for the current financial period reported on?

Directors are pleased to recommend an interim tax exempt dividend of 8.00 Singapore cents per share.

The recommended interim tax exempt dividend has not been provided for in this financial information. This dividend will be accounted for in the shareholders' equity as an appropriation of FY 2005 profits after tax in Q3 2005.

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	8.00 Singapore cents
Dividend Rate	8.00%
Par value of Shares	S$1.00
Tax Rate	Tax Exempt

11.(b) Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	8.75 Singapore cents
Dividend Rate	8.75% (7.00% net of tax)
Par value of Shares	S$1.00
Tax Rate	20%

11.(c) Date payable

The interim tax exempt dividend of 8.00 Singapore cents per share will be paid on 15 September 2005.

11.(d) Books closure date

Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 29 August 2005 will be registered before entitlements to the dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed on 30 August 2005 for payment of dividend.

11.(e) If no dividend has been declared (recommended), a statement to that effect.

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. Interested Person Transactions

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	YTD 2005 US$'000	YTD 2004 US$'000	Q2 2005 US$'000	Q2 2004 US$'000
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	9,369	-	5,604	-
PSA Corporation Limited and its associates	44,011	49,248	21,179	19,914
SembCorp Marine Ltd and its associates	538	951	538	-
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	2,222	1,857	957	924

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	YTD 2005 US$'000	YTD 2004 US$'000	Q2 2005 US$'000	Q2 2004 US$'000
Transactions for the Sale of Goods and Services				
CWT Distribution Limited and its associates	-	772	-	266
Keppel Telecommunications & Transportation Limited and its associates	559	636	226	304
PSA Corporation Limited and its associates	654	241	315	111
SembCorp Marine Ltd and its associates	226	1,018	24	121
Transactions for the Purchase of Goods and Services				
CapitaLand Limited and its associates	-	59	-	59
Keppel Telecommunications & Transportation Limited and its associates	440	247	129	143
PSA Corporation Limited and its associates	3,302	2,741	1,481	1,186
Singapore Petroleum Company Limited and its associates	9,279	10,384	6,181	3,254

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

YTD : Year to Date

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 11th August 2005

NOL

Press Release

SUSTAINED PERFORMANCE IN 1H05

Singapore, 11 August 2005: - Global transportation and logistics company, Neptune Orient Lines (NOL), today reported net profits[1] of US$392 million for the first half (1H) of 2005, an 11% year-on-year (YoY) increase. NOL achieved a second quarter (2Q) net profit of US$196 million.

Revenues in the 1H rose 16% YoY to US$3.5 billion, with both the Liner and Logistics businesses registering revenue improvement. Core Earnings Before Interest Expense, Tax and Non-Recurring Items (EBIT) in the 1H reached US$426 million, a 10% increase over the same period last year.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	1H05	1H04	Change	2Q05	2Q04	Change
Revenue (US$m)	3,493	3,003	16%	1,689	1,450	16%
Core EBIT (US$m)	426[3]	389	10%	210	207	1%
Net profit before NRI (US$m)[1]	377	336	12%	187	179	4%
NRI (US$m)[2]	15	18	(17%)	9	7	29%
Net profits (US$m)	392	354	11%	196	186	6%
EPS (US cts per share)	26.96	24.71	9%	13.51	12.95	4%
Ending no. of shares (m)	1,453	1,437	1%	1,453	1,437	1%

[1] Net profits refer to amounts attributable to equity holders ie. shareholders, excluding minority interest
[2] NRI = Non-Recurring Items
[3] Includes US$19 million in adjusted provisions for staff bonus and stock option expenses (with the adoption of FRS 102) for 1H05

NOL Chairman, Mr Cheng Wai Keung, said, "Both the Liner and Logistics businesses generated revenue and profit growth despite rising cost pressures within a competitive marketplace. In light of the strong first half performance, the Group will pay an interim dividend of 8 Singapore cents per share, tax exempt. This is 1 cent more than the 7 Singapore cents per share, net of tax, that was paid at the interim last year." NOL's dividend policy is to maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher.

1H05 OPERATING PERFORMANCE

Mr David Lim, Group President and CEO, said, "Continuing strong demand conditions helped APL to grow the business further, accompanied by higher profits. Margins were good, but were under some pressure due to rising costs, which we continue to manage tightly. Congestion also remains an issue, with some locations experiencing worse delays than others. We remain focused on making optimal use of our assets and managing our costs to make sure that we continue to offer a cost effective and high quality of service to our customers throughout our global transportation network. The Logistics business continues to make improvements to its operating margins compared to last year, a trend we aim to continue."

Liner

APL, NOL's Liner business, achieved further profit growth despite some rising cost pressures. Core EBIT improved 9% over the corresponding period last year to US$403 million in 1H05.

Business volumes have also grown. Container shipments in the 1H totalled 960,261 FEUs (forty-foot equivalent units), a 13% YoY increase. This was due largely to the introduction of a 16% growth in capacity arising from new services introduced in the second half of 2004 and the delivery of four new vessels in 1H05. We will continue to grow our capacity going forward taking into consideration market conditions.

Utilisation rates remain healthy on the back of continued strong demand with most of the major trade lanes contributing to volume growth. Revenues per FEU also increased 7% YoY in the 1H driven by a combination of rate improvement in a number of trades and continuing focus on yield. The overall revenue increase reflected the increased volumes, the overall average increase in rates and mix improvement.

Mr Ron Widdows, APL CEO, said, "Maximising the use of our assets, keeping our network tight and doing what we can to control costs remains a top priority. This explains the improvement in profit for the Liner business and the healthy margins despite a rising cost environment."

Overall Liner costs per unit increased 7% in the 1H of 2005, mainly due to higher fuel, charter hire and costs of inland transportation services, especially in the US. Charter expenses, as a result of higher charter rates, were US$14 million more than the 1H of last year, and are expected to be US$35 million higher for the full year. (See over for fuel cost impact.)

Cost saving efforts are part of an ongoing cost management strategy to mitigate rising cost pressures. Savings totalled US$17 million at the end of the 1H05.

Logistics

Continued growth in both International Services and Contract Logistics boosted APL Logistics' 1H revenues by 11% over the same period last year to US$613 million.

Core EBIT also improved further, at US$28 million, more than double the amount last year.

Mr David Lim said, "Operating margins for the Logistics business continued to improve on a YoY basis. We continue to grow, especially our International Services, by combining integrated services and solutions together with our Liner business. The key priority is to provide improved services for customers in a market that faces increasingly complex supply chain networks."

BALANCE SHEET

Ms Pat Leung, Group Chief Financial Officer, said "At the end of 1H05, the Group's balance sheet comprised a net cash balance of US$22 million, after the payment of the 2004 final and special dividend in May 2005." Cash and cash equivalents totalled US$541 million, while total borrowings have fallen to US$519 million.

Capital expenditure in the 1H was US$55 million. Total capital expenditure for the full year is projected at US$348 million, as the bulk of new container equipment is scheduled for delivery in the second half of the year.

FUEL AND CURRENCY EXPOSURES

Bunker costs in 1H05 were US$74 million higher YoY, a result of higher fuel prices as well as overall business expansion. Approximately 50% of the Group's increased fuel exposures are recoverable from customers through Bunker Adjustment Factor (BAF) provisions. Forward buying activities will continue to be made to minimise the risk of sudden changes to bunker costs. On average, we target to hedge about 40% of our next 12 months' bunker exposures on a rolling basis.

The Group's revenues and costs are largely denominated in US$. The Group's currency exposure for the year is estimated to be about US$750 million in the major currencies of Euro, Japanese Yen, Hong Kong Dollar, Singapore Dollar, Chinese Yuan, Korean Won, Canadian Dollar, British Pound and Australian Dollar, due to local operating costs. These exposures are about 70% hedged as at the end of 1H05.

We do not expect the appreciation of the Yuan so far to have a significant impact on China's exports as China remains highly competitive as a production base for manufactured goods. Consequently, we do not see it impacting our business volume for the rest of the year.

DIVIDEND POLICY & INTERIM DIVIDENDS

NOL's dividend policy is to maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher.

For 1H05, the Board of Directors has declared an interim dividend of 8 Singapore cents per share, tax exempt, which is payable on 15 September 2005.

GROUP OUTLOOK FOR 2005

The business environment remains good. With our continued focus on asset utilisation, yield management, cost containment as well as growing and integrating the Logistics business, the Group expects to achieve a strong performance in 2005, barring any unforeseen circumstances.

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Corporate Communications Department
Ms. Sarah Lockie
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
sarah_lockie@nol.com.sg

Investor Enquiries:

Investor Relations Department
Ms. Lim Siew Siew
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Logistics Web site: www.apllogistics.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	11-Aug-2005 18:11:59
Announcement No.	00127

>> Announcement Details

The details of the announcement start here ...

Announcement Title * ESTABLISHMENT OF ENTERPRISE RISK MANAGEMENT COMMITEE

Description

The Board of Directors of Neptune Orient Lines Limited (NOL) is pleased to announce the establishment of the Enterprise Risk Management Committee (ERMC), a Committee of the NOL Board. The ERMC will guide and provide direction on building up risk management capability within the NOL Group. It is responsible for ensuring that key risks are being managed effectively in the NOL Group in accordance with the Code of Corporate Governance and international best practices.

The ERMC comprises four members of the NOL Board and is chaired by Mr Bob Holland. The other three members are Mr Christopher Lau, Mr Peter Wagner and Mr Timothy Charles Harris. Mr Holland, Mr Lau and Mr Wagner are concurrently serving on the NOL Audit Committee, while Mr Harris is an existing member of the NOL Executive Resource & Compensation Committee.

The ERMC members assume their appointment from 11 August 2005.

By order of the Board

Marjorie Wee/Wong Kim Wah
Company Secretaries

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Third Quarter * Financial Statement And Dividend Announcement	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	31-Oct-2005 17:24:41
Announcement No.	00042

>> Announcement Details	
The details of the announcement start here ...	

For the Financial Period Ended *	23-09-2005

Attachments:

- NOL_Q3_2005.pdf
- NOL_Q3_2005_Press_Release.pdf

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 3rd Quarter Ended 23 September 2005

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2005 US$'000	YTD 2004 US$'000	% Increase/ (Decrease)	Q3 2005 US$'000	Q3 2004 US$'000	% Increase/ (Decrease)
Revenue	5,255,351	4,560,167	15	1,762,345	1,557,154	13
Cost of sales	(4,064,882)	(3,475,892)	17	(1,338,195)	(1,158,211)	16
Gross profit	1,190,469	1,084,275	10	424,150	398,943	6
Other operating income	48,541	30,349	60	15,454	6,712	130
Administrative expenses	(496,500)	(418,624)	19	(160,330)	(138,532)	16
Other operating expenses	(33,949)	(23,138)	47	(8,729)	(4,076)	114
Operating profit	708,561	672,862	5	270,545	263,047	3
Finance and investment income	19,341	6,983	177	6,125	2,916	110
Finance costs	(39,351)	(72,863)	(46)	(9,259)	(23,790)	(61)
Share of results of associated companies	(713)	(1,971)	(64)	(887)	(131)	577
Share of results of joint ventures	2,189	3,457	(37)	950	1,094	(13)
Profit before tax	690,027	608,468	13	267,474	243,136	10
Income tax expense	(44,226)	(16,526)	168	(17,365)	(8,882)	96
Net profit for the financial period	645,801	591,942	9	250,109	234,254	7
Attributable to:						
Equity holders of the Company	640,261	587,564	9	248,550	233,500	6
Minority interest	5,540	4,378	27	1,559	754	107
	645,801	591,942	9	250,109	234,254	7

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2005 US$'000	YTD 2004 US$'000	% Increase/ (Decrease)	Q3 2005 US$'000	Q3 2004 US$'000	% Increase/ (Decrease)
(A) Investment Income	3,454	-	N/M	1,422	-	N/M
(B) Other Income Including Interest Income [1]	60,394	33,405	81	18,954	8,430	125
(C) Interest on Borrowings	(30,520)	(68,312)	(55)	(7,770)	(22,342)	(65)
(D) Depreciation and Amortisation	(176,983)	(173,610)	2	(56,376)	(55,343)	2
(E) (Allowance for)/Write-back of Doubtful Debts and Bad Debts (Written Off)/Written Back	(6,434)	(5,356)	20	(1,357)	497	N/M
(F) Write-back of Provision for Impairment in Value of Investments	403	1,257	(68)	-	1	(100)
(G) Foreign Exchange (Loss)/Gain	(4,479)	2,276	N/M	4,628	1,150	302
(H) Adjustment for Over/(Under) Provision for Tax in Prior Years	8,403	12,339	(32)	8,579	(422)	N/M
(I) Profit on Sale of Investments and Property, Plant and Equipment [1]	20,687	11,390	82	71	1,584	(96)

[1] Items under 1.(a)(ii)(I) are included as part of 1.(a)(ii)(B), in particular the gain on sale of Lorenzo Shipping Corporation in Q2 2005 and the gain on sale of Neptune Associated Shipping Pte Ltd and its subsidiaries ("NAS") in Q1 2004.

N/M : not meaningful
YTD : Year to Date

1.(b)(i) Balance Sheet [2]

	Group			Company		
	23 Sept 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)	23 Sept 2005 US$'000	31 Dec 2004 US$'000	% Increase/ (Decrease)
Current Assets						
Cash and cash equivalents	707,963	674,527	5	5,629	2,597	117
Trade and other receivables	928,684	885,318	5	1,152,164	981,332	17
Inventories at cost	100,595	69,772	44	-	-	0
Derivative financial instruments	19,329	-	N/M	-	-	0
Other current assets	59,278	53,088	12	9,994	9,216	8
Total current assets	1,815,849	1,682,705	8	1,167,787	993,145	18
Non-current Assets						
Investments in subsidiaries	-	-	0	932,293	931,720	0
Investments in associated companies	6,839	20	34,095	23	37	(38)
Investments in joint ventures	15,497	18,406	(16)	-	-	0
Long term investments	29,274	20,550	42	13,588	5,742	137
Property, plant and equipment	2,286,841	2,318,118	(1)	50,827	53,289	(5)
Deferred charges	1,425	1,407	1	218	268	(19)
Intangible assets	23,116	27,822	(17)	-	37	(100)
Goodwill arising on consolidation	*221,453*	*221,453*	*0*	-	-	*0*
Deferred income tax assets	39,049	41,825	(7)	-	-	0
Derivative financial instruments	31,813	-	N/M	31,813	-	N/M
Other non-current assets	56,834	36,636	55	3,734	5,078	(26)
Total non-current assets	2,712,141	2,686,237	1	1,032,496	996,171	4
TOTAL ASSETS	4,527,990	4,368,942	4	2,200,283	1,989,316	11
Current Liabilities						
Trade and other payables	878,599	757,966	16	70,760	29,836	137
Current income tax liabilities	44,892	30,317	48	13,155	13,640	(4)
Borrowings	6,276	40,260	(84)	18,802	16,605	13
Provisions	38,191	36,504	5	1,560	1,560	0
Derivative financial instruments	11,336	-	N/M	1,973	-	N/M
Other current liabilities	200,917	186,198	8	-	-	0
Total current liabilities	1,180,211	1,051,245	12	106,250	61,641	72
Non-current Liabilities						
Borrowings	511,586	745,141	(31)	325,980	297,275	10
Provisions	118,284	118,462	(0)	5,222	11,895	(56)
Deferred income	16,542	20,025	(17)	-	-	0
Deferred income tax liabilities	156,198	168,937	(8)	10,311	10,267	0
Other non-current liabilities	67,182	70,786	(5)	-	-	0
Total non-current liabilities	869,792	1,123,351	(23)	341,513	319,437	7
TOTAL LIABILITIES	2,050,003	2,174,596	(6)	447,763	381,078	17
NET ASSETS	2,477,987	2,194,346	13	1,752,520	1,608,238	9
Equity						
Share capital	814,447	813,282	0	814,447	813,282	0
Share premium	556,586	555,692	0	556,586	555,692	0
Treasury shares [3]	(1,053)	-	N/M	-	-	0
Foreign currency translation reserve	*2,782*	*4,862*	*(43)*	-	-	*0*
Retained earnings	1,059,268	805,829	31	365,537	239,264	53
Share-based compensation reserve	11,776	-	N/M	11,776	-	N/M
Hedging and fair value reserves	14,323	-	N/M	4,174	-	N/M
Equity attributable to equity holders of the Company	2,458,129	2,179,665	13	1,752,520	1,608,238	9
Minority interest	19,858	14,681	35	-	-	0
TOTAL EQUITY	2,477,987	2,194,346	13	1,752,520	1,608,238	9
Net current assets	635,638	631,460	1	1,061,537	931,504	14

[2] In accordance with the transitional provisions of FRS 39 (revised 2004) and FRS 102, there is no restatement of the balance sheet as at 31 December 2004 for the Group and the Company.

[3] "Treasury Shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as *"Treasury Shares" under the Companies (Amendment) Act 2005.*

N/M : not meaningful

1.(b)(ii) Borrowings

The Group As at 23 September 2005	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	4,794	1,060	422	6,276
Amount repayable on or before 23 September :				
2007	5,776	-	175	5,951
2008	6,080	325,980	103	332,163
2009	6,425	-	15	6,440
2010	6,777	-	6	6,783
Thereafter	67,775	92,474	-	160,249
	97,627	419,514	721	517,862

As at 31 December 2004	Secured bank loans [4]	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	14,296	1,069	24,895	40,260
Amount repayable in :				
2006	5,585	-	26,439	32,024
2007	5,890	-	28,185	34,075
2008	6,200	297,275	30,033	333,508
2009	6,552	-	32,178	38,730
Thereafter	72,072	92,136	142,596	306,804
	110,595	390,480	284,326	785,401

[4] The loans are secured mainly on vessels.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group As at 23 September 2005	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2005	131,166	12,856	19,800	9,058	17,046	189,926
Amount repayable in :						
2006	385,445	45,073	79,229	33,678	56,389	599,814
2007	320,520	37,331	69,528	31,114	42,233	500,726
2008	359,355	20,315	56,747	28,638	32,381	497,436
2009	350,460	12,136	52,294	14,910	27,727	457,527
Thereafter	2,031,717	514	888,316	45,938	74,732	3,041,217
	3,578,663	128,225	1,165,914	163,336	250,508	5,286,646

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [5]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	405,285	48,346	77,521	25,240	63,758	620,150
Amount repayable in :						
2006	284,267	40,757	78,905	25,099	50,430	479,458
2007	197,395	33,003	68,524	22,533	34,931	356,386
2008	184,011	15,958	55,184	20,055	27,744	302,952
2009	173,459	7,765	50,477	6,326	23,656	261,683
Thereafter	400,716	67	854,450	889	49,095	1,305,217
	1,645,133	145,896	1,185,061	100,142	249,614	3,325,846

[5] Others relate mainly to warehouse space, warehouse equipment, office space and land.

The contingent rent component included under the above non-cancellable operating leases are as follows:

The Group As at 23 September 2005	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2005	-	-	4,131	-	-	4,131
Amount repayable in :						
2006	-	-	16,527	-	-	16,527
2007	-	-	16,527	-	-	16,527
2008	-	-	16,527	-	-	16,527
2009	-	-	16,527	-	-	16,527
Thereafter	-	-	308,497	-	-	308,497
	-	-	378,736	-	-	378,736

As at 31 December 2004	Vessels	Containers	Terminals	Chassis	Others [6]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	-	-	14,820	-	17	14,837
Amount repayable in :						
2006	-	-	14,820	-	-	14,820
2007	-	-	14,820	-	-	14,820
2008	-	-	14,820	-	-	14,820
2009	-	-	14,820	-	-	14,820
Thereafter	-	-	276,635	-	-	276,635
	-	-	350,735	-	17	350,752

[6] Others relate to office space.

1.(c) Consolidated Cash Flow Statement

	Group			
	YTD 2005 US$'000	YTD 2004 US$'000	Q3 2005 US$'000	Q3 2004 US$'000
Cash Flows from Operating Activities				
Profit before tax	*690,027*	*608,468*	*267,474*	243,136
Adjustments for :				
Amortisation of non-current assets and deferred income	2,708	6,050	643	2,365
Depreciation of property, plant and equipment	174,275	167,560	55,733	52,978
Fair value gains on derivative financial instruments	(2,057)	-	(1,256)	-
Fair value losses on long term borrowings	1,702	-	1,755	-
Fair value losses/(gains) on other financial assets at fair value through profit and loss	6	-	(117)	-
Interest expense	30,520	68,312	7,770	22,342
Interest income	(15,887)	(6,819)	(4,756)	(2,901)
Investment income	(3,454)	-	(1,422)	-
Net (profit)/loss on disposal of property, plant and equipment	(11,379)	(2,526)	55	(1,942)
Share-based compensation costs	13,232	261	4,008	(239)
Fair value losses/(gains) on the treasury shares held under Staff Share Ownership Scheme	284	-	(475)	-
Net profit on disposal of subsidiaries	(251)	(8,890)	(126)	-
Net profit on acquisition of additional interest in a subsidiary	-	(446)	-	-
Net (profit)/loss on disposal of associated companies	(8,658)	358	-	358
Net (profit)/loss on disposal of long term investments	(399)	114	-	-
Net provision for doubtful loans and non-trade debts to associated companies	1,413	66	559	155
Net (write-back of)/provision for doubtful loans receivable	(912)	17	-	7
Net provision for impairment in value of property, plant and equipment	-	6,675	-	1,780
Net write-back of provision for impairment in value of long term investments	(403)	(1,257)	-	(1)
Net provision for/(write-back of) restructuring and termination costs	863	(5,900)	-	(701)
Net provision for/(write-back of) insurance, litigation and other claims	1,478	166	(2,870)	933
Net provision for drydocking costs	2,386	770	1,324	253
Net write-back of provision for onerous contracts - leased vessels	-	(2,974)	-	(919)
Share of results of associated companies	713	1,971	887	131
Share of results of joint ventures	(2,189)	(3,457)	(950)	(1,094)
Translation difference	(219)	(337)	(106)	(428)
Operating cash flow before working capital changes	873,799	828,182	328,130	316,213
Changes in operating assets and liabilities, net of effects from *acquisition and disposal of subsidiaries :*				
Receivables	(68,991)	(161,351)	(83,340)	(77,925)
Inventories	(30,823)	(6,721)	(9,897)	(3,765)
Payables	128,571	98,487	127,994	70,909
Net amount due to associated companies	(3,010)	(62)	(2,176)	(419)
Trading securities	-	(1)	-	-
Cash generated from operations	899,546	758,534	360,711	305,013
Interest paid	(28,751)	(64,055)	(4,667)	(11,859)
Interest received	15,097	6,325	3,422	2,494
Net income tax paid	(39,341)	(45,323)	(8,179)	(1,763)
Net cash inflow from *operating* activities	846,551	655,481	351,287	293,885
Cash Flows from Investing Activities				
Acquisition of additional interest in subsidiaries	-	(7,162)	-	(5,875)
Net proceeds from loans receivable	2,327	2,013	57	696
Investment income received	3,454	461	1,422	283
Additions in long term investments	(354)	(397)	(207)	24
Investment in joint ventures	-	(9,944)	-	(6,412)
Purchase of property, plant and equipment	(168,147)	(151,431)	(114,106)	(45,279)
Purchase of intangible assets	(1,907)	(1,838)	(595)	(1,092)
Proceeds from disposal of property, plant and equipment	34,064	11,573	1,313	5,863
Proceeds from disposal of associated companies	3,675	61	-	61
Proceeds from disposal of long term investments	569	-	-	-
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [7]	(151)	47,215	(44)	-
Net cash outflow from investing activities	(126,470)	(109,449)	(112,160)	(51,731)
Cash Flows from Financing Activities				
Proceeds from borrowings	17	126,269	17	75,825
Dividends paid to shareholders	(391,472)	(84,863)	(70,516)	(58,545)
Dividends paid to minority interest	(628)	(683)	(40)	(325)
Capital contribution by minority interest	228	-	-	-
Proceeds from issue of new ordinary shares	2,059	14,976	-	8,051
Repayment of borrowings	(296,599)	(220,000)	(1,394)	(150,686)
Payment of costs incurred in connection with long term financing	(250)	(248)	-	-
Net cash outflow from financing activities	(686,645)	(164,549)	(71,933)	(125,680)
Net increase in cash and cash equivalents	33,436	381,483	167,194	116,474
Cash and cash equivalents at beginning of financial period	674,527	542,517	540,769	807,526
Cash and cash equivalents at end of financial period	707,963	924,000	707,963	924,000

YTD : Year to Date

1.(c)(i) Consolidated Cash Flow Statement (continued)

	Group			
	YTD 2005 US$'000	YTD 2004 US$'000	Q3 2005 US$'000	Q3 2004 [8] US$'000
[7] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows				
Net assets disposed :				
Property, plant and equipment	-	49,307	-	-
Intangible assets	-	150	-	-
Current assets	778	18,093	330	-
Current liabilities	(417)	(8,728)	(176)	-
Non-current liabilities	-	(9,769)	-	-
Net attributable assets disposed	361	49,053	154	-
Less : Minority interest	-	(463)	-	-
Add : Foreign currency translation reserve	(4)	54	-	-
	357	48,644	154	-
Profit on disposal of subsidiaries	251	8,890	126	-
Net proceeds from disposal of subsidiaries	608	57,534	280	-
Less : Cash of subsidiaries disposed	(759)	(7,887)	(324)	-
Less : Cash receivable from buyer of a subsidiary	-	(2,432)	-	-
Net cash (outflow)/inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	(151)	47,215	(44)	-

[8] There was no disposal of subsidiary in Q3 2004.

YTD : Year to Date

1.(d)(i) Statement of Changes in Equity

	Attributable to equity holders of the Company								
GROUP	Share capital	Share premium	Treasury shares [9]	Foreign currency translation reserve	Retained earnings/ (accumulated losses)	Share-based compensation reserve	Hedging and fair value reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2004	813,282	555,692	-	4,862	805,829	-	-	14,681	2,194,346
Effect of first time adoption of FRS 39	-	-	-	-	4,650	-	16,167	-	20,817
Opening balance at 1 January 2005	813,282	555,692	-	4,862	810,479	-	16,167	14,681	2,215,163
Cash flow hedges, net of tax	-	-	-	-	-	-	(3,682)	-	(3,682)
Dividends paid to minority interest	-	-	-	-	-	-	-	(588)	(588)
Capital contribution by minority interest	-	-	-	-	-	-	-	228	228
Currency translation differences	-	-	-	(2,369)	-	-	-	43	(2,326)
Net losses recognised directly in equity	-	-	-	(2,369)	-	-	(3,682)	(317)	(6,368)
Net profit for the financial period	-	-	-	-	391,711	-	-	3,981	395,692
Total (losses)/gains recognised for the financial period	-	-	-	(2,369)	391,711	-	(3,682)	3,664	389,324
Employee equity compensation schemes:									
- value of employee services	-	-	-	-	-	8,013	-	-	8,013
- proceeds from shares issued	1,165	894	-	-	-	-	-	-	2,059
Purchase of shares by employee benefit trust	-	-	(1,171)	-	-	-	-	-	(1,171)
Dividends	-	-	-	-	(320,956)	-	-	-	(320,956)
Balance at 1 July 2005	814,447	556,586	(1,171)	2,493	881,234	8,013	12,485	18,345	2,292,432
Cash flow hedges, net of tax	-	-	-	-	-	-	1,838	-	1,838
Dividends paid to minority interest	-	-	-	-	-	-	-	(40)	(40)
Currency translation differences	-	-	-	289	-	-	-	(6)	283
Net gains/(losses) recognised directly in equity	-	-	-	289	-	-	1,838	(46)	2,081
Net profit for the financial period	-	-	-	-	248,550	-	-	1,559	250,109
Total gains recognised for the financial period	-	-	-	289	248,550	-	1,838	1,513	252,190
Employee equity compensation schemes:									
- value of employee services	-	-	-	-	-	3,763	-	-	3,763
Sale of shares by employee benefit trust	-	-	118	-	-	-	-	-	118
Dividends	-	-	-	-	(70,516)	-	-	-	(70,516)
Balance at 23 September 2005	814,447	556,586	(1,053)	2,782	1,059,268	11,776	14,323	19,858	2,477,987
Balance at 27 December 2003	798,527	552,535	-	5,021	(52,015)	-	-	11,200	1,315,268
Dividends paid to minority interest	-	-	-	-	-	-	-	(358)	(358)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	(801)	(801)
Disposal of a subsidiary	-	-	-	-	-	-	-	(463)	(463)
Currency translation differences	-	-	-	313	-	-	-	25	338
Net gains/(losses) recognised directly in equity	-	-	-	313	-	-	-	(1,597)	(1,284)
Net profit for the financial period	-	-	-	-	354,064	-	-	3,624	357,688
Total gains recognised for the financial period	-	-	-	313	354,064	-	-	2,027	356,404
Dividends	-	-	-	-	(26,318)	-	-	-	(26,318)
Issue of new ordinary shares	6,280	645	-	-	-	-	-	-	6,925
Balance at 25 June 2004	804,807	553,180	-	5,334	275,731	-	-	13,227	1,652,279
Dividends paid to minority interest	-	-	-	-	-	-	-	(325)	(325)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	(1,240)	(1,240)
Currency translation differences	-	-	-	2	-	-	-	22	24
Net gains/(losses) recognised directly in equity	-	-	-	2	-	-	-	(1,543)	(1,541)
Net profit for the financial period	-	-	-	-	233,500	-	-	754	234,254
Total gains/(losses) recognised for the financial period	-	-	-	2	233,500	-	-	(789)	232,713
Dividends	-	-	-	-	(58,545)	-	-	-	(58,545)
Issue of new ordinary shares	6,670	1,381	-	-	-	-	-	-	8,051
Balance at 17 September 2004	811,477	554,561	-	5,336	450,686	-	-	12,438	1,834,498

[9] "Treasury Shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "Treasury Shares" under the Companies (Amendment) Act 2005.

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital US$'000	Share premium US$'000	Retained earnings/ (accumulated losses) US$'000	Share-based compensation reserve US$'000	Hedging and fair value reserves US$'000	Total equity US$'000
Balance at 31 December 2004	813,282	555,692	239,264	-	-	1,608,238
Effect of first time adoption of FRS 39	-	-	7,496	-	1,987	9,483
Opening balance at 1 January 2005	813,282	555,692	246,760	-	1,987	1,617,721
Cash flow hedges, net of tax	-	-	-	-	1,817	1,817
Net gain recognised directly in equity	-	-	-	-	1,817	1,817
Net profit for the financial period	-	-	498,406	-	-	498,406
Total gains recognised for the financial period	-	-	498,406	-	1,817	500,223
Employee equity compensation schemes:						
- value of employee services	-	-	-	8,013	-	8,013
- proceeds from shares issued	1,165	894	-	-	-	2,059
Dividends	-	-	(320,956)	-	-	(320,956)
Balance at 1 July 2005	814,447	556,586	424,210	8,013	3,804	1,807,060
Cash flow hedges, net of tax	-	-	-	-	370	370
Net gain recognised directly in equity	-	-	-	-	370	370
Net profit for the financial period	-	-	11,843	-	-	11,843
Total gains recognised for the financial period	-	-	11,843	-	370	12,213
Employee equity compensation schemes:						
- value of employee services	-	-	-	3,763	-	3,763
Dividends	-	-	(70,516)	-	-	(70,516)
Balance at 23 September 2005	814,447	556,586	365,537	11,776	4,174	1,752,520
Balance at 27 December 2003	798,527	552,535	(474,200)	-	-	876,862
Net profit for the financial period	-	-	441,491	-	-	441,491
Dividends	-	-	(26,318)	-	-	(26,318)
Issue of new ordinary shares	6,280	645	-	-	-	6,925
Balance at 25 June 2004	804,807	553,180	(59,027)	-	-	1,298,960
Net profit for the financial period	-	-	240,482	-	-	240,482
Dividends	-	-	(58,545)	-	-	(58,545)
Issue of new ordinary shares	6,670	1,381	-	-	-	8,051
Balance at 17 September 2004	811,477	554,561	122,910	-	-	1,488,948

1.(d)(ii) **Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.**

As at 23 September 2005, the Company's issued and paid-up capital comprised 1,453,475,876 (31 December 2004: 1,451,573,876) ordinary shares of S$1.00 each.

As at 31 December 2004, there were 19,731,000 outstanding options to subscribe for unissued ordinary shares of S$1 each exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 9 months ended 23 September 2005, 1,872,000 share options were exercised to take up unissued shares of the Company at the subscription price of between S$1.00 to S$2.14 per share and 681,000 were cancelled.

The Company allotted a total of 1,902,000 ordinary shares in respect of the options exercised, including 30,000 options exercised in 2004 for which shares were allotted only in 2005. As at 23 September 2005, there were no options exercised for which shares have yet to be allotted.

As at 23 September 2005, options to subscribe for 17,178,000 ordinary shares remain oustanding under the NOL SOP.

2. **Audit or Review of Figures**

The figures have not been audited but have been reviewed by PricewaterhouseCoopers in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

3. **Auditors' Report (including any qualifications or emphasis of matter)**

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

31 October 2005

Our ref : ASR2C/02512160-A001/KL/TSO(14)

Dear Sirs

NEPTUNE ORIENT LINES LIMITED AND ITS SUBSIDIARIES
REVIEW OF INTERIM FINANCIAL INFORMATION
FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED 23 SEPTEMBER 2005

We have performed a review on certain financial information of Neptune Orient Lines Limited set out in paragraph 1 as at 23 September 2005 and for the third quarter and nine-month period ended 23 September 2005. Such interim financial information has been prepared by the Company for announcement on the Singapore Exchange.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprises the balance sheet of the Company and the consolidated balance sheet of the Group as at 23 September 2005, and the related income statements, changes in equity and consolidated cash flows for the three-month and nine-month periods then ended. The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Singapore

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2004.

5.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

As disclosed in Q2 2005, the Group and the Company adopted the Financial Reporting Standards (FRS) below. The 2004 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement
FRS 102 Share-based Payment
FRS 104 Insurance Contracts
FRS 105 Non-current Assets Held for Sale and Discontinued Operations

The adoption of the above FRS did not have any significant financial impact on the Group and the Company except as discussed below:

(I) EFFECT OF CHANGES TO THE FINANCIAL STATEMENTS

	Group			Company		
	Increase/(Decrease) US$'000			Increase/(Decrease) US$'000		
Description of changes	**FRS 39 (revised 2004)** Note II (a)	**FRS 102 [10]** Note II (b)	**Total**	**FRS 39 (revised 2004)** Note II (a)	**FRS 102 [10]** Note II (b)	**Total**
Balance Sheet items at 23 September 2005						
Treasury shares	-	1,053	1,053	-	-	-
Retained earnings	5,041	(10,890)	(5,849)	5,794	(2,166)	3,628
Share-based compensation reserve	-	11,776	11,776	-	11,776	11,776
Hedging and fair value reserves	14,323	-	14,323	4,174	-	4,174
Cash and cash equivalents	-	73	73	-	-	-
Trade and other receivables	-	15	15	779	8,440	9,219
Derivative financial instruments (Current Assets)	19,329	-	19,329	-	-	-
Long term investments	8,226	-	8,226	8,017	-	8,017
Derivative financial instruments (Non-Current Assets)	31,813	-	31,813	31,813	-	31,813
Other non-current assets	37	-	37	37	-	37
Trade and other payables	-	1,425	1,425	-	-	-
Derivative financial instruments (Current Liabilities)	11,336	-	11,336	1,973	-	1,973
Borrowings (Non-Current Liabilities)	28,705	-	28,705	28,705	-	28,705
Income Statement items for period ended 23 September 2005						
Cost of sales	143	-	143	-	-	-
Other operating income	36	-	36	-	-	-
Administrative expenses	-	10,890	10,890	-	2,166	2,166
Finance costs	(498)	-	(498)	1,702	-	1,702
Net profit for the financial period	391	(10,890)	(10,499)	(1,702)	(2,166)	(3,868)
Basic Earnings per ordinary share (in US cents)	0.03	(0.75)	(0.72)			
Diluted Earnings per ordinary share (in US cents)	0.03	(0.75)	(0.72)			

[10] The adoption of FRS 102 did not result in any impact on the income statement for performance shares awarded as previously, the Group and the Company recognised an expense in the income statement for awards under the Performance Share Plan, determined by reference to the fair value of the performance shares at the date of award.

(II) DESCRIPTION OF CHANGES

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement

FRS 39 (revised 2004) and FRS 32 (revised 2004) have affected:

(i) Classification and consequential accounting of financial assets and financial liabilities

FRS 39 (revised 2004) requires all financial assets and liabilities to be classified into appropriate categories at initial recognition. The classification depends on the purpose for which the financial assets or liabilities were acquired or incurred. The categories and the respective subsequent measurement rules are as follows:

Financial assets or financial liabilities at fair value through profit or loss

The Group's (a) equity investments that are acquired principally for the purpose of selling in the short term, (b) derivative contracts that do not qualify for hedge accounting, (c) embedded derivative that is not closely related to the host contract, are classified in this category. These items are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses directly recognised in profit or loss.

The Group does not have any financial liability that is incurred for trading purpose or designated at inception under this category.

Previously, the equity investments for which the Group intended to sell in the short term were stated at the lower of cost and market value on an aggregated portfolio basis, with changes in market value included in the income statement. Derivatives entered into for hedging purpose are accounted for in a manner consistent with the accounting treatment of the hedged items. Otherwise, any gains or losses on derivatives are recognised in the income statement on a cash settlement basis.

5.(a) (II) DESCRIPTION OF CHANGES (continued)

(a) FRS 39 (revised 2004) Financial Instruments: Recognition and Measurement (continued)

(i) Classification and consequential accounting of financial assets and financial liabilities (continued)

Loans and receivables

These include the Group's trade and other receivables and cash and bank balances. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method, less impairment.

In the separate financial statements of the Company, loans to related parties are included in this category as well.

Previously, these items were stated at cost with accrued interest (if any), less provision for doubtful debts.

Available-for-sale financial assets

These include the Group's investments that are not classified in the two categories above, namely long-term equity investments. They are initially recognised at fair value and subsequently re-measured to fair value at the balance sheet date, with all gains and losses other than impairment losses taken to equity. Impairment losses are taken to the income statement in the period it arises. For equity investments that are classified under this category, subsequent reversal on impairment loss is recognised in equity. On disposal, gains and losses previously taken to equity are included in the income statement.

Previously, such investments of the Group were stated at cost less provision for diminution in value that was other than temporary, which was charged to the income statement when it arose. Any reversal of the provision was also included in the income statement.

Other financial liabilities

These are financial liabilities that are not held for trading nor designated at inception as fair value through profit or loss. These include the Group's trade and other payables, bank borrowings and issued bonds. They are initially recognised at fair value and subsequently re-measured at amortised cost using the effective interest method.

Previously, trade and other payables were stated at cost. Bank borrowings were stated at the proceeds received and transaction costs on borrowings were classified as deferred charges and amortised on a straight-line basis over the tenure of the borrowings.

(ii) Accounting for derivative financial instruments and hedging activities

FRS 39 (revised 2004) requires derivatives to be initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. The resulting gain and loss can be matched with offsetting loss or gain of the hedged item or deferred if hedge accounting is applied. The Group designates certain derivatives as either (1) hedges of fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

FRS 39 (revised 2004) also sets out certain conditions under which hedge accounting can be applied. If the conditions are not met, hedge accounting cannot be applied and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

The following are the accounting treatments of the types of hedges entered into by the Group:

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss.

Previously, fair value gains or losses (exclusive of accrued interest or settled amount) arising from derivatives entered into for hedging purpose were not accounted for. The carrying amount of hedged item was not adjusted for change in fair value attributable to hedged risk.

The Group has entered into the following derivative financial instruments to hedge its risks, namely:

(1) Cross currency interest rate swap that is (a) fair value hedge for the interest rate risk; and (b) cash flow hedge for the currency risk arising from the Group's issued bond. The cross currency interest rate swap involves the exchange of principal and fixed interest receipt in the foreign currency in which the issued bond is denominated, for principal and floating interest payment in the Group's functional currency.

(2) Interest rate collars that are cash flow hedges for the Group's exposure to interest rate risk on its borrowings. The interest rate collars combine the purchase of a cap and the sale of a floor within a specified range in which the interest rates will fluctuate. This results in insulating the Group against the risk of a significant rise in the floating rate, but limits the benefits of a drop in that floating rate.

(3) Bunker swaps that are cash flow hedges for the Group's exposure to price volatility risk of forecasted bunker fuel consumption. Bunker swaps allow the Group to purchase bunker fuel oil at variable price and swap them into fixed price.

(4) Foreign currency forward contracts that are cash flow hedges for the Group's exposure to foreign currency risks arising from forecast or committed expenses. Foreign currency fowards are agreements to buy or sell fixed amounts of foreign currency at agreed exchange rates to be settled in the future.

5.(a) **(II) DESCRIPTION OF CHANGES (continued)**

(b) FRS 102 Share-based Payment

FRS 102 has resulted in a change in the accounting policy for share-based payments.

(i) Equity-settled, share-based compensation plans

The NOL Share Option Plan and Performance Share Plan are considered as equity-settled, share-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in equity for share options granted or performance shares awarded under these plans after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by reference to the fair value of the share options/performance shares at the date of the grant/award and the number of share options/performance shares to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options/performance shares that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period.

NOL Share Option Plan

Previously, the provision of share options to employees did not result in any charge in the income statement. The Group and Company recognised an increase in share capital and share premium when the share options were exercised.

Performance Share Plan

Previously, the Group and the Company recognised an expense in the income statement with a corresponding increase in liability for performance shares awarded under this plan.

(ii) Cash-settled, share-based compensation plans

The Replacement Right Plan and Staff Share Ownership Scheme are considered as cash-settled, shared-based compensation plans.

FRS 102 requires the Group and the Company to recognise an expense in the income statement with a corresponding increase in liability for replacement rights awarded under the *Replacement Right Plan after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognised as an expense in the income statement is determined by* reference to the fair value of the replacement rights at the date of the award and the number of replacement rights to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to liability over the remaining vesting period. Until the settlement of the replacement rights, the fair value shall be remeasured at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement and a corresponding adjustment to liability for the period.

FRS 102 and revised INT FRS 12 require the Group to consolidate the employee benefit trust set up for the purpose of the Company's share-based payment arrangement under the Staff Share Ownership Scheme. Arising from the consolidation of the trust, the Company's shares held by the trust will be accounted for as "Treasury Shares" in accordance with FRS 32 (revised 2004).

Replacement Right Plan

Previously, the same accounting treatment has been applied by the Group and the Company for replacement rights awarded under this plan.

Staff Share Ownership Scheme

Previously, the Group and Company recognised an expense in the income statement when contributions are payable to the employee benefit trust. Under the Staff Share Ownership Scheme, all contributions collected by the employee benefit trust are used to buy the shares of the Company.

5.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

6.

GROUP	**YTD 2005**	**YTD 2004**	**Q3 2005**	**Q3 2004**
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue	44.06 US cts	40.92 US cts	17.10 US cts	16.19 US cts
b) On a fully diluted basis (detailing any adjustments made to the earnings)	43.94 US cts	40.82 US cts	17.06 US cts	16.14 US cts

7. **Net Asset Value**

	Group			Company		
	23 Sept 2005 US$	31 Dec 2004 US$	Inc / (Dec) %	23 Sept 2005 US$	31 Dec 2004 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	1.69	1.50	12.67	1.21	1.11	9.01

YTD : Year to Date

8. **Review of the Performance of the Group**

YTD 2005 vs YTD 2004

The NOL Group recorded a 15% increase in revenue to US$5.26 billion (YTD 2004: US$4.56 billion) and a 9% increase in net profit to US$640.3 million (YTD 2004: US$587.6 million), with both the Liner and Logistics businesses reporting higher revenues and profits.

Q3 2005 vs Q3 2004

The Group recorded a 13% increase in revenue to US$1.76 billion (Q3 2004: US$1.56 billion) due to operational improvements in both the Liner and Logistics businesses.

The Group achieved a net profit of US$248.6 million compared with US$233.5 million for the same period in 2004, an improvement of 6%. The Liner business was the main contributor to the Group's net profit for the current quarter.

		Q3 2005 US$'m	Q2 2005 US$'m	Q1 2005 [11] US$'m	Q3 2004 US$'m	Q2 2004 US$'m	Q1 2004 [11] US$'m
(a)	**Revenue**						
	Liner	1,456	1,387	1,481	1,276	1,172	1,231
	Logistics	303	296	317	271	263	288
	Others	25	26	29	26	33	55
	Elimination	(22)	(20)	(23)	(16)	(18)	(21)
	Total	**1,762**	**1,689**	**1,804**	**1,557**	**1,450**	**1,553**
(b)	**Core EBIT [12]**						
	Liner	243	202	201	248	192	179
	Logistics	17	12	16	14	7	6
	Others	4	(4)	(1)	-	8	(3)
	Total [13]	**264**	**210**	**216**	**262**	**207**	**182**

[11] Quarter 1 is 14 weeks while Quarter 2 and 3 are 12 weeks each.

[12] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[13] Includes US$28 million in adjusted provisions for staff bonus and stock option expenses (with the adoption of FRS 102) for YTD Q3 2005.

(c) **Analysis by Business Units**

(c)(i) **Liner**

YTD 2005 vs YTD 2004

APL Liner recorded total revenue of US$4.32 billion during the first nine months of 2005. This represents an 18% increase YoY, on the back of increases in both volume levels and average revenues per FEU.

YTD volumes totalled 1.42 million FEUs, a 13% increase over the same period last year. The Intra-Asia and Asia-Europe trades recorded the strongest volume growth in this period, with volume improvements of 22% and 15% respectively.

Freight revenue YTD averaged US$2,825/FEU, 6% higher than the YTD 2004 average rate of US$2,677/FEU.

YTD, the Liner business achieved Core EBIT of US$646 million, an improvement of 4% or US$27 million YoY. Higher revenues were offset to an extent by higher operational expenses, especially in the areas of fuel and land transportation costs.

Q3 2005 vs Q3 2004

Q3 2005 revenues were US$1,456 million, a 14% improvement over the same period last year, boosted by both increased volumes and higher rates.

Liner volumes in Q3 2005 totalled 462 thousand FEUs, an 11% QoQ increase. The volume improvement reflects continuing demand growth on the key tradelanes of the Trans-Pacific, Intra-Asia and Asia-Europe and increased headhaul capacity from the delivery of new vessels.

Freight revenue per FEU averaged US$2,942, representing a 3% QoQ increase over Q3 2004's average revenue of US$2,866/FEU. This reflected continued yield management and cost recovery initiatives.

Core EBIT of US$243 million in Q3 2005 was 2%, or US$5 million, lower than the corresponding quarter last year. This was due largely to significantly higher fuel prices and higher land transportation costs.

APL Q3 RESULTS 2005 and 2004
Unaudited

	Q3 2005	Q2 2005	Q1 2005 [14]	Q3 2004	Q2 2004	Q1 2004 [14]
Load Factors %						
Trans-Pacific East Bound	97%	96%	91%	100%	100%	94%
Trans-Pacific West Bound	65%	78%	79%	67%	78%	88%
Trans-Pacific Trade	**84%**	**89%**	**86%**	**87%**	**92%**	**92%**
Latin America - North Bound	85%	87%	83%	77%	76%	77%
Latin America - South Bound	74%	81%	75%	89%	83%	75%
Latin America Trade	**80%**	**84%**	**79%**	**83%**	**80%**	**76%**
Asia-Europe	102%	101%	98%	102%	100%	99%
Europe-Asia	94%	99%	94%	96%	101%	95%
Asia-Europe Trade	**98%**	**101%**	**96%**	**99%**	**101%**	**97%**
Trans-Atlantic - East Bound	93%	91%	94%	88%	85%	76%
Trans-Atlantic - West Bound	101%	99%	96%	101%	101%	89%
Trans-Atlantic Trade	**97%**	**95%**	**95%**	**95%**	**93%**	**83%**
Volume (000s FEU)						
Americas						
Trans-Pacific	175	166	177	162	151	175
Latin America	32	33	37	31	33	36
	207	199	214	193	184	211
Europe						
Asia-Europe	90	90	98	80	75	86
Trans-Atlantic	29	29	32	27	26	26
	119	119	130	107	101	112
Asia/Middle East						
Intra-Asia	136	143	155	118	119	119
Total Volume	**462**	**461**	**499**	**418**	**404**	**442**
Operating Expenses (US$'m)						
Americas						
Trans-Pacific	612	579	637	547	498	546
Latin America	101	104	111	90	90	98
	713	683	748	637	588	644
Europe						
Asia-Europe	210	212	223	171	166	182
Trans-Atlantic	72	71	82	60	61	61
	282	283	305	231	227	243
Asia/Middle East						
Intra-Asia	218	219	227	160	165	165
Total Operating Expenses	**1,213**	**1,185**	**1,280**	**1,028**	**980**	**1,052**
Analysis of Expenses (US$'m)						
Operating Cost	1,044	1,014	1,099	881	835	894
General and Administrative	117	121	122	98	96	104
Depreciation and Amortisation	51	50	59	49	48	55
Others [15]	1	-	-	-	1	(1)
Total Operating Expenses	**1,213**	**1,185**	**1,280**	**1,028**	**980**	**1,052**

[14] Quarter 1 is 14 weeks while Quarter 2 and 3 are 12 weeks each.

[15] Others consists of minority interest and share of results of associated companies and joint ventures.

(c)(ii) **Logistics**

YTD 2005 vs YTD 2004

APL Logistics achieved an 11% YoY increase in total revenue to US$916 million, with higher volumes across all Logistics lines of business. International Services continued to lead this growth.

Core EBIT increased US$18 million, or 67% on the back of improved operational efficiency resulting in higher margins.

Q3 2005 vs Q3 2004

Q3 2005 revenues totalled US$303 million, an increase of US$32 million or 12%, over the same period last year. Core EBIT was US$3 million or 21% higher QoQ, with the profit improvement led mainly by the International Services business line.

APLL Q3 RESULTS 2005 and 2004

Unaudited

US$ millions

	Q3 2005	Q2 2005	Q1 2005 [16]	Q3 2004	Q2 2004	Q1 2004 [16]
BY REGION						
Revenue						
Americas	198	206	225	185	193	207
Europe	48	44	41	37	31	40
Asia/Middle East	57	46	51	49	39	41
Total Revenue	303	296	317	271	263	288
BY BUSINESS SEGMENT						
Revenue						
Contract Logistics Services	190	201	219	181	191	206
International Services	113	95	98	90	72	82
Total Revenue	303	296	317	271	263	288
Operating Expenses						
Contract Logistics Services	186	195	213	178	189	203
International Services	100	89	88	80	67	79
Total Operating Expenses	286	284	301	258	256	282
Core EBIT [17]						
Contract Logistics Services	4	6	6	4	2	3
International Services	13	6	10	10	5	3
Total Core EBIT	17	12	16	14	7	6
Analysis of Expenses						
Operating Cost	242	240	256	218	216	238
General and Administrative	41	40	41	36	37	39
Depreciation and Amortisation	3	3	3	3	3	4
Others [18]	-	1	1	1	-	1
Total Operating Expenses	286	284	301	258	256	282

[16] Quarter 1 is 14 weeks while Quarter 2 and 3 are 12 weeks each.

[17] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[18] Others consists of minority interest and share of results of associated companies and joint ventures.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Group

Demand for our high quality services is likely to remain healthy for the rest of 2005. The NOL Group expects to achieve a good full year performance for 2005, barring any unforeseen circumstances.

Going forward, we expect the business environment to remain challenging with continuing cost pressures and an easing of the tightness in global container capacity. Our focus continues to be on optimising asset utilisation, yield management and managing cost pressures, as well as growing and further integrating our Liner and Logistics businesses.

11. **Dividend**

11.(a) **Any dividend recommended for the current financial period reported on?**

Nil

11.(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Nil

11.(c) **Date payable**

N.A.

11.(d) **Books closure date**

N.A.

11.(e) **If no dividend has been declared (recommended), a statement to that effect.**

No dividend has been declared or recommended for the current financial period.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**YTD 2005 US$'000**	**YTD 2004 US$'000**	**Q3 2005 US$'000**	**Q3 2004 US$'000**
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	9,369	-	-	-
PSA Corporation Limited and its associates	63,631	66,068	19,620	16,820
SembCorp Marine Ltd and its associates	541	976	3	25
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	3,176	2,792	954	935

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**YTD 2005 US$'000**	**YTD 2004 US$'000**	**Q3 2005 US$'000**	**Q3 2004 US$'000**
Transactions for the Sale of Goods and Services				
CWT Distribution Limited and its associates	-	1,511	-	739
Keppel Telecommunications & Transportation Limited and its associates	881	952	322	316
PSA Corporation Limited and its associates	1,069	440	415	199
SembCorp Industries Limited and its associates	-	62	-	62
SembCorp Marine Ltd and its associates	238	1,154	12	136
SNP Corporation Ltd and its associates	86	-	86	-
Transactions for the Purchase of Goods and Services				
CapitaLand Limited and its associates	-	89	-	30
Keppel Telecommunications & Transportation Limited and its associates	536	347	96	100
Pacific Internet Limited and its associates [19]	67	79	67	79
PSA Corporation Limited and its associates	4,575	3,911	1,273	1,170
Singapore Petroleum Company Limited and its associates	17,962	12,748	8,683	2,364
Treasury Transactions				
SembCorp Marine Ltd and its associates [20]	-	32,128	-	32,128

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[19] Purchases from subsidiary of Pacific Internet Limited: Safe2Travel Pte Ltd.
[20] Purchase of all the Fixed Rate Junior Mortgage-Backed Bonds Due 2009 issued by Chenab Investments Ltd from SembCorp Marine Ltd.

YTD : Year to Date

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 31 October 2005

Press Release

DEMAND-DRIVEN GROWTH CONTINUES IN 3Q05

Singapore, 31 October 2005: - Global transportation and logistics company, Neptune Orient Lines (NOL), today reported net profits[1] of US$249 million in the third quarter (3Q), up 6% YoY. This brings total earnings for the first nine months of 2005 to US$640 million, a 9% year-on-year (YoY) increase.

Revenues for the year-to-date (YTD) increased 15% YoY to US$5.3 billion, while Core Earnings Before Interest Expense, Tax and Non-Recurring Items (EBIT) was US$690 million in the same period, representing a 6% YoY growth.

KEY FINANCIAL / PERFORMANCE HIGHLIGHTS

	YTD05	YTD04	Change	3Q05	3Q04	Change
Revenue (US$m)	5,255	4,560	15%	1,762	1,557	13%
Core EBIT (US$m)	690[3]	651	6%	264	262	1%
Net profit before NRI (US$m)[1]	615	567	8%	239	231	3%
NRI (US$m)[2]	25	21	19%	10	3	233%
Net profits (US$m)	640	588	9%	249	234	6%
EPS (US cts per share)	44.06	40.92	8%	17.10	16.19	6%
Ending no. of shares (m)	1,453	1,449	-	1,453	1,449	-

[1] Net profits refer to amounts attributable to equity holders ie. shareholders, excluding minority interest
[2] NRI = Non-Recurring Items
[3] Includes US$28 million in adjusted provisions for staff bonus and stock option expenses (with the adoption of FRS 102) for YTD05

YTD05 OPERATING PERFORMANCE

Mr David Lim, Group President and CEO, said, "The third quarter net profit of US$249 million was achieved despite rising bunker fuel costs, which were US$62 million higher than in the same quarter last year. Our liner and logistics services continued to benefit from growth in demand. We are carefully managing our costs, and our margins are at good levels despite ongoing cost pressures, particularly from fuel prices.

"Both the Liner and Logistics businesses reported higher revenues and profits for the nine months, with Logistics continuing to steadily improve its contribution. We continue to look for opportunities to expand and further integrate our Liner and Logistics businesses, with the aim of constantly improving our service offering for customers."

Liner

APL, NOL's Liner business, achieved an 18% increase in YTD revenues to US$4.3 billion. This was achieved on the back of increases in both volume levels and average revenues per FEU (forty-foot equivalent unit).

Container volumes totalled 1.4 million FEUs during the first nine months of the year, a 13% YoY increase. Continuing demand growth for APL's high quality services kept utilisation rates high. Volumes were also assisted by a 15% increase in headhaul capacity from the delivery of five new vessels this year. Revenues per FEU increased 6% YoY, reflecting both rate improvements and a continuing focus on improving yields and mix.

APL achieved Core EBIT of US$646m for the nine months, a 4% increase over the corresponding period last year.

Mr Ron Widdows, APL CEO, said, "In a significantly more challenging business environment marked by cost pressures from rising oil prices, APL has continued to produce strong returns.

"We have maintained our focus on making sure we have the right business mix to make the best use of our assets whilst ensuring we provide high quality services which meet the expanding needs of our customers."

Sharply higher fuel prices and increases in the cost of inland transportation services (which were also impacted by fuel costs), drove a 7% increase in overall Liner costs per unit during the first nine months of 2005. In addition, charter expenses, as a result of higher charter rates, were US$25 million more than for the same period last year, and are expected to be US$33 million higher for the full year. (See below for details of the fuel cost impact.)

APL has an ongoing focus on cost management targeted at identifying savings to offset fuel and other cost pressures. Cost management initiatives resulted in reductions totalling US$21 million for YTD05.

Logistics

APL Logistics achieved an 11% YoY increase in revenues during the first nine months of the year, to US$916 million, with continued growth in both the International Services and Contract Logistics business lines.

For the year to-date, Logistics' Core EBIT increased 67% to US$45 million, and margins were improved.

Mr David Lim said, "APL Logistics has continued its steady progress. The margin improvements achieved by APL Logistics over the nine months add to the positive uptrend seen over the past two years. While all of the main lines of business reported higher revenues, the International Services unit continues to lead our growth.

"Earlier this month Brian Lutt was appointed to lead APL Logistics. With the benefit of Brian's broad experience and deep knowledge of Asian markets, we will sharpen our focus on growing APL Logistics, offering integrated services and solutions in tandem with the APL Liner business."

BALANCE SHEET

Healthy operating cash flows on the back of the strong profit performance in the year to date have strengthened the balance sheet further. The Group is in a net cash position.

Capital expenditure during the nine months was US$170 million, the bulk of which was for new container equipment. Total capital expenditure for the full year is expected to total US$304 million.

FUEL AND CURRENCY EXPOSURES

The Group's bunker costs were US$136 million higher YoY for the first nine months of 2005, a result of sharply higher fuel prices as well as overall business expansion, including additional vessels and service patterns. In the third quarter bunker costs were US$62 million higher than in third quarter 2004. Approximately 50% of the Group's increased fuel exposures are recoverable through Bunker Adjustment Factor (BAF) provisions. NOL Group continues to maintain a policy of hedging about 40% of 12 month forward bunker exposures to minimise the risk of sudden changes to bunker costs.

NOL Group's revenues and costs are largely denominated in US$. The Group's net exposure for the year to date to other major currencies in which local operating costs are incurred - the Euro, Japanese Yen, Hong Kong Dollar, Singapore Dollar, Chinese Yuan, Korean Won, Canadian Dollar, British Pound and Australian Dollar - is estimated to be about US$700 million. These exposures were about 80% hedged as at the end of September 2005.

GROUP OUTLOOK

Demand for our high quality services is likely to remain healthy for the rest of 2005. The NOL Group expects to achieve a good full year performance for 2005, barring any unforeseen circumstances.

Going forward, we expect the business environment to remain challenging with continuing cost pressures and an easing of the tightness in global container capacity. Our focus continues to be on optimising asset utilisation, yield management and managing cost pressures, as well as growing and further integrating our Liner and Logistics businesses.

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr. David Goodwin
Vice President Corporate Affairs
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
david_goodwin@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, integrated supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global logistics and transportation company. APL Logistics Web site: www.apllogistics.com

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Nov-2005 17:14:51
Announcement No.	00043

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 10, 2005
Description	Attached is the operating performance for the 4 weeks (Period 10) between 24 September 2005 to 21 October 2005.
Attachments:	NOL_Operating_Performance_for_P10_2005.pdf Total size = **38K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

14 November 2005

NOL's operating performance year-to-date (YTD) 2005 and for the 4 weeks (Period 10) from 24 September 2005 to 21 October 2005 are as follows:

	YTD 2005	YTD 2004	% Change*	Period 10, 2005	Period 10, 2004	% Change *
Liner						
a) Volume (FEU)	1,578,400	1,405,300	12	156,200	141,000	11
b) Average Revenue Per FEU (US$/FEU)	2,836	2,696	5	2,936	2,867	2
Logistics**						
a) Revenue by Biz Segments (US$'000)						
Contract Logistics Services	685,400	645,600	6	75,000	68,100	10
International Services	344,800	273,600	26	38,900	29,900	30

** Summation may not add up due to rounding;*
*** Revenues have been reclassified between Contract Logistics Services and International Services*

Liner: YTD volumes shipped increased 12% YoY while Period 10 (P10) volumes increased 11% YoY. YTD and P10 average revenues per FEU increased 5% and 2% respectively compared to the same period last year.

Logistics: P10 logistics revenues registered a 16% YoY increase, bringing YTD revenues to US$1.03 billion. International Services' revenues continued to lead this growth, registering a 30% YoY increase in P10.

Note : Period 1 and Period 12 encompass a 6-week period. Reported volumes for these periods should be adjusted to a normalised 4-week period for meaningful comparisons.

APL Average Revenue per FEU (updated as at Period 10, 2005)



APL Average Revenue per FEU (2002-2005)
3,000
2,500
2,000
1,500
US$/FEU
Period 10, 2005
Y-o-Y : +2%
P1 02 P2 02 P3 02 P4 02 P5 02 P6 02 P7 02 P8 02 P9 02 P10 02 P11 02 P12 02 P1 03 P2 03 P3 03 P4 03 P5 03 P6 03 P7 03 P8 03 P9 03 P10 03 P11 03 P12 03 P1 04 P2 04 P3 04 P4 04 P5 04 P6 04 P7 04 P8 04 P9 04 P10 04 P11 04 P12 04 P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05
Period

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	07-Dec-2005 07:24:26
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION OF S$1.34 BILLION
Description	Attached are copies of the Company's Announcement and Press Release on the above subject
Attachments:	Announcement.pdf

PressRelease.pdf
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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

A N N O U N C E M E N T

PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION OF S$1.34 BILLION

1. INTRODUCTION

The Board of Directors of Neptune Orient Lines Limited ("**NOL**" or the "**Company**") wishes to announce a capital reduction exercise (the "**Capital Reduction**") to be carried out by the Company pursuant to Section 73 of the Companies Act to effect a cash distribution (the "**Cash Distribution**") by the Company to the Shareholders of S$0.92 in cash for each ordinary share of S$1.00 in the capital of the Company (a "**Share**") held as at a books closure date to be determined by the Directors of the Company (the "**Books Closure Date**").

2. THE CAPITAL REDUCTION

2.1 **The Proposed Capital Reduction.** The Capital Reduction is proposed to be effected by (i) reducing the amounts originating from the share premium account of the Company, and (ii) allotting and issuing and thereafter immediately cancelling ordinary shares in the capital of the Company which are to be capitalised from the retained earnings of the Company. Based on the issued share capital of the Company of approximately S$1,453 million comprising approximately 1,453 million Shares as at 6 December 2005 (the "**Latest Practicable Date**", being the latest practicable date prior to the date of this Announcement), an aggregate amount of approximately S$1.34 billion will be returned to Shareholders pursuant to the Capital Reduction, of which an amount of approximately S$0.93 billion will originate from the share premium account of the Company, and an amount of approximately S$0.41 billion will originate from the retained earnings of the Company.

The Capital Reduction will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction.

2.2 **Options and Awards**. The Company has granted share options (the "**Options**") under the NOL Share Option Plan (the "**Share Option Plan**") which are exercisable into Shares. The Company has also granted awards of Shares (the "**Awards**") under the NOL Performance Share Plan 2004 pursuant to which the Company may, subject to conditions being fulfilled, deliver Shares, free of payment, to the holders of such Awards, either in the form of new Shares or existing Shares, upon the vesting of the Awards, or pay cash, rather than deliver Shares.

The actual amount of the aggregate Cash Distribution to be paid pursuant to the Capital

Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options and the vesting of Awards described above, on or before the Books Closure Date.

2.3 **Funds for the Capital Reduction.** The Capital Reduction will be made out of existing cash, or near cash resources, and where appropriate, proceeds from the drawdown of credit facilities made or to be made available to the Company. The Directors are of the opinion that the aggregate Cash Distribution amount of approximately S$1.34 billion to be returned under the Capital Reduction is not required by the Company to support its foreseeable near term cash needs.

2.4 **Illustration.** The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date:

	Shareholder with 1,000 Shares
Position pre-Capital Reduction	
Shares currently held	1,000
Position post-Capital Reduction	
Cash Distribution received (S$)	920
Shares held post-Capital Reduction	1,000

In summary, Shareholders will receive a Cash Distribution of S$920 for every 1,000 Shares held as at the Books Closure Date, while maintaining the same shareholding in the Company.

3. BACKGROUND TO THE CAPITAL REDUCTION

The financial performance of the Company and its subsidiaries (the "**Group**") over the past three years has been strong and over that time NOL's balance sheet has strengthened. As at 23 September 2005, the Group had a net cash position of US$190 million.

The Company regularly reviews its capital structure. The Capital Reduction and Cash Distribution will allow the Group to achieve a more efficient capital structure and to reward Shareholders for their loyalty and support.

The Cash Distribution has been determined after taking into account, amongst other factors, the shareholders' equity of the Company, the Group's current cash flow generation, current working capital requirements and current financing facilities, and after setting aside sufficient reserves to meet foreseeable contingencies. The Group's balance sheet, following the Capital Reduction, is expected to remain strong. The financial resources available to the Group will be sufficient for its foreseeable near term operating and investment needs and to meet its budgeted capital expenditures in 2006, which are estimated to be approximately US$400 million.

As a global cargo transportation and logistics business, the Group is committed to growing its operations, both organically and by pursuing acquisitions that create value, to meet the foreseeable near term and long term needs of customers and its commitments to partners.

In view of the Cash Distribution, which is significantly higher than NOL's dividend policy, the Company does not anticipate paying out any further dividend for the financial year ending 30 December 2005. The Company remains committed to its stated dividend policy in future years, which is to pay the higher of an annual dividend of eight Singapore cents per share net, or a full year dividend payment of 20 per cent. of net profits.

The Directors have proposed to effect the Capital Reduction as described above so as to avoid any cancellation of Shares, thereby allowing each Shareholder to hold the same number of Shares and maintain the same proportionate shareholding in the Company.

4. FINANCIAL EFFECTS OF THE CAPITAL REDUCTION

For illustrative purposes only, the financial effects of the Capital Reduction, based on the unaudited financial statements of the Group and the Company as at 23 September 2005, are set out below. The following assumptions have been made for the purposes of illustrating the financial effects of the Capital Reduction in this paragraph:

(a) appropriation of S$0.64 per Share originating from the share premium account of the Company;

(b) appropriation of S$0.28 per Share originating from the retained earnings of the Company;

(c) a spot rate of US$1 = S$1.70; and

(d) the total number of issued and fully paid-up Shares held as at 23 September 2005 being 1,453,475,876 Shares.

Share Capital

The Capital Reduction will have no effect on the share capital of the Company as the Capital Reduction will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction.

Shareholders' Equity

The proforma financial effects of the Capital Reduction on the shareholders' equity of the Group and the Company as at 23 September 2005 are as follows:

	GROUP		COMPANY		
(US$'000)	As at 23 September 2005	Proforma after the Capital Reduction	As at 23 September 2005	Adjusted before the Capital Reduction [1]	Proforma after the Capital Reduction
Share capital	814,447	814,447	814,447	814,447	814,447
Share premium	556,586	9,395	556,586	556,586	9,395
Treasury shares	(1,053)	(1,053)	-	-	-
Foreign currency translation reserve	2,782	2,782	-	-	-
Retained earnings	1,059,268	819,872	365,537	964,537	725,141
Share-based compensation reserve	11,776	11,776	11,776	11,776	11,776
Hedging and fair value reserves	14,323	14,323	4,174	4,174	4,174
Shareholders' equity	2,458,129	1,671,542	1,752,520	2,351,520	1,564,933

Note:

(1) Adjusted for the payment of interim dividends of US$599 million as declared on 28 October 2005 by APL (Bermuda) Ltd, a wholly-owned subsidiary of the Company, to the Company assuming this was effected on 23 September 2005.

Net Tangible Assets

The proforma financial effects of the Capital Reduction on the net tangible assets ("**NTA**") of the Group and the NTA per Share as at 23 September 2005 are as follows:

	GROUP	
	As at 23 September 2005	Proforma after the Capital Reduction
NTA (US$'000)	2,279,957	1,493,370
Number of issued and paid-up Shares ('000)	1,453,476	1,453,476
NTA per Share (US$)	1.57	1.03

Net Gearing

The proforma financial effects of the Capital Reduction on the net gearing of the Group as at 23 September 2005 are as follows:

	GROUP	
	As at 23 September 2005	**Proforma after the Capital Reduction**
Net (cash and cash equivalents)/ Borrowings[1] (US$'000)	(190,101)	596,486
Shareholders' Equity (US$'000)	2,458,129	1,671,542
Net Gearing[1] (times)	(0.08)	0.36

Notes:

[1] For the purposes of the above calculations:

"Net (cash and cash equivalents)/borrowings" means the aggregate borrowings arising from secured and unsecured bank loans and secured finance lease liabilities, net of cash and cash equivalents; and

"Net Gearing" means the ratio of net (cash and cash equivalents)/borrowings to the shareholders' equity.

Return on Equity

The proforma financial effects of the Capital Reduction on the return on equity of the Group as at 23 September 2005 are as follows:

	GROUP	
	As at 23 September 2005	**Proforma after the Capital Reduction**
Net profit after tax and minority interest (US$'000)	640,261	640,261
Average shareholders' equity [1] (US$'000)	2,318,897	1,925,604
Return On Equity (%)	27.6	33.2

Notes:

[1] For the purposes of the above calculations, "Average shareholders' equity" means the average of shareholders' equity as at 1 January 2005 and 23 September 2005.

5. APPROVALS

5.1 **Conditions.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of the Shareholders by way of a special resolution for the Capital Reduction at an Extraordinary General Meeting of Shareholders ("**EGM**") to be convened;

(b) the approval of the High Court of the Republic of Singapore for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

5.2 **SGX-ST.** An application has been made by the Company to obtain the SGX-ST's approval for the Capital Reduction and the Cash Distribution.

5.3 **Order of Court.** A copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

5.4 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution of S$0.92 per Share held as at the Books Closure Date will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to Shareholders by 21 February 2006.

6. GENERAL

A circular containing further details of the Capital Reduction and convening the EGM for the purpose of seeking Shareholders' approval for the Capital Reduction will be despatched to Shareholders in due course.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)

NOL

Press Release

NOL ANNOUNCES CAPITAL REDUCTION AND S$1.34 BILLION CASH DISTRIBUTION TO SHAREHOLDERS

7 December 2005:- The Board of Directors of Neptune Orient Lines Limited ("NOL") announced today a proposal for a capital reduction exercise that will result in a cash distribution of S$0.92 per share to shareholders. The capital reduction exercise will not involve any cancellation of shares held by shareholders.

Based on the issued share capital of the Company, currently comprising approximately 1,453 million shares, an aggregate amount of approximately S$1.34 billion is proposed to be returned to shareholders.

The financial performance of the Group over the past three years has been strong and over that time NOL's balance sheet has strengthened. As at 23 September 2005, the Group had a net cash position of US$190 million.

The Company regularly reviews its capital structure. The capital reduction and cash distribution will allow the Group to achieve a more efficient capital structure and to reward shareholders for their loyalty and support.

The Group's balance sheet, following the capital reduction, is expected to remain strong. The financial resources available to the Group will be sufficient for its foreseeable near term operating and investment needs and to meet its budgeted capital expenditures in 2006, which are estimated to be approximately US$400 million.

As a global cargo transportation and logistics business, the Group is committed to growing its operations, both organically and by pursuing acquisitions that create value, to meet the foreseeable near term and long term needs of customers and its commitments to partners.

NOL Chairman, Mr Cheng Wai Keung, said: "Our proposal will improve the efficiency of NOL's capital structure, maintain a strong balance sheet to support the Group's future growth, and at the same time reward our shareholders."

"Upon completion of this initiative, NOL will have returned over S$2.12 billion to shareholders by way of dividends and cash distributions over a two-year period."

In view of the cash distribution, which is significantly higher than NOL's dividend policy, the Company does not anticipate paying out any further dividend for the financial year ending 30 December 2005. The Company remains committed to its stated dividend policy in future years, which is to pay the higher of an annual dividend of eight Singapore cents per share net, or a full year dividend payment of 20 per cent. of net profits.

NOL Group President and CEO, Mr David Lim, said: "Going forward, the strength of NOL's balance sheet will enable us to continue to undertake strategic investments to grow both our liner shipping and logistics businesses."

Additional Information about the Proposal

Shareholders will be requested to vote on the proposal at an Extraordinary General Meeting tentatively scheduled to be held in Singapore on Tuesday, 3 January 2006. The proposal is also subject to approvals by the High Court of Singapore and all other relevant approvals and consents being obtained.

If approved, the capital reduction is expected to become effective at close of business on 27 January 2006, with shareholders thereafter to receive the proceeds of the cash distribution by 21 February 2006.

The cash distribution has been determined after taking into account, amongst other factors, the shareholders' equity of the Company, the Group's current cash flow generation, current working capital requirements and current financing facilities, and after setting aside sufficient reserves to meet foreseeable contingencies.

The capital reduction will be made out of existing cash, or near cash resources, and where appropriate, proceeds from the drawdown of credit facilities made or to be made available to the Company. The Directors are of the opinion that the aggregate cash distribution amount of approximately S$1.34 billion to be returned under the capital reduction is not required by the Company to support its foreseeable near term cash needs.

The Directors have proposed to effect the capital reduction so as to avoid any cancellation of shares, thereby allowing each shareholder to hold the same number of shares and maintain the same proportionate shareholding in the Company.

Media Enquiries:

Mr. David Goodwin
Vice President Corporate Affairs
Telephone: (65) 6371 5022
Facsimile: (65) 6371 5913
david_goodwin@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	12-Dec-2005 17:17:58
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 11, 2005
Description	Attached is the operating performance for the 4 weeks (Period 11) between 22 October 2005 to 18 November 2005.
Attachments:	NOL_Operating_Performance_for_P11_2005.pdf Total size = **38K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

12 December 2005

NOL's operating performance year-to-date (YTD) 2005 and for the 4 weeks (Period 11) from 22 October 2005 to 18 November 2005 are as follows:

	YTD 2005	YTD 2004	% Change*	Period 11, 2005	Period 11, 2004	% Change *
Liner						
a) Volume (FEU)	1,726,200	1,548,100	12	147,800	142,900	3
b) Average Revenue Per FEU (US$/FEU)	2,842	2,704	5	2,912	2,783	5
Logistics**						
a) Revenue by Biz Segments (US$'000)						
Contract Logistics Services	760,200	715,200	6	74,800	69,600	7
International Services	381,000	303,300	26	36,200	29,700	22

** Summation may not add up due to rounding;*
*** Revenues have been reclassified between Contract Logistics Services and International Services*

Liner: YTD volumes shipped increased 12% YoY while Period 11 (P11) volumes increased 3% YoY. YTD and P11 average revenues per FEU both rose 5% compared to the corresponding period last year.

Logistics: P11 revenues grew 12% YoY, which boosted YTD revenues to US$1.14 billion. International Services' revenues continued to lead this growth, registering a 22% YoY increase in P11.

Note : Period 1 and Period 12 encompass a 6-week period. Reported volumes for these periods should be adjusted to a normalised 4-week period for meaningful comparisons.

APL Average Revenue per FEU (updated as at Period 11, 2005)



APL Average Revenue per FEU (2002-2005)
3,000
2,500
2,000
1,500
US$/FEU
Period 11, 2005
Y-o-Y : +5%
P1 02
P2 02
P3 02
P4 02
P5 02
P6 02
P7 02
P8 02
P9 02
P10 02
P11 02
P12 02
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
Period

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	11-Jan-2006 18:54:40
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Capital Reduction and Cash Distribution
Description	Attached is our Company's announcement relating to the above.
Attachments:	Proposed_Capital_Reduction_and_Cash_Distribution_11Jan06.pdf Total size = **24K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 196800632D

ANNOUNCEMENT

PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

1. CONFIRMATION OF THE CAPITAL REDUCTION

1.1 **Confirmation.** The Board of Directors of Neptune Orient Lines Limited ("**NOL**" or the "**Company**") is pleased to announce that the Capital Reduction was confirmed by the Court today. The Capital Reduction will become effective when a copy of the Order of Court confirming the Capital Reduction has been lodged with the Registrar of Companies and Businesses of Singapore for registration. The Company intends to lodge the said Order of Court on 27 January 2006.

1.2 **Definitions**. Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular (the "**Circular**") dated 12 December 2005, which was dispatched to Shareholders.

2. NOTICE OF BOOKS CLOSURE

2.1 **Notice of Books Closure. Notice is hereby given** that, following confirmation by the Court today of the Capital Reduction, the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on 27 January 2006 (the "**Books Closure Date**") up to and including 31 January 2006 for the purpose of determining the entitlements of Shareholders to the Cash Distribution pursuant to the Capital Reduction.

3. ADMINISTRATIVE PROCEDURES FOR THE CAPITAL REDUCTION EXERCISE

3.1 **Books Closure Date.** Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a Cash Distribution of S$0.92 for each Share held as at the Books Closure Date.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

3.2 **Shareholders holding Scrip Shares.** Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP by 16 January 2006 in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from 17 January 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

3.3 **Payment of the Cash Distribution.** Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) ***Scripless Shareholders***

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk tentatively by 21 February 2006. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions tentatively by 21 February 2006.

(b) ***Shareholders holding Scrip NOL Shares***

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them by ordinary post at their own risk tentatively by 21 February 2006.

4. IMPORTANT EVENTS AND DATES

Shareholders should note the following events and dates:

Event	Date
Last day to deposit old share certificates with CDP	Monday, 16 January 2006
Last day and time for the Shares to trade "cum" entitlement to the Cash Distribution pursuant to the Capital Reduction	Tuesday, 24 January 2006 at 5.00 p.m.
First day and time for the Shares to trade "ex" entitlement to the Cash Distribution pursuant to the Capital Reduction	Wednesday, 25 January 2006 at 9.00 a.m.
Books Closure Date	Friday, 27 January 2006 at 5.00 p.m.
Expected Payment date for the Cash Distribution pursuant to the Capital Reduction	Tuesday, 21 February 2006

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

11 January 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	23-Jan-2006 18:21:35
Announcement No.	00102

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 12, 2005
Description	Attached is the operating performance for the 6 weeks (Period 12) between 19 November 2005 to 30 December 2005.
Attachments:	NOL_Operating_Performance_for_P12_2005.pdf Total size = **55K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

23 January 2006

NOL's **unaudited** operating performance year-to-date (YTD) 2005 and for the 6 weeks (Period 12) from 19 November 2005 to 30 December 2005 are as follows:

Year-To-Date	2005	2004	% Change*	% Change# (normalised)
Liner				
a) Volume (FEU)	1,945,700	1,792,900	9	11
b) Average Revenue Per FEU (US$/FEU)	2,841	2,713	5	5
Logistics**				
a) Revenue by Biz Segments (US$'000)				
Contract Logistics Services	862,300	821,400	5	7
International Services	427,600	345,600	24	26

Period 12	2005	2004	% Change*	% Change# (normalised)
Liner				
c) Volume (FEU)	219,400	244,700	(10)	5
d) Average Revenue Per FEU (US$/FEU)	2,829	2,771	2	2
Logistics**				
b) Revenue by Biz Segments (US$'000)				
Contract Logistics Services	102,100	106,200	(4)	12
International Services	46,600	42,300	10	29

** Summation may not add up due to rounding;*
*** Revenues have been reclassified between Contract Logistics Services and International Services*

Important note: Period 12 (P12) 2005 comprised six weeks, while P12 2004 comprised a seven-week period. As a result, YTD 2005 comprised a 52-week period while YTD 2004 comprised a 53-week period.

Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

Commentary:

Liner: On a normalised six-week period, volumes increased 5% YoY in P12 2005. YTD volumes also improved, with an 11% YoY increase on a normalised basis. YTD and P12 average revenues per FEU rose 5% and 2% respectively compared to the corresponding period in 2004.

Logistics: YTD 2005 revenues totalled US$1.29 billion, a 13% YoY increase compared to a normalised period in 2004. International Services' revenues continued to lead this growth, with P12 revenues registering a 29% YoY increase while Contract Logistics revenues rose 12% YoY on a normalised 6-week period.

Note : Period 1 and Period 12 encompass a 6-week period. Reported volumes for these periods should be adjusted to a normalised 4-week period for meaningful comparisons.

APL Average Revenue per FEU (updated as at Period 12, 2005)



APL Average Revenue per FEU (2002-2005)
US$/FEU
3,000
2,500
2,000
1,500
Period 12, 2005
Y-o-Y : +2%
P1 02
P2 02
P3 02
P4 02
P5 02
P6 02
P7 02
P8 02
P9 02
P10 02
P11 02
P12 02
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
Period

NOL

CHAIRMAN : CHENG WAI KEUNG

27 January 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

Our Company has, today, made an announcement in relation to the Capital Reduction and Cash Distribution of approximately S$1.34 Billion. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

cc: Christopher E. Palmer
Goodwin Procter LLP
By email: cpalmer@goodwinprocter.com

Enc

NEPTUNE ORIENT LINES LTD
456 ALEXANDRA ROAD, NOL BUILDING,
SINGAPORE 119962.
TEL: (65) 6278 9000, FAX: (65) 6278 4900
WEBSITE: http://www.nol.com.sg
Co. Reg. No.: 196800632D

C:\TEMP\Temporary Internet Files\OLK53\Letter to SEC (Elliott Staffin)-draft.DOC

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Jan-2006 17:12:40
Announcement No.	00058

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CAPITAL REDUCTION AND CASH DISTRIBUTION OF APPROXIMATELY S$1.34 BILLION
Description	The Board of Directors of Neptune Orient Lines Limited (the "Company") is pleased to announce that the sealed order of the High Court relating to the above has been lodged with the Accounting and Corporate Regulatory Authority on 27 January 2006. The reduction of capital of the Company therefore takes effect on and from the said date.
Attachments:	Total size = **0** (2048K size limit recommended)

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